Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-291078

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the accompanying short form base shelf prospectus dated October 31, 2025 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference into this prospectus supplement and the accompanying short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus to which it relates from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Anfield Energy Inc. at 2005—4390 Grange Street, Burnaby, British Columbia, V5H 1P6, telephone (604) 669-5762, e-mail: timelinefiling@gmail.com, and are also available electronically at www.sedarplus.ca and www.sec.gov.

PROSPECTUS SUPPLEMENT

dated July 30, 2026

to the Short Form Base Shelf Prospectus dated October 31, 2025

New Issue	July 30, 2026

ANFIELD ENERGY INC.

US$5,965,220

1,491,305 Common Shares

This prospectus supplement (this “Prospectus Supplement”) of Anfield Energy Inc. (the “Company” or “Anfield”), together with the accompanying short form base shelf prospectus dated October 31, 2025, as may be amended or supplemented (the “Shelf Prospectus” and together with the Prospectus Supplement, the “Prospectus”) qualifies for the distribution (the “Offering”) of 1,491,305 Common Shares (as defined below) in the capital of the Company (the “Offered Shares”) at a price of US$4.00 per Offered Share (the “Offering Price”).

The Offering is being made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated July 30, 2026 among the Company and Northland Securities, Inc. (“Northland”) and Roth Capital Partners, LLC (“Roth”), as the representatives of the several underwriters named therein (the “Representatives”). The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (File No. 333-291078), as amended (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) of which this Prospectus Supplement forms a part. See “Plan of Distribution”. The Offered Shares are being offered in each of the provinces and territories of Canada, other than in the province of Quebec, by Roth Canada, Inc. (the “Canadian Underwriter”) and the Offered Shares are being offered in the United States by Northland and Roth (the “U.S. Underwriters”, and together with the Canadian Underwriter, the “Underwriters”). The terms of the Offering, including the Offering Price, were determined by arm’s length negotiation between the Company and the Representatives, with reference to the prevailing market price of the Common Shares.

	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to the Company (2)
Per Offered Share	US$4.00	US$0.24	US$3.76
Total (3)	US$5,965,220	US$357,913.20	US$5,607,306.80

Notes:

(1)

The Company has agreed to pay the Underwriters a cash fee equal to % of the gross proceeds from the Offered Shares sold under the Offering, including in respect of any gross proceeds raised on the exercise of the Over-Allotment Option (as defined below) (the “Underwriters’ Fee”), other than gross proceeds on any sales made to “President’s List” purchasers, on which no fees shall be paid to the Underwriters in respect of such gross proceeds. The “President’s List” includes Uranium Energy (as defined below) and other purchasers introduced by the Company’s management to the Underwriters. The Underwriters’ Fee assumes no sales to “President’s List” purchasers. See “Plan of Distribution”.

(2)

After deducting the Underwriters’ Fee (assuming no sales to “President’s List” purchasers) but before deducting the expenses of the Offering, which are estimated to be US$325,000, which will be paid by the Company from the proceeds of the Offering.

(3)	Based on 1,491,305 Offered Shares being issued at closing of the Offering.

The Company has granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 223,695 Offered Shares (the “Over-Allotment Shares”) at the Offering Price for additional gross proceeds of up to US$894,780. The Over-Allotment Option may be exercised by the Underwriters in whole or in part to acquire Over-Allotment Shares at the Offering Price at any time for a period of 30 days after the date of the Underwriting Agreement (the “Over-Allotment Option Exercise Period”). See “Plan of Distribution”. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” (assuming no sales to “President’s List” purchasers) and “Net Proceeds to the Company” will be US$6,860,000, US$411,600 and US$6,448,400, respectively. This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option, as applicable. A purchaser who acquires securities forming part of the Underwriters’ over-allocation position acquires these securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets out the maximum number of Over-Allotment Shares that may be issued by the Company pursuant to the Over-Allotment Option:

Underwriters’ Position	Number of Additional Common Shares Available	Exercise Period	Exercise Price
Over-Allotment Option	Up to 223,695 Over-Allotment Shares	Up to 30 days following the date of the Underwriting Agreement	US$4.00 per Over-Allotment Share

Unless the context otherwise requires, all references to the “Offering” and the “Offered Shares” in this Prospectus Supplement shall include all Over-Allotment Shares issuable assuming the exercise of the Over-Allotment Option. See “Plan of Distribution”.

The issued and outstanding common shares of the Company (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Capital Market (the “Nasdaq”) under the trading symbol “AEC” and in Germany on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “0AD”. On July 29, 2026, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the TSXV was C$5.86, on the Nasdaq was US$4.23 and on the FSE was €3.56. The TSXV has conditionally approved the listing of the Offered Shares, including any Offered Shares issuable upon exercise of the Over-Allotment Option, on the TSXV. Listing is subject to the Company fulfilling all of the requirements of the TSXV.

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The Company is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Annual consolidated financial statements included or incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and the interim financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as applicable to interim financial reporting, including IAS 34, Interim Financial Reporting (“IAS 34”), and thus may not be comparable to financial statements of United States companies.

Investing in securities of the Company is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. A prospective purchaser should therefore review this Prospectus Supplement and the accompanying Shelf Prospectus, as amended or supplemented, and the documents incorporated by reference herein and therein, as amended or supplemented, in their entirety and carefully consider the risk factors described or referenced under “Risk Factors” herein, in the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein prior to investing in any Offered Shares offered hereby. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement and consult their own tax advisors with respect to their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations for U.S. Holders” and “Risk Factors”.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the price specified, the Underwriters may reduce the selling price to purchasers from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Company. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale on a commercially reasonable efforts basis, if as and when issued by the Company, and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement described under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Cassels Brock & Blackwell LLP, with respect to matters of Canadian law, and Dorsey & Whitney LLP, with respect to matters of U.S. law, and on behalf of the Underwriters by Stikeman Elliott LLP, with respect to matters of Canadian law, and Faegre Drinker Biddle & Reath LLP, with respect to matters of U.S. law.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to take place on or about July 31, 2026, or such other date as the Company and the Underwriters may agree (the “Closing Date”). It is anticipated that the Offered Shares will be registered in such names and in such denominations as the Representatives shall request. The Offered Shares shall be delivered to the Representatives on the Closing Date for the respective accounts of the several Underwriters. See “Plan of Distribution”. The Underwriters expect to deliver the Offered Shares through the book-entry facilities of CDS Clearing and Depository Services Inc. (“CDS”), The Depository Trust Company (“DTC”), or by such other means as permitted by the Underwriting Agreement on or about July 31, 2026, subject to customary closing conditions. A

- iii -

purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. Notwithstanding anything to the contrary herein, the distribution of the Offered Shares hereunder shall terminate upon expiration of the Over-Allotment Option Exercise Period.

The U.S. Underwriters are not registered dealers in any Canadian jurisdiction and, accordingly, are not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any of the Common Shares offered hereby in Canada. The Canadian Underwriter will solicit offers to purchase the Common Shares offered hereby in Canada. See “Plan of Distribution”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of the Province of British Columbia, that all but one of the Company’s officers and all but five of the Company’s directors are not residents of the United States, that some of the Underwriters or experts named in this Prospectus Supplement and in the accompanying Shelf Prospectus are not residents of the United States, and that certain of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Civil Liabilities”.

NO CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Ken Mushinski, John Eckersley, Jeff Duncan, Joshua D. Bleak and Stephen S. Lunsford, each a director of the Company, and Douglas L. Beahm, the Chief Operating Officer of the Company, reside outside of Canada. Ken Mushinski, John Eckersley, Jeff Duncan, Joshua D. Bleak and Stephen S. Lunsford, each a director of the Company, and Douglas L. Beahm, the Chief Operating Officer of the Company, have appointed Cassels Brock & Blackwell LLP, Suite 3100, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 as agent for service of process in Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforceability of Civil Liabilities”.

The Company’s head office and its registered and records offices are located at 2005—4390 Grange Street, Burnaby, British Columbia, Canada V5H 1P6. The Company also has project offices in Mesa, Arizona, U.S. and Nucla, Colorado, U.S.

- iv -

PROSPECTUS SUPPLEMENT

- i -

SHORT FORM BASE SHELF PROSPECTUS

- ii -

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and updates certain information contained in the accompanying Shelf Prospectus and the documents incorporated by reference into the Shelf Prospectus. The second part is the Shelf Prospectus, which provides more general information, some of which may not apply to the Offering. If the information differs or varies between this Prospectus Supplement and the Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the Shelf Prospectus. The Shelf Prospectus and this Prospectus Supplement together comprise the Prospectus for purposes of qualifying the securities offered pursuant to the Offering.

An investor should rely only on the information contained in this Prospectus Supplement and the Shelf Prospectus and on the other information in the Registration Statement, of which this Prospectus Supplement and the Prospectus form a part, (including the documents incorporated by reference herein and therein) and is not entitled to rely on parts of the information contained in this Prospectus Supplement or the Shelf Prospectus (including the documents incorporated by reference herein or therein) to the exclusion of others. The Company and the Underwriters have not authorized anyone to provide investors with additional or different information. The Company and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein, and the Company disclaims any such incorporation by reference.

The Company and the Underwriters are not offering to sell the Offered Shares in any jurisdictions where the offer or sale of the Offered Shares is not permitted. The information contained in this Prospectus Supplement and the Shelf Prospectus (including the documents incorporated by reference herein and therein) is accurate only as of the date of this Prospectus Supplement or Shelf Prospectus or as of the date as otherwise set out herein or therein (or as of the date of the document incorporated by reference herein or therein or as of the date as otherwise set out in the document incorporated by reference herein or therein, as applicable), regardless of the time of delivery of this Prospectus Supplement or any sale of the Offered Shares. The business, capital, financial condition, results of operations and prospects of the Company may have changed since those dates. The Company does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian and U.S. securities laws.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

The documents incorporated or deemed to be incorporated by reference herein or in the Prospectus contain meaningful and material information relating to the Company and readers of this Prospectus Supplement should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, as amended or supplemented.

FINANCIAL INFORMATION AND CURRENCY

All currency amounts in this Prospectus Supplement are expressed in United States dollars, unless otherwise indicated. References to dollars, “$” or “US$” are to United States currency, unless otherwise indicated. All references to “C$” refer to Canadian dollars.

The following table sets forth for each period indicated (i) the high and low exchange rates for one United States dollar during such periods; (ii) the average exchange rates for one United States dollar for such period; and

(iii) the exchange rates in effect as at the end of the period, for one United States dollar, each expressed in Canadian dollars as quoted by the Bank of Canada.

	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024
	(C$)	(C$)	(C$)	(C$)
High	1.3939	1.4603	1.4603	1.4416
Low	1.3515	1.4166	1.3558	1.3316
Average	1.3717	1.4352	1.3978	1.3698
Period End	1.3939	1.4376	1.3706	1.4389

On July 29, 2026, the daily average exchange rate for the conversion of United States dollars into Canadian dollars, expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.4083.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. While the Company believes such third party information to be generally reliable, the Company has not independently verified any of the data from third party sources referred to or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus and accordingly, the accuracy and completeness of such data is not guaranteed.

NON-IFRS MEASURES

The annual consolidated financial statements of the Company are prepared in accordance with IFRS. Additionally, the Company utilizes certain non-IFRS measures such as working capital (calculated as current assets less current liabilities). The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements relating to: the business and future activities of, and developments related to, the Company after the date of this Prospectus Supplement or the Shelf Prospectus, as applicable; expectations of the use by the Company of the net proceeds raised from the Offering, including as to achieving the related business objectives and milestones described herein; the sufficiency of net proceeds of the Offering to achieve the business objectives and milestones described herein; expectations of the timing, size and completion of the Offering and the listing of the Offered Shares on the TSXV and the Nasdaq; receipt of the required approvals, including, but not limited to, the approval of the TSXV of the Offering; capital expenditure programs; estimates of the quality and quantity of the mineral resources at its mineral properties; development of mineral resources; accuracy and success of exploration programs; whether mineral resources will ever be developed into mineral reserves, and information underlying assumptions related thereto; plans and expectations including anticipated expenditures relating to exploration, development, pre-extraction, extraction and reclamation activities; costs and timing of the development of new deposits; success of exploration activities and permitting timelines; fluctuations in the prices of uranium and vanadium; commodity price changes; currency fluctuations; budget estimates and expenditures to be made by the Company on its properties; planned exploration and development programs and expenditures (including, but not limited to, plans and expectations regarding advancement of the Velvet-Wood Project (as defined below), the Shootaring Canyon Mill (as defined below), the Slick Rock Complex (as defined below) and the Paradox Complex (as defined below)); the Company’s intention to focus its business activity in the near term on advancing its conventional uranium and vanadium portfolio to production, including updating its Radioactive Materials License (as defined below) at the Shootaring Canyon Mill, determining economics and completing permitting application requirements for its Paradox Complex, commencing construction activities for the Velvet-Wood Project and advancing the Slick Rock Complex; the development, operational and economic results of the 2026 PEA (as defined below), including capital expenditures, NPV (as defined below) projections, IRR (as defined below) projections, development costs and sustaining capital; the renegotiation of royalty terms with applicable governmental authorities for the DOE Lease (as defined below) renewal process and the renegotiation of the royalty terms with Cotter (as defined below); continued access to mineral properties or infrastructure; payments and share issuances pursuant to property agreements; performance of the Company’s business and operations; changes in exploration costs and government regulation in Canada and the United States; competition for, among other things, capital, acquisitions, undeveloped lands and skilled personnel; treatment under governmental and taxation regimes; belief and expectations including the possible impact of any legal proceedings, arbitration or regulatory actions against the Company; the reliability of third party information; inflation; changes in trade relationships; tariffs and trade barriers; the Company’s funding requirements and ability to raise capital; geopolitical instability; the Company’s overall strategy, objectives, plans and expectations for the fiscal year ending December 31, 2025 and beyond; and work plans to be conducted by the Company. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “seeks”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. With respect to forward-looking statements listed above and contained in the AIF (as defined below), the Company has made assumptions regarding, among other things: uncertainties relating to receiving mining, exploration, environmental and other permits or approvals; unpredictable changes to the market prices for uranium and vanadium; pricing and demand for uranium and vanadium; anticipated results of exploration and development activities for the Velvet-Wood Project, the Shootaring Canyon Mill, the Slick Rock

Complex and Paradox Complex; exploration and development costs for the Velvet-Wood Project, the Shootaring Canyon Mill, the Slick Rock Complex and Paradox Complex; availability of additional financing; ability to remain in compliance with the terms of the Company’s indebtedness; the Company’s ability to obtain additional financing on satisfactory terms; the ability to achieve production at any of the Company’s mineral exploration and development properties; the ability to fund, advance and develop the Company’s properties; the Company’s ability to operate in a safe and effective manner; impact of increasing competition; commodity prices, exchange rates, tariffs, trade barriers, currency rates, interest rates, trade relationships and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where the Company operates; current technological trends; impact of unknown financial contingencies; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms; and the anticipated timing and results of operations.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events, performance or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus, including the following: risks related to the Company’s discretion in the use of proceeds from the Offering; risks that the market price of Common Shares may be depressed by substantial sales of the Common Shares; risk that an entire investment in the Offered Shares may be lost; risks that the market for the Common Shares may not be active and liquid; risks related to the Company’s PFIC (as defined below) status; risks that the proposed legislation in the U.S. Congress, including changes in U.S. tax law, may adversely impact the Company and the value of the Offered Shares; risks related to U.S. federal income taxes for U.S. persons treated as owning at least 10% of the Company’s Offered Shares; risks that the forward-looking statements may prove to be inaccurate; mining operations risks, including without limitation, the decisions to advance development of the Velvet-Wood Project, the Slick Rock Complex and Paradox Complex are not based on feasibility studies of mineral reserves demonstrating economic and technical viability; risks associated with development and industry competitiveness; risks related to mineral resource and mineral reserve uncertainties; risks in obtaining and maintaining all necessary licenses and permits for operations; delays in obtaining governmental approvals of financing or in the completion of development or construction activities; risks relating to rights of ownership of mineral properties; risks in maintaining interest in the Company’s mineral properties; risks that the development, operational and economic results of the 2026 PEA may diﬀer from projections; risks that the Company may not be able to renegotiate the royalty terms for the DOE Leases applicable governmental authorities or with Cotter as contemplated, or at all; risks resulting from future environmental legislation, regulations and actions; risks related to environmental liabilities inherent in mining operations; uninsurable risks related to mineral properties; construction project expenditure risks; foreign operations risks; cost estimate risks; risks related to negative operating cash flows; dilution risks; risks related to not issuing dividends; financial risks; credit risks with respect to the Company’s cash and cash equivalents; risks arising from changes in foreign currency fluctuations; liquidity risks; risks related to capital resources; risks related to the Company’s capability to continue as a going concern; risks related to the market prices of uranium and vanadium; risks related to commodity prices; risks related to Uranium Energy Corp. (together with its subsidiaries, “Uranium Energy”) having significant influence over the Company; risks related to political and regulatory effects on the uranium and vanadium industries; political uncertainty risks; risks related to war and international conflict; risks resulting from adverse economic conditions in Canada, the United States and globally; risks relating to tariffs or the imposition of other restrictions on trade; risks related to the integration of acquisitions; risks related to potential joint venture operations; actual results of current exploration and development activities; conclusions of economic evaluations; uncertainties in estimating capital and operating costs, cash flows and other economics; changes in project parameters as plans continue to be refined; future prices of metals; failure of plant, equipment or processes; risks related to geological, technical and drilling issues; unanticipated operating events; health and safety risks; risks related to accidents; unanticipated weather conditions; labour disputes and other risks of the mining industry; risks related to climate change; intellectual property risks; decommissioning and reclamation risks; risks related to the Company’s capability to attract and maintain qualified key management personnel; risks related to conflicts of interest; risks related to litigation, arbitration, disputes and judgments; risks related to enforcing judgements; risks related to anti-corruption; risks related to Indigenous peoples; inflationary pressure risks; information systems risks; risks related to new technology and generative artificial intelligence; risks related to tax law changes and incentive programs with respect to the mining industry; risks related to share price volatility; risks related to future issuances of shares; risks related to obtaining additional financing satisfactory to the Company; and risks related to continued listing requirements for the TSXV and the Nasdaq, as well as those factors discussed in the section entitled “Risk Factors” in the Prospectus and in the Company’s public filings available at the Company’s profile on the Canadian System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, the section entitled “Risk Factors” in the Shelf Prospectus and the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2025, dated March 30, 2026 (the “AIF”), and incorporated by reference herein, for additional risk factors that could cause results to differ materially from forward-looking statements.

The forward-looking information and forward-looking statements contained in this Prospectus Supplement and the Shelf Prospectus represent the Company’s views and expectations respectively as of the date of this Prospectus Supplement and the Shelf Prospectus, unless otherwise indicated in such documents, and forward-looking information and forward-looking statements contained in the documents incorporated by reference herein and therein represent the Company’s views and expectations as of the date of such documents, unless otherwise indicated in such documents. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the SEDAR+ profile of the Company or under the EDGAR profile of the Company at the website of the SEC at www.sec.gov.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The Company is permitted under the MJDS adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Annual consolidated financial statements included or incorporated herein by reference have been prepared in accordance with IFRS and the interim financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as applicable to interim financial reporting, including IAS 34, and thus may not be comparable to financial statements of United States companies.

Technical disclosure in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Such technical disclosure includes mineral reserves and mineral resources classification terms made in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101, as developed by the Canadian Securities Administrators, establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“Regulation S-K 1300”). The Company is not required to provide disclosure on its mineral properties under Regulation S-K 1300 and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, technical disclosure in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated herein and therein by reference that describes the Company’s mineral reserves and mineral resources estimates may differ with information made public by United States companies under Regulation S-K 1300.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement and the Shelf Prospectus from documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, which have been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Anfield Energy Inc. at 2005—4390 Grange Street, Burnaby, British Columbia, V5H 1P6, telephone (604) 669-5762, e-mail: timelinefiling@gmail.com, and are also available electronically under the SEDAR+ profile of the Company at www.sedarplus.ca or under the EDGAR profile of the Company at the website of the SEC at www.sec.gov. The filings of the Company available on SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus as of the date hereof and only for the purposes of the distribution of the Offered Shares. Other documents are also incorporated or deemed to be incorporated by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full details.

As of the date hereof, the following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, the Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement, the Shelf Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement, as further described below:

(a)	the AIF;

(b)	the audited consolidated financial statements of the Company for the fiscal years ended December 31, 2025 and December 31, 2024, together with the notes thereto and the auditor’s report thereon;

(c)	the management’s discussion and analysis of the results of operations and financial condition of the Company for the fiscal year ended December 31, 2025;

(d)

the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2026 and 2025, together with the notes thereto (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of the results of operations and financial condition of the Company for the three months ended March 31, 2026 (the “Interim MD&A”);

(f)	the management information circular of the Company dated February 20, 2025 prepared in connection with the special meeting of the Company’s shareholders held on March 31, 2025;

(g)	the management information circular of the Company dated January 27, 2026 prepared in connection with the special meeting of the Company’s shareholders held on February 27, 2026;

(h)

the management information circular of the Company dated June 3, 2026 prepared in connection with the annual general and special meeting of the Company’s shareholders held on July 10, 2026 (the “Meeting”); and

(i)

the material change report of the Company dated January 16, 2026, in respect of the closing of the Company’s non-brokered private placement of 1,345,292 Common Shares issued pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106—Prospectus Exemptions (the “LIFE Offering”) and the closing of its non-brokered private placement of 896,861 subscription receipts of the Company issued to UEC Energy Corp., a subsidiary of Uranium Energy (the “Concurrent Offering”).

Any document (other than confidential material change reports, if any) of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference in this Prospectus Supplement and the Shelf Prospectus for the purposes of the Offering. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this Prospectus Supplement and prior to the termination or completion of the Offering, such document or information will be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part (and in the case of a report on Form 6-K, only if and to the extent expressly provided therein).

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or in the Shelf Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Shelf Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Shelf Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement or the Shelf Prospectus, except as so modified or superseded.

When the Company files a new annual information form, audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus Supplement is valid, the previous annual information form, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Company’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus Supplement for purposes of future offers and sales of Offered Shares offered under this Prospectus Supplement. Upon new unaudited interim condensed consolidated financial statements and related management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the term of this Prospectus Supplement, all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements) pertaining to the Offering that has been, or will be, filed on SEDAR+ at www.sedarplus.ca and www.sec.gov before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus solely for the purposes of the Offering.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the Offering and should be read together with the more detailed information and financial data and statements contained or incorporated by reference elsewhere in this Prospectus Supplement.

Issuer	Anfield Energy Inc.

Offered Securities	Common Shares.

Public Offering Price	US$4.00

Underwriters’ Fee

6.0% of the gross proceeds from the sale of the Offered Shares (including in respect of any gross proceeds raised on the exercise of the Over-Allotment Option), other than gross proceeds on any sales made to “President’s List” purchasers, on which no fees shall be paid to the Underwriters in respect of such gross proceeds. The “President’s List” includes Uranium Energy and other purchasers introduced by the Company’s management to the Underwriters. The Company has also agreed to reimburse the Underwriters for certain expenses. See “Plan of Distribution”.

Description of the Offering

Sales of the Offered Shares under the Prospectus are anticipated to be made pursuant to an Underwriting Agreement. In addition, the Company will grant the Underwriters the Over-Allotment Option to purchase up to an additional 223,695 Offered Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. The Offering will be made concurrently in each of the provinces and territories of Canada, other than in the province of Quebec, and in the United States pursuant to the Registration Statement.

Common Shares Outstanding	As at July 29, 2026, without giving effect to the Offering: 18,234,976 Common Shares. See “Consolidated Capitalization” and “Plan of Distribution”.

Business of the Company

The Company is an energy metals exploration, development and near-term production company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its energy metals assets. The Company is focused on the acquisition and development of uranium and vanadium assets in the United States. The Company intends to focus its business activity in the near term on advancing its conventional uranium and vanadium portfolio closer to production. See “The Company”.

Use of Proceeds

The Company intends to use the net proceeds from the Offering to advance the Company’s uranium and vanadium assets in the United States, namely the Paradox Complex, the Velvet-Wood Project, the Slick Rock Complex and the Shootaring Canyon Mill, and for working capital and general corporate purposes.

Risk Factors

Prospective purchasers of the Offered Shares should carefully consider the information set forth under the heading “Risk Factors” and the other information included in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein, as amended or supplemented, in their entirety, before deciding to invest. Investing in securities of the Company is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

THE COMPANY

The following description of the Company does not contain all of the information about the Company and its assets and business that you should consider before investing in the Offered Shares. You should carefully read this entire Prospectus Supplement and the Shelf Prospectus, including the sections entitled “Risk Factors”, and the AIF, as well as the documents incorporated by reference herein and in the Shelf Prospectus before making an investment decision.

The Company is an energy metals exploration, development and near-term production company. The Company is focused on the acquisition and development of uranium and vanadium assets in the United States. The Common Shares are listed on the TSXV and the Nasdaq under the symbol “AEC” and on the FSE under the symbol “0AD”.

Anfield’s assets include: (i) the Paradox mine complex, located in Montrose County, Colorado (formerly known as the West Slope project) (the “Paradox Complex”); (ii) the Velvet-Wood uranium and vanadium project, located in San Juan County, Utah (the “Velvet-Wood Project”); (iii) the Slick Rock mine complex, located in San Miguel County, Colorado (the “Slick Rock Complex”); and (iv) the Shootaring Canyon mill, located in Henry Mountain District, Utah (the “Shootaring Canyon Mill”).

Management of the Company considers the Paradox Complex, Velvet-Wood Project, Slick Rock Complex and the Shootaring Canyon Mill to be the material mineral properties of the Company.

The Company intends to focus its business activity in the near term on advancing its conventional uranium and vanadium portfolio closer to production. This includes updating its radioactive materials license at the Shootaring Canyon Mill (the “Radioactive Materials License”), determining economics for its Paradox Complex and, uranium price permitting, advancing both its Velvet-Wood Project and Slick Rock Complex.

Recent Developments

On April 1, 2026, the Company announced that it revised the terms of the previously announced amending and consent agreement with Extract Advisors LLC (“Extract”) to amend the terms of its credit facility with Extract. Pursuant to the amending and consent agreement, Extract consented (the “Extract Consent”) to the Company’s proposed acquisition of B.R.S., Inc. (“BRS”). In consideration for the Extract Consent, the Company agreed to issue 50,000 Common Shares (the “Bonus Shares”) and 180,085 Common Share purchase warrants (the “Bonus Warrants”) to Extract, in accordance with TSXV Policy 5.1 – Loans, Loan Bonuses, Finder’s Fees and Commission. Each Bonus Warrant entitles the holder thereof to acquire one Common Share at an exercise price of C$8.11 per Bonus Warrant until September 26, 2028. The Extract Consent was conditional upon the Company’s issuance of the Bonus Shares and Bonus Warrants to Extract. On April 14, 2026, upon the issuance of Bonus Shares and Bonus Warrants, the Extract Consent was made effective.

On April 2, 2026, the Company announced that it submitted a notice of intent to the relevant regulatory authorities in preparation for an underground drilling program at the SM-18 uranium and vanadium project in Colorado (the “SM-18 Project”).

On April 8, 2026, the Company announced that, following receipt of comments regarding the Company’s submission of a plan of operations from the DOE (as defined below) and the DRMS (as defined below), the Company had addressed all outstanding comments and submitted a permit amendment for the restart of its JD-8 mine at the Paradox Complex.

On May 4, 2026, the Company announced the results of the 2026 PEA.

On May 8, 2026, the Company announced that it had closed the acquisition of BRS. In consideration of the acquisition of BRS, the Company was required to complete a series of cash payments to its founder and the Company’s Chief Operating Officer, Douglas L. Beahm, totaling US$5,000,000. In connection with the acquisition of BRS, the Company has paid Mr. Beahm US$1,500,000, with a further US$1,500,000 payable on the first anniversary of the closing and a further US$2,000,000 on the second anniversary of the closing.

On May 13, 2026, the Company announced that it had completed monitoring well drilling programs at the Shootaring Canyon Mill and Slick Rock Complex.

On June 1, 2026, the Company announced the completion of phase one surface construction at the Velvet-Wood Project.

On June 8, 2026, the Company announced an operational update on the renewal and reactivation of its Radioactive Materials License. The Company announced that it had initiated preparatory refurbishment work at the Shootaring Canyon Mill. The Company also announced that it had entered into an investor relations agreement with CorProminence LLC for public relations and investor relations services, and an agreement with Generation IACP Inc. for market-making services. Both agreements are subject to the Company’s filing requirements with the TSXV and TSXV approval.

On June 15, 2026, the Company announced that it had received its first custom-built underground haul truck from Young’s Machine Company (“Young’s”) production line from the Company’s order for specialized mining equipment. The Company reached a further agreement with Young’s, under which Young’s will supplement underground loaders to support the Company’s mining operations.

On June 18, 2026, the Company announced that it filed the 2026 PEA on SEDAR+.

On June 24, 2026, the Company announced its corporate update discussing the Company’s operational, permitting and economic advancements for the first half of 2026. The Company also announced that it had entered into a media services agreement with Goldwyn Media LLC for comprehensive marketing and public awareness services. The media services agreement is subject to the Company’s filing requirements with the TSXV and TSXV approval.

On June 30, 2026, the Company announced that the DOGM (as defined below) is hosting an informational tour of the Velvet-Wood Project with members of the Utah Legislature on August 12, 2026.

On July 7, 2026, the Company announced that it had received its blasting permits from the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives for its mines in both Utah and Colorado.

On July 9, 2026, the Company announced that its subsidiary, Highbury Resources Inc., entered into a mining lease agreement with Gold Eagle Mining Inc. (“GEMI”) for two additional patented mining claims in Southwestern Colorado.

On July 21, 2026, the Company announced the results from the Meeting. All matters put forward before the Company’s shareholders for consideration and approval were approved by the requisite majority of votes cast at the Meeting.

TECHNICAL INFORMATION CONCERNING MATERIAL MINERAL PROJECTS

The Paradox Complex, Shootaring Canyon Mill, Velvet-Wood Project and Slick Rock Complex

The combined Paradox Complex, Velvet-Wood Project, Slick Rock Complex and Shootaring Canyon Mill preliminary economic assessment entitled “The Shootaring Canyon Mill and Tributary Mines, Utah and Colorado, USA Preliminary Economic Assessment National Instrument 43-101” and dated effective May 4, 2026 (the “2026 PEA”), was authored by Terence P. (Terry) McNulty, P.E., D. Sc., of T.P. McNulty and Associates Inc. as author with Douglas L. Beahm, P.E., P.G. Principal Engineer, of BRS as principal co-author. Terence P. (Terry) McNulty was the independent qualified person for the purposes of NI 43-101 at the time the 2026 PEA was prepared. The effective date of the resource estimation and cost modeling contained in the 2026 PEA is May 2, 2026.

The below is a summary of the 2026 PEA as qualified by full text of the 2026 PEA. The 2026 PEA is available on the Company’s SEDAR+ profile at www.sedarplus.ca. Capitalized terms used but not defined in the following summary have the meanings ascribed thereto in the 2026 PEA. The 2026 PEA is not and shall not be deemed to be incorporated by reference in this Prospectus Supplement.

Where appropriate, certain information contained in this Prospectus Supplement updates information derived from the 2026 PEA. Any updates to the technical information derived from the 2026 PEA were prepared by or under the supervision of principal author Terry McNulty, P.E., D. Sc., of T.P. McNulty & Associates and co-author Douglas L. Beahm, P.E, P.G., the Company’s Chief Operating Officer, and a qualified person within the meaning of NI 43-101. Readers should be cautioned that the Company’s decision to advance the Velvet-Wood Project, the Slick Rock Complex and Paradox Complex is not based on a feasibility study of mineral reserves demonstrating economic and technical viability. As a result, there is additional uncertainty and risk related to the economics and viability of development.

Readers are cautioned that the 2026 PEA is preliminary in nature and includes a portion of the inferred mineral resources as reported herein and in the 2026 PEA. Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM Definition Standards, and as such there is no guarantee the project economics described herein will be achieved. Inferred mineral resources are too speculative, geologically, to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the outcomes estimated in the 2026 PEA will be realized. Mineral reserves are not estimated in the 2026 PEA. Mineral resource estimates may be materially aﬀected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant risks, uncertainties and other factors, as more particularly described in the 2026 PEA and herein.

Project Overview

The properties addressed in the 2026 PEA can be divided into four districts based on location: 1) The Lisbon Valley District is in San Juan County, Utah and contains the Velvet-Wood Project; 2) The Slick Rock District is in San Miguel County, Colorado and contains both the Slick Rock Complex and the SR-11 project (the “SR-11 Project”); 3) The Uravan District in Montrose County, Colorado which encompasses the Paradox Complex and the SM-18 Project; and 4) The Henry Mountain District, Utah, contains the Shootaring Canyon Mill. The overall location of these districts is shown in Figure 1.1.1 below.

The mineral rights of these properties consist of four different types of rights; at each property these are singular or in combination. The four different types of mineral rights are: 1) State lease; 2) Bureau of Land Management (BLM) lode claims; 3) Department of Energy (DOE) leases; and 4) patented/private claims.

For the purposes of the 2026 PEA, it is assumed that mineral processing will take place at Anfield’s mineral processing facility, the Shootaring Canyon Mill. Multiple mines from each of the major districts are planned to operate simultaneously providing a feed stock of mined material to the Shootaring Canyon Mill over a currently planned period of 15 years.

Figure 1.1.1—Overall Project Location Map

OVERALL LOCATION MAP
UTAH
COLORADO
Grand County
Mesa County
Moab
DOE LEASE SM18 PROJECT
Montrose County
PARADOX COMPLEX
VELVET WOOD PROJECT AREA
SLICK ROCK COMPLEX
DOE LEASE SR11 PROJECT
San Juan County
San Miguel County
Dolores County
Montezuma County
Canyons of the Ancients National Monument
Canyonlands National Park
Garfield County
SHOOTARING CANYON MILL
Halls Crossing
Indian Creek
Bullfrog Creek
La Sal Creek
12728 ft
11528 ft
7136 ft
11481 ft
11360 ft
8264 ft
Salt Lake City
Denver
Utah
Colorado
0 100 200 300 400 Miles
Esri, TomTom, Garmin, FAO, NOAA, USGS, EPA, USFWS
0 5 10 20 30 40 Miles
N
Coordinate system: NAD83 UTM Zone 12

Anfield controls 21 of the 29 active DOE lease tracts in Colorado (the “DOE Leases”). Anfield refers to the DOE Leases as mine complexes named by geographic areas as summarized in Table 6.1.1 in the 2026 PEA. The locations of the DOE Lease are shown in Figure 6.1.1 of the 2026 PEA. For completeness and due to their commonality, a general discussion of the history of all Anfield’s DOE Leases is included below. The DOE and, where applicable, the Cotter Corporation (“Cotter”) mine production royalties listed in Table 6.1.1 of the 2026 PEA and discussed subsequently for the 6 leases included in the 2026 PEA, are considered excessive. Further discussion of royalties and their cost implications is provided below in “Capital and Operating Costs” and in Section 21 of the 2026 PEA under the discussion of operating costs.

Of the 21 DOE Leases held by Anfield, 6 are included in the 2026 PEA as mineral resources including:

•	Paradox Mine Complex: JD-6, JD-7, JD-8, JD-9.

•	Uravan Mine Complex: SM-18.

•	Slick Rock Complex: SR-11.

Specific details of the DOE Leases included in the 2026 PEA are provided in the discussion of mine complexes.

The Lisbon Valley District is made up of BLM lode claims and a State of Utah mineral lease. The Slick Rock District has a combination of BLM lode claims and DOE Leases. DOE Leases make up the bulk of the mineral rights in the Uravan District, but there are also patented/private claims.

Each type of mineral right has annual encumbrances. The State lease requires annual payments to State of Utah for lease ML 49377. BLM lode claims have claim maintenance fees of $200 per claim that are due by September 1 of each year. DOE Leases have annual advance royalty payments, and the patented/private claims have property taxes to be paid annually.

Project Description and Ownership

Velvet-Wood Project Description and Ownership

The Velvet-Wood Project area is located in San Juan County, Utah, approximately 31 miles from Monticello, Utah in Township 31 South, Range 25 East, Sections 2, 3, 4 and 10, at Latitude 38o 07’ 00” North and Longitude 109º 09’ 00” West. The Wood area is located in Township 31 South, Range 26 East, Sections 6 and 7 and Township 31 South, Range 25 East, Sections 1, 11, and 12 at Latitude 38o 08’ 00” North and Longitude 109o 06’ 00” West. In total the mineral holdings within the Velvet-Wood Project area comprise approximately 2,140 acres. The ownership of the Velvet-Wood Project includes unpatented mining claims and a State of Utah mineral lease related to the Velvet and Wood mine areas as shown on Figure 4.1.1 of the 2026 PEA.

Access

Portions of the Velvet deposit were previously mined. Mineralization was accessed via a portal and decline. The mine entrance was closed by backfill but was reopened in November 2025 and the mine portal re-established. The Velvet portal is accessible by good quality roads beginning with the Big Indian Road, a hard surface road that exits U.S. Highway 191 about 19 miles north of Monticello, Utah or 34 miles south of Moab, Utah (See Figure 5.1.1 of the 2026 PEA).

The Big Indian Road extends eastward and loops into the Lisbon Road to serve properties in the Lisbon Valley area. A gravel road, San Juan County Road 112 (Williams Fork) exits the Big Indian Road about 5.5 miles east of its intersection with Highway 191. A private access road connects with County Road 112 about 6 miles southeast of its intersection with the Big Indian Road. The Velvet mine portal is about one mile northeast along this road. The site, as described above, is accessible via 2-wheel drive on existing county and/or two-track roads. The project is located approximately 10 miles south of La Sal, Utah. Most transport will occur via over-the-road commercial trucks. Access to exploration drill sites and vent locations are provided by existing roads connecting to the main access at the Velvet portal and the Lisbon Road.

The Wood area is located about 3 miles east of Velvet along County Road 112 and is also accessible from the east via the Lisbon Valley Road and County Road 112.

Mineral Tenure

Unpatented mining claims, both lode and placer, are under the authority of the Mining Law of 1872 on federal lands administered by the BLM. Under the Mining Law, the locator has the right to explore, develop, and mine on unpatented mining claims without paying production royalties to the federal government. Claim maintenance fees of $200 per claim are due by September 1 of each year. Unpatented federal lode mining claims are designated in the field by four corner posts, two end-center posts, and a location monument. Claim location notices for each unpatented claim are recorded in the county recorder’s office of the county in which the claims are located and then filed with the BLM State office.

In addition to the mining lode claims, three quarters of Section 2 is a State of Utah lease ML 54557 OBA. To maintain these mineral rights Anfield must comply with the state lease provisions including annual payments to State of Utah for leases ML 54557 OBA and BLM and San Juan County, Utah filing and/or annual payment requirements to maintain the validity of the unpatented mining lode claims.

Permitting

Permitting for Velvet-Wood Project mining operations required various approvals from the DOGM and the BLM. The Velvet-Wood Project mines have been permitted through the state of Utah and BLM. The mine portal at Velvet has been opened and work is progressing to rehabilitate the decline.

Environmental Liabilities

Financial assurance instruments are required by Utah for mine and exploration permits. The current bond for the Velvet-Wood mine complex is $539,000.

No other outstanding environmental liabilities are known to the authors.

Taxes and Royalties

Uranium mining in Utah is subject to Mineral Production Tax. Mineral Production Tax Withholding was increased from 4% to its current level of 5% effective July 1, 1993. (Refer to Utah Senate Bill 180, 1993). On the Section 2 State of Utah lease, an 8% royalty is levied on uranium, and a 4% royalty applies to vanadium production or other minerals. Additional state taxes would include property and sales taxes. At the federal level, profit from mining ventures is taxable at corporate income tax rates. However, for mineral properties, depletion tax credits are available on a cost or percentage basis, whichever is greater. For uranium, the percentage depletion tax credit is 22%, among the highest for mineral commodities.

The estate of Mr. Jim Butt holds a 2.5% gross production royalty on all uranium and vanadium recovered at the Shootaring Canyon Mill from material mined from the Velvet 1-9 claims. Mr. Kelly Dearth holds a 1% gross royalty for all uranium mined from the Wood claims, including UT 31-38, 41-44, 48, 50, 52, 54-72, and 129, a total of 37 claims.

Encumbrances and Risks

The Velvet and Wood mines have been permitted by the State of Utah and BLM. To the authors’ knowledge there are no other significant factors that may affect access, title, or the right or ability to perform work on the property if the aforementioned requirements, payments, and notifications are met.

Slick Rock District Description and Ownership

Slick Rock Complex

The Slick Rock Complex is located in San Miguel County, Southwest Colorado, approximately 24 miles north of the town of Dove Creek and east of the Dolores River. The Slick Rock Complex lode claims are located in Township 44 North, Range 18 West, Sections 15, 16, 19 to 30, 30, 32, 33, and 34 and in Township 43 North, Range 18 West, Sections 3, 4, and 5. DOE Lease SR-13 is located in Township 44 North, Range 18 West, Sections 29 to 33. DOE Lease SR-13A is located in Township 44 North, Range 18 West, Sections 19 and 30 and in Township 44 North, Range 19 West Sections 24 and 25. The approximate geographic center of the Slick Rock Complex is Latitude 38° 02’ 54.7” North, Longitude 108° 51’ 50.8” West. In total the mineral holdings within the Slick Rock Complex area comprise approximately 6,473 acres as shown on Figure 4.2.1 of the 2026 PEA.

Access

The Slick Rock Complex can be accessed via Colorado State Highway 141, County Road CR-T11, and numerous historic drill roads and trails (See Figure 5.2.1 of the 2026 PEA). To access the site: from the post office in Dove Creek, Colorado, drive 2.0 miles west-northwest on State Highway 491; turn right (north) onto State Highway 141; continue for 23.7 miles to County Road CR-T11, and then turn left onto the well-maintained gravel road.

Mineral Tenure

Figure 4.2.1 of the 2026 PEA shows the approximate location of the BLM lode claims on the Slick Rock Complex. The Slick Rock Complex contains four claim blocks. The Burro claim block consists of 76 claims. The SR claim block consists of 131 claims, of which 109 were included in the study area for the 2026 PEA, with the remainder located outside of the Slick Rock Complex area. The TAN claim block consists of 27 claims. The MCT claim block consists of 56 claims. The MCT and TAN claims are leased from UR Energy. A total of 268 mineral lode claims and two DOE Leases were utilized for the Slick Rock Complex mineral resource estimate in the 2026 PEA. The claims encompass an area of approximately 4,976 acres or 7.8 square miles while the SR-13 and SR-13A DOE Leases have an area of approximately 1,077 and 420 acres respectively. Anfield acquired the DOE Lease SR-13 from GEMI and the SR-13A DOE Lease from Cotter in 2024 and 2020, respectively.

To maintain these mineral rights, Anfield must comply with the BLM and San Miguel County, Colorado filing and/or annual payment requirements to maintain the validity of the unpatented mining lode claims. For the DOE Leases, Anfield must pay the annual royalty to DOE at the beginning of each lease year during the term of this lease.

Permitting

Exploration and mining activities for the mining claims of the Slick Rock Complex are administrated by the Durango, Colorado BLM field office. Exploration drilling and associated activities require an exploration permit and a reclamation bond that must be posted with the State of Colorado, Department of Natural Resources Division of Reclamation, Mining, and Safety. At the time of the 2026 PEA, Anfield does possess an exploration permit (NOI) with the Colorado Division of Reclamation, Mining and Safety (DRMS). The current reclamation bond held by the DRMS is $81,313.00. DOE Leases SR-13 and SR-13A were previously mined and have mine permits for reclamation through the DRMS. Future mining would require new mine permits.

Environmental Liabilities

The DOE Leases SR-13 and SR-13A have current mine permit bonds for US$31,282.00 and US$6,000.00 respectively. Reclamation of these sites was completed in 2025, but the bonds have not been released. Anfield is unaware of any additional significant environmental liabilities on the property. DOE also maintains a legacy site within the property boundary.

Taxes and Royalties

Uranium mining in Colorado is subject to Minerals Severance Tax of 2.25% after the first $19 million of gross product. In addition, two claim blocks are associated with royalties of 1% related to the Holley BC claims and 3% associated with the MCT claims. At the federal level, profit from mining ventures is taxable at corporate income tax rates. Pre and post tax economic analyses are provided below in “Economic Analysis” and in Section 22 of the 2026 PEA.

The DOE Leases SR-13 and SR-13A pay royalties to the DOE annually and this amount will be credited against royalty bid payments. The royalties are US$13,200.00 for SR-13 and US$10,200.00 for SR-13A. These annual royalties will not be refunded if the lease is cancelled, relinquished, or expires. The royalty bid payment is per dry ton of processed ore and is 15.52% for SR-13 and 29.50% for SR-13A. Cotter retained a royalty in the amount of 15% on uranium and vanadium produced from the properties. Refer to Table 6.1.1 of the 2026 PEA.

Encumbrances and Risks

To the authors’ knowledge there are no other forms of encumbrance related to the Slick Rock Complex.

The Slick Rock Complex does have some risks similar in nature to other mining projects in general and uranium mining projects specifically, i.e., risks common to mining projects as discussed below. In addition, the Slick Rock Complex is located in San Miguel County, Colorado. The county has passed its own mining regulations which are being challenged on a preemptory basis, as by law, regulation of mining in the US is reserved to the Federal and State governments, in this case BLM and DRMS. Some level of public resistance to mining is likely in this area.

To the authors’ knowledge there are no other significant factors that may affect access, title, or the right or ability to perform work on the property if the aforementioned requirements, payments, and notifications are met.

SR-11 Project

The SR-11 Project is located in San Miguel County, Colorado approximately 5 miles southwest of the Slick Rock Complex and 27 miles west of Naturita. This DOE Lease is located in Township 43 North and Range 19 West, Sections 8, 17, and 18. The approximate geographic center of the SR-11 Project is Latitude 38° 59’ 31.6” North, Longitude 108° 59’ 33.5” West. Refer to Figure 4.2.2 of the 2026 PEA.

Access

The SR-11 Project is reached by Colorado State Highway 141, a paved 2 lane highway. From Highway 141, gravel county roads (S8 to Q1 to Q4) and existing dirt and two-track roads provide secondary access to the site.

Mineral Tenure

Anfield acquired the DOE Lease SR-11 from Cotter in 2019. For DOE Leases, Anfield must pay the annual advance royalty to DOE at the beginning of each lease year during the term of this lease.

Permitting

The SR-11 lease has had past mining and has a previous mining permit through the DRMS. The SR-11 lease consists of approximately 1,303 acres, and the DRMS reclamation permit for the lease applies to 11.3 acres of the lease tract.

Environmental Liabilities

The DOE Lease SR-11 has a current mine permit bond for US$94,400.00. Anfield is unaware of any additional significant environmental liabilities on the property.

Taxes and Royalties

Uranium mining in Colorado is subject to Minerals Severance Tax of 2.25% after the first $19 million of gross product. At the federal level, profit from mining ventures is taxable at corporate income tax rates. However, for mineral properties depletion tax credits are available on a cost or percentage basis whichever is greater. For uranium, the percentage depletion tax credit is 22%, among the highest for mineral commodities.

For DOE Leases including SR-11, Anfield pays royalties to the DOE annually and this amount will be credited against royalty bid payments. The advance royalty amount is US$24,900.00 per year. These annual royalties will not be refunded if the lease is cancelled, relinquished, or expires. The royalty bid payment is per dry ton of ore and is 13.73%. Cotter retained a royalty in the amount of 15% on uranium and vanadium produced from the properties. Refer to Table 6.1.1 of the 2026 PEA.

Encumbrances and Risks

To the authors’ knowledge there are no other forms of encumbrance related to the SR-11 Project.

The SR-11 Project does have some risks similar in nature to other mining projects in general and uranium mining projects specifically, i.e., risks common to mining projects as discussed below. In addition, the SR-11 Project is located in San Miguel County, Colorado. The county has passed its own mining regulations which are being challenged on a preemptory basis, as by law, regulation of mining in the US is reserved to the Federal and State governments, in this case BLM and the DRMS. Some level of public resistance to mining is likely in this area.

The SR-11 DOE Lease tract has been mined in the past and is a brownfield site. Current environmental and cultural studies have been completed for the project as part of National Environmental Policy Act (NEPA) environmental clearances required by DOE for current reclamation obligations. The existing mine portal and associated infrastructure are in place. A new mine permit is required for the resumption of mining. Some level of public resistance to mining is likely in this area.

To the authors’ knowledge there are no other significant factors that may affect access, title, or the right or ability to perform work on the property if the aforementioned requirements, payments, and notifications are met.

Uravan District Description and Ownership

The Uravan District is located in Montrose County, Colorado within 20 miles of Naturita, Colorado. Included in the 2026 PEA within the district are the Paradox Complex, JD-6, JD-7, JD-8, JD-9, and the Uravan mine complex, SM-18. Mineral tenure consists of DOE Leases and adjacent mining claims as described below. Refer to Figure 4.3.1 and Figure 4.3.2 of the 2026 PEA, respectively for location and mineral ownership.

Paradox Complex

The Paradox Complex is located within the Uravan District of southwestern Colorado, approximately 10 miles west of Naturita, Colorado (see Figure 4.3.1 of the 2026 PEA), within Township 46 North and Range 17 West, Sections 16 to 22, 29, and 30 in Montrose County, Colorado. The approximate geographic center of the Paradox Complex is Latitude 38° 13’ 27.1” North, Longitude 108° 46’ 11.8” West. The Paradox Complex consists of four adjacent DOE Leases, JD-6, JD-7, JD-8, and JD-9, that were previously developed and mined by Cotter from the late 1970s to early 2000s. All four leases experienced underground mining activity over the 30-year period. In addition, the JD-7 lease had significant open pit stripping performed to within 100 feet of the top of mineralization. The total area is approximately 3,014 acres. Refer to Figure 4.3.1 of the 2026 PEA.

The DOE Leases can be reached by taking Colorado Highway 141 west approximately 1.5 miles from Naturita, turning south on State Highway 90, and then proceeding approximately 9 miles west. There, heading south on a maintained gravel road to Monogram Mesa accesses the JD-6, JD-8, and JD-9 lease tracts. The JD-7 lease is accessed by another gravel road, which heads south from State Highway 90, approximately 1.5 miles west from the Monogram Mesa access road. Refer to Figure 5.3.1 of the 2026 PEA.

Mineral Tenure

The JD-6, JD-7, JD-8, and JD-9 leases were acquired by Anfield in 2020 from Cotter. Anfield must pay the annual advance royalty to DOE at the beginning of each lease year during the term of the lease.

Permitting

Each of the sites within the Paradox Complex have had past mining and each have previous mining permits through the DRMS. The DOE Lease tracts have been mined in the past and are brownfield sites. Current environmental and cultural studies have been completed for the project as part of the environmental protection plan required by DOE. Existing mine portals and associated infrastructure are in place. A new mine permit is required for the resumption of mining.

•	A new mine permit for the JD-8 mine has been filed with the DRMS and DOE, has been accepted as complete by the DRMS and is under review and public comment. With the original filing a public notice and comment period was required. Public comment will be complete and a decision from the DRMS is due on July 28, 2026.

•	The JD-6 lease consists of 325 acres, and the DRMS reclamation permit for the lease applies to 2.48 acres of the lease tract.

•

The JD-7 lease consists of 320 acres on the DOE mining lease and 120 acres on the JD-7A lease, which is used for overburden placement from the open-pit mine. The DRMS reclamation permit for the JD-7 mine specifies an area of no greater than 650 acres of the lease tract may be disturbed.

•	The JD-8 lease consists of 813 acres, and the DRMS reclamation permit applies to 20.96 acres of the lease tract.

•	The JD-9 lease consists of 897 acres, and the DRMS reclamation permit applies to 11.1 acres of the lease tract.

Environmental Liabilities

Current mine permit bonds are US$2.64 million. Future development, whether mining or mineral processing, would require adequate decommissioning and reclamation bonds for the life of the planned operations.

Taxes and Royalties

Mineral severance taxes in Colorado are at a rate of 2.38% of gross value.

On March 1, 2019, Anfield reported the acquisition of nine past-producing uranium and vanadium properties in southwestern Colorado, and the Charlie in-situ project in northeastern Wyoming. The subject DOE Leases of the 2026 PEA, JD-6, 7, 8, and 9, were included in this transaction. Cotter received 11,051,775 Common Shares of Anfield. Cotter retained a royalty in the amount of 15% on uranium and vanadium produced from the properties. Refer to Table 6.1.1 of the 2026 PEA.

DOE royalties vary by lease and require annual advance payment. The annual advance royalty payments shall be credited against the royalty bid payments upon successful mineral extraction from the individual leases. Refer to Table 6.1.1 of the 2026 PEA.

DOE Leases included in the 2026 PEA within the Uravan District include the Paradox Complex, (JD-6, JD-7, JD-8, and JD-9) on Monogram Mesa, and the SM-18 Project adjacent to Uravan. Each of these leases has had past mining and has a previous mining permit through the DRMS. Future mining would require new mine permits. A new mine permit for the JD-8 mine has been filed with the DRMS and DOE and has been deemed complete.

Encumbrances and Risks

To the authors’ knowledge there are no other forms of encumbrance related to the Paradox Complex. All of the DOE Leases in the Paradox Complex have been mined in the past. The JD-8 permit has been filed, accepted as complete and is under review and public comment.

To the authors’ knowledge there are no other significant factors that may affect access, title, or the right or ability to perform work on the property if the aforementioned requirements, payments, and notifications are met.

SM-18 Project

The SM-18 Project is located in Montrose County, Colorado and is approximately 15 miles northwest of Naturita. SM-18 is located in Township 48 North and Range 17 West, Sections 22, 26, and 27. The approximate geographic center of the SM-18 Project is Latitude 38° 23’ 19.7” North, Longitude 108° 43’ 57.8” West. Refer to Figure 4.3.2 of the 2026 PEA.

Access

The SM-18 Project is adjacent to Colorado State Highway 141, a paved 2 lane highway providing major access to the site. From Highway 141, gravel county roads and existing dirt and two-track roads provide secondary access to the site.

Mineral Tenure

The SM-18 DOE Lease was acquired by Anfield in 2019 from Cotter as part of the West Slope acquisition. Anfield must pay the annual advance royalty to DOE at the beginning of each lease year during the term of this lease.

Permitting

The SM-18 Project has had past mining and has a previous mining permit through the DRMS. The SM-18 DOE lease consists of approximately 1,181 acres, and the DRMS reclamation permit for the lease applies to 14.9 acres of the lease tract. The SM-18 DOE Lease tract has been mined in the past and is a brownfield site. Current environmental and cultural studies have been completed for the project as part of the environmental protection plan required by DOE. The existing mine portal and associated infrastructure are in place. A new mine permit is required for the resumption of mining.

Environmental Liabilities

The DOE Lease SM-18 has a current mine permit bond for US$63,900.00. Anfield is unaware of any additional significant environmental liabilities on the property.

Taxes and Royalties

Uranium mining in Colorado is subject to Minerals Severance Tax of 2.25% after the first US$19 million of gross product. At the federal level, profit from mining ventures is taxable at corporate income tax rates. However, for mineral properties depletion tax credits are available on a cost or percentage basis whichever is greater. For uranium, the percentage depletion tax credit is 22%, among the highest for mineral commodities.

Anfield pays royalties to the DOE annually for the SM-18 DOE Lease, and this amount will be credited against royalty bid payments. The royalty amount is US$37,700.00. These annual royalties will not be refunded if the lease is cancelled, relinquished, or expires. The royalty bid payment is per dry ton of ore and is 16.08%. Cotter retained a royalty in the amount of 15% on uranium and vanadium produced from the properties. Refer to Table 6.1.1 of the 2026 PEA.

Encumbrances and Risks

To the authors’ knowledge there are no other forms of encumbrance related to the SM-18 Project. The SM-18 DOE Lease tract has been mined in the past. A new mine permit will be required for mining.

To the authors’ knowledge there are no other significant factors that may affect access, title, or the right or ability to perform work on the property if the requirements, payments, and notifications are met.

Shootaring Canyon Mill Description and Ownership

The Shootaring Canyon Mill is located in Garfield County Utah approximately 52 miles south of Hanksville, Utah in Township 36 South, Range 11 East, Sections 3 and 4 and Township 35 South, Range 11 East, Sections 33 and 34 at approximate Latitude 37o 43’ 00” North and Longitude 110o 41’ 00” West.

Access

The Shootaring Canyon Mill is located approximately 2 miles west of Utah Highway 276 and approximately 3 miles north of Ticaboo, Utah as shown in Figure 1.1.1. By road it is approximately 180 miles from the mill to the Velvet mine area. Access to the mill is via paved highways with the exception of the 2-mile gravel road from the mill to Highway 276.

Mineral Tenure

The Shootaring Canyon Mill is located on lands which are split estate as shown on Figure 4.4.1 of the 2026 PEA. The surface estate is fee land held by Anfield, and the mineral estate is Utah State Trust Land held by Anfield through two mineral leases as follows.

Surface Ownership:

•	Township 35 South, Range 11 East, SLB&M, Section 33: S/2SW/4SE/4, SE/4SE/4, Section 34: SW/4SW/4, W/2SE/4SW/4.

•	Township 36 South, Range 11 East, SLB&M, Section 3: Lot 4, Section 4: Lots 1, 2, N/2S/2NE/4.

•	Approximately 264.52 Acres.

Mineral Ownership:

•	State of Utah Lease ML 53604, Township 36 South, Range 11 East, Section 3: Lot 4, Section 4: Lots 1, 2, N/2S/2NE/4.

•	Approximately 144.5 Acres

•	State of Utah Lease ML 49310, Township 35 South, Range 11 East, Section 32: All, Section 33: S/2SW/4SE/4, SE/4SE/4, Section 34: SW/4SW/4, W/2SE/4SW/4.

•	Approximately 760 Acres.

To maintain these mineral rights, Anfield must comply with the state lease provisions including annual payments with respect to State of Utah leases ML 49310, and ML 53604.

Permitting

The Shootaring Canyon Mill has the existing Radioactive Materials License. The Radioactive Materials License was originally issued by the US Nuclear Regulatory Commission (USNRC). When Utah became an agreement state it assumed regulatory jurisdiction over the Radioactive Materials License through the Utah Division of Waste Management and Radiation Control (DWMRC). Anfield submitted a license renewal application to convert the existing Radioactive Materials License from care-and-maintenance to operational status on April 5, 2024. Anfield has been conducting by-monthly meetings with DWMRC during the license renewal process. DWMRC completed its initial review of the license amendment and provided its Requests for Additional Information (RAIs). Anfield completed responses to all RAIs in April 2026, and they are under review by DWMRC. As additional questions arise, they are discussed at the bi-monthly meetings. It is anticipated that the licensing process, including a public comment period, will be completed by Q4 2026.

Environmental Liabilities

The current surety bond for the Shootaring Canyon Mill totals $12,294,452.00.

No other outstanding environmental liabilities are known to the authors.

Taxes and Royalties

The Shootaring Canyon Mill is subject to property taxes at a mill levy rate of 0.01. The current annual cost is approximately $115,000.00 per year. As improvements are made, the assessed value will increase as will the property tax.

Encumbrances and Risks

To the authors’ knowledge there are no other forms of encumbrance related to the Shootaring Canyon Mill. Shootaring Canyon Mill has the Radioactive Materials License and the Shootaring Canyon Mill has operated in the past. The site produced limited waste as it processed less than 6,000 tons of material. Containment and remediation requirements are included in the aforementioned surety bond.

To the authors’ knowledge there are no other significant factors that may affect access, title, or the right or ability to perform work on the property if the aforementioned requirements, payments, and notifications are met.

History

Velvet-Wood Project History

The Velvet-Wood Project mineral holdings have gone through a succession of ownership. Anfield purchased the Velvet-Wood Project mines along with other conventional uranium assets from Uranium One including the Velvet-Wood Project in August 2015.

The Velvet-Wood Project, as discussed in the 2026 PEA, consists of two areas which were historically held by separate companies. The Velvet area was held by Atlas Minerals who mined portions of the mineralized material. The Wood area was held during a similar time frame by Uranerz. Uranerz drilled 120 rotary holes from 1985 through 1991 and outlined the current Wood mineral resource area. The exploration resulted in the discovery of three mineralized zones in the Cutler Formation. The most important of these, the Wood mineralized body, was outlined in 14 holes that intercepted high grade material. The Wood area described in the 2026 PEA was drilled but not mined. Atlas Minerals completed feasibility studies for mining the Section 2 mineral resources including hoisting and haulage of mined products to their Moab mill for processing in 1980. These plans were never executed due to low uranium prices in the 1980s, and the Section 2 property was sold by Atlas Minerals as they were experiencing an economic downturn. The Velvet mine was closed in 1984.

A historic mineral resource estimate for the Velvet area within Section 2 was completed by MRC using a polygonal method. A similar historical mineral resource estimate for the Velvet area within Section 3 was completed by Price, 1987. Mineral resources related to the Wood area, located in T31S, R26E, Section 7, is referenced in the literature. However, the original source and basis of this estimate is not known and thus cannot be stated herein.

The Velvet mine operated into the early 1980s. Due to continued low uranium prices, Atlas Minerals closed all of its mines and mill, which included the Velvet mine in southeastern Lisbon Valley in March 1984. When the Velvet mine was closed it had produced approximately 400,000 tons of ore which graded 0.46 percent U3O8 and 0.64 percent V2O5 with total production estimated at 4.2 million pounds of U3O8.

Slick Rock District History

Surficial to shallow uranium/vanadium mineralization has been known in the Slick Rock Complex area since the early 1900s (then called the McIntyre district). First mined for radium and minor uranium until 1923, numerous companies sporadically operated small-scale mining and processing facilities along the Dolores River. In 1931, a mill was constructed by Shattuck Chemical Co. to process vanadium ore. In 1944, the area was worked by the Union Mines Development Corp. for uranium/vanadium ore.

Between November 1948 and March 1956, the United States Geological Survey (USGS) drilled 2,641 holes in the Slick Rock District to explore for uranium- and vanadium-bearing deposits. The drilling was part of an exploration program OFR70-348 conducted for the U.S. Atomic Energy Commission (USAEC). Fifty-two of these drill holes were located within the boundary of Anfield’s Slick Rock Complex area. The first phase of the USGS’s exploration was to obtain geological data and delineate areas of favorable ground. This widely spaced drilling program was done on approximately 1,000 foot centers. The second phase was drilled with more moderate spacing (100-300 foot centers) to discover ore deposits. The third phase was drilled on more closely spaced intervals (50-100 foot centers) to extend and outline any deposits discovered by earlier drilling. At this time, private industry was also actively exploring the area. By 1954, an estimated 212,000 feet of drilling was completed district wide.

By December of 1955, Union Carbide Nuclear Corp. (UCNC) had drilled out a sufficient resource on the north side of Burro Canyon and began sinking three shafts. In December 1957, the shaft sinking was complete on the Burro No. 3, 5, and 7 mines to total depths of 408 feet, 414 feet, and 474 feet, respectively. In the same year, initial ore shipments were made to UCNC’s concentrating mill at the Slick Rock Complex.

The Slick Rock Complex has received more recent interest by the exploration activities of United States Enrichment Corporation (USEC) Energy Fuels, and Homeland Uranium. In 2006, USEC drilled 17 boreholes. All boreholes were completed to target depth, except one borehole SR-1011 which was abandoned.

In 2007, Energy Fuels drilled five boreholes on the extreme northern portion of the project. Four of the boreholes were oxidized and barren. The fifth borehole was abandoned due to excessive water encountered in the Burro Canyon Formation and the upper Salt Wash Member of the Morrison Formation.

In 2008, Homeland Uranium drilled four boreholes in an effort to twin the mineralized boreholes drilled by the USAEC in the 1950s. All boreholes were completed to target depth.

Uranium Energy began acquiring mineral interests in the Slick Rock Complex area beginning in December of 2010 by staking areas where the previous owner had allowed the mining claims to lapse. Uranium Energy then held 293 mineral lode claims encompassing an area of approximately 4,858.5 acres. Uranium Energy also began leasing additional claims from UR Energy on November 30, 2011.

Anfield entered into a definitive agreement to acquire the Slick Rock Complex property from Uranium Energy in an asset swap transaction on April 21, 2022, which subsequently closed on June 8, 2022.

There are no historical mineral resource estimates for the Slick Rock Complex known to the authors.

In 1971, the final year that the USAEC reported production figures, the Burro mines had produced 404,804 tons of ore at an average grade of 0.25% U3O8 yielding 1,992,898 lbs U3O8, and 1.5% average grade V2O5 yielding 12,149,659 lbs V2O5. According to the Colorado Bureau of Mines’ annual reports, the Burro mines produced an additional 243,825 lbs U3O8 at an average grade of 0.20% and 1,791,798 lbs V2O5 at an average grade of 1.4% up until 1983 when depressed uranium prices forced an end to mining activities. The total production of the Burro mines was 2,236,723 lbs U3O8 and 13,941,457 lbs V2O5 as summarized in Table 6.3.1 of the 2026 PEA.

DOE Leases History

DOE Leases are managed by the DOE Legacy Management Program (LM). LM currently manages the Uranium Leasing Program (ULP) and continues to administer 31 lease tracts, all located within the Uravan Mineral Belt in southwestern Colorado. Of these lease tracts, 29 of these lease tracts are actively held under lease and two have been placed in inactive status indefinitely. Anfield controls 21 of the 29 active DOE Lease tracts. Anfield refers to the DOE Leases as mine complexes named by geographic areas as summarized in Table 6.1.1 of the 2026 PEA. The locations of the DOE Leases are shown on Figure 6.1.1 of the 2026 PEA.

For completeness and due to their commonality, a general discussion of all Anfield’s DOE Leases is included in the 2026 PEA. Of the 21 DOE Leases held by Anfield, 6 are included in the 2026 PEA as mineral resources including:

•	Paradox Mine Complex; JD-6, JD-7, JD-8, JD-9.

•	Uravan Mine Complex; SM-18.

•	Slick Rock Complex; SR-11.

Nine of the leases were obtained by Cotter who extensively explored them by surface drilling methods. Mineralized deposits were delineated, and underground mining was completed on each of the leases from the late 1970s to the early 2000s. The JD-7 lease also underwent surface mining, with preliminary stripping of an open-pit completed to within 100 feet of the top of mineralization. In addition, 12 of the leases were obtained by GEMI and Golden Eagle Uranium (GEU). These leases, like those controlled by Cotter, had historic underground mine production. The current 10-year lease agreements were executed in 2020.

Anfield purchased the Cotter leases in March 2019 and the GEU/GEMI leases in January 2024.

In the DOE ULP Annual Status and Activities Report for Calendar Year 2024, March 2025, LM states it has begun preparing updates to the lease agreements to be issued in the future. DOE has verbally stated it intends to re-issue the leases to current lessees for an additional 10-year period so long as conditions of the leases are being met.

Eleven of the leases have existing permits with reclamation plans and respective bonds as discussed above. These reclamation plans can be superseded with new mine permits.

As part of the DOE leasing program’s Programmatic Environmental Impact Statement (PEIS), issued in March 2014, DOE estimated the remaining uranium resources for the lease tracts, see Table 6.2.1 of the 2026 PEA. The method and resource classification for this estimate was not provided.

Past production is reported on 17 of the 21 DOE Leases controlled by Anfield as shown on Table 6.3.2 of the 2026 PEA. Note past production is reported for all the DOE Leases controlled by Anfield.

Shootaring Canyon Mill History

The Shootaring Canyon Mill was licensed and constructed by Plateau Resources and has had a succession of owners including US Energy and Uranium One prior to Anfield’s acquisition. The Shootaring Canyon Mill was constructed by Plateau Resources and operated briefly in 1982. The Shootaring Canyon Mill processed less than 6,000 tons and produced and sold 27,825 pounds of U3O8. The Shootaring Canyon Mill has not been decommissioned and has been under care and maintenance since cessation of operations. The Shootaring Canyon Mill and the Radioactive Materials License have been maintained.

Anfield purchased the Shootaring Canyon Mill along with other conventional uranium assets from Uranium One including the Velvet-Wood Project in August 2015.

Geology and Mineralization

Regional Geology

The Colorado Plateau is a regional geologic feature characterized by high elevation mesas and deeply incised canyons in southwestern Colorado and much of eastern Utah. The sedimentary units which dominate the Colorado Plateau were deposited during a period of tectonic stability beginning in the early Paleozoic and running through the Mesozoic Eras. During this time, a stable shelf depositional environment allowed thick accumulations of clastic, carbonate, and evaporitic sediments. Beginning approximately 6 million years ago, the entire Colorado Plateau was subject to epeirogenic uplift of 4,000-6,000 feet. This geologically rapid uplift caused the existing rivers and streams to aggressively downcut resulting in the canyon lands topography of today. The Velvet-Wood, Slick Rock, and Uravan Districts are situated in the central portion of the Colorado Plateau. The Velvet-Wood Project lies along the western flank of the Lisbon Valley anticline in the Lisbon Valley Utah while the Slick Rock Complex and SR-11 Project are located along the spine of the Disappointment syncline in the Paradox Basin of Colorado.

Sedimentary strata within the Colorado Plateau hosts numerous uranium/vanadium deposits. Uranium deposits are hosted by the Pennsylvanian Hermosa Formation, the Permian Cutler Formation, the Triassic Chinle Formation, and the Jurassic Morrison Formation as shown on the stratigraphic description in Table 7.0.1 of the 2026 PEA. During the Jurassic, rising salt domes, which caused anticlinal and synclinal folding, were the positive topographic features that dictated the direction of river systems flowing from the highlands to the southwest. This resulted in a pattern of high sandstone to mudstone ratios in synclinal valleys that flanked the elongated salt domes at the time. The high ratio of sandstone to mudstone allowed for increased permeability and porosity. This permitted increased fluid flow, which later influenced the formation of the uranium and vanadium deposits. Thicker sequences of sandstone were generally more conducive for development of the mineralized zones of uranium and vanadium.

The Lisbon Valley anticline along which the Velvet-Wood Project is located is the most productive uranium producing area in Utah. Among the rock units exposed along the Lisbon Valley anticline, those that contain documented uranium mineralization are the Permian Cutler Formation, the Triassic Chinle Formation (Moss Back Member) and the Morrison Formation (Salt Wash Member).

The majority of the uranium production in the Colorado Plateau was from the Morrison Formation, specifically the Salt Wash Member. In the Salt Wash Member, deposits are concentrated along a thin, one to several mile-wide arcuate belt that extends from the Gateway district through the Uravan District and south to the Slick Rock District. This concentration of deposits was termed the Uravan Mineral Belt as shown on Figure 7.0.1 of the 2026 PEA. This crescent-shaped area in the Jurassic Morrison Formation has closely spaced, larger-sized, and higher-grade uranium deposits than the adjoining areas.

The Paradox Complex and the SM-18 Project are located within the northern half of the Uravan Mineral Belt, while the Slick Rock Complex and the SR-11 Project lie within the southern half. The Uravan Mineral Belt has been a historically significant producer of uranium and vanadium since the early 20th century. All projects have significant adjacent and adjoining uranium and vanadium production histories, as discussed above.

Local Velvet-Wood Project Geology

The dominant feature in the Velvet-Wood Project area is the Lisbon Valley anticline. The Lisbon Valley anticline is a northwest/southeast feature about 20 miles long that was formed when salt in the Paradox Formation was mobilized. The up-warping and subsequent erosion of the anticline has exposed Pennsylvanian to Cretaceous age rocks along the length of the anticline. Consolidated rocks that crop out in the Lisbon Valley area range in age from Late Pennsylvanian to early Pleistocene. The oldest, the Pennsylvanian Honaker Trail Formation, is exposed in the interior of the anticline with successively younger rocks exposed in the faces of three mesas along the flanks of the anticline. In the Velvet-Wood Project area, the mesa recedes southward stepwise away from the center of the anticline and is known as Three Step Hill. The surficial geology of the Velvet-Wood Project is shown on Figure 7.1.1 of the 2026 PEA and the Regional Cross Section in Figure 7.1.2 of the 2026 PEA.

Three Step Hill is a mesa composed of three benches, each progressively higher than the last. The Velvet-Wood Project deposit is under the lowest bench and on the margin of the second. The top of the mesa is a dip slope primarily on the top of the Wingate Sandstone. Low mesas of Kayenta Formation rocks are preserved near the southern base of the dip slope. The dip slope of the middle bench is composed of resistant sandstone units of the

Salt Wash Member of the Morrison Formation. The Brushy Basin Member has been stripped off the plateau but is exposed near the base of the slope of the third mesa. The highest mesa is capped by the Burro Canyon Formation. Some remnants of Dakota Sandstone are exposed on the upper plateau. The dips of the rocks are progressively shallower toward the south. The dips on the lower plateau are about 6 to 8 degrees and dips on the upper plateau are about 3 to 5 degrees.

Locally, uranium mineralization is found in the Permian Cutler Formation. The Cutler formation in Lisbon Valley is composed predominantly of fluvial arkosic sandstones, siltstones, shales, and mudstones that were deposited by meandering streams that flowed across a flood plain and tidal flat. This flood plain was occasionally transgressed by a shallow sea from the west, resulting in the deposition of several thin limestones and marine sandstones. Wind transported sand along the shoreline of the shallow sea, forming dunes. The marine and eolian sandstones are usually finer grained, better sorted, and cleaner than the fluvial arkosic sandstones. The fluvial sandstones are medium to very coarse grained and have abundant feldspar and biotite. The sandstone units are usually red-brown to purple red in color. Some of the sandstones have been bleached tan to gray-white. The top of the Cutler is truncated by a regional unconformity that has removed in excess of two hundred feet of the formation in the northern part of Lisbon Valley.

The unconformity at the top of the Cutler has truncated the southward dipping Cutler beds, the mineralized sandstone bed at the Velvet-Wood Project deposit is stratigraphically a few hundred feet above that at the Big Buck mine in the northern end of Lisbon Valley. The purple-red fluvial sandstones occur in large lenticular bodies that are hundreds of meters long and range in thickness from less than 3 to over 75 feet. Laterally these lenses thin and grade into the shale, mudstone, and siltstone sequences.

The fluvial sandstones are composed of medium to coarse-grained quartz, feldspar, and rock fragments in sub equal amounts. These arkosic sandstone units’ source of sediment was the Uncompahgre highland northeast of the Velvet-Wood Project area on the Utah/Colorado border. The cementing agent in the Cutler fluvial sandstones is either calcite or secondary overgrowth on the quartz grains. All of the known mineralized fluvial sandstone units were bleached light tan-pink or gray-white.

The upper portion of the Cutler Formation, which is the primary host of known uranium mineralization in the Velvet-Wood Project area, is composed of intervals of siltstone interbedded with thin-bedded, fine-grained sandstone. In places there are thicker, more resistant sandstone beds up to 47 feet thick. The thickness and frequency of sandstone beds increases downward, and siltstone is less common. Thick mudstone intervals separate the sandstone beds. A few limestone and conglomerate beds occur in the bottom third of the formation. The rocks are mostly greenish-gray, reddish-brown, or reddish-orange. The limestone beds are usually olive-gray.

Faulting and folding are the major structural features of the Velvet-Wood Project area. There are two major faults in the Velvet-Wood Project area. The faults are northeastward dipping normal faults with displacement ranging from a few feet to as much as 700 feet. The rock units between the two faults are folded downward to the northeast. The sandstones in the Velvet-Wood Project area exhibit jointing parallel to the Lisbon Valley anticline and are thought to be tensional joints. The host rocks of the Velvet-Wood Project area are truncated by the faulting on the southwest side of the Lisbon Valley graben. The mineralization of the Velvet-Wood Project deposit appears to be fault bounded on the northeast side of the deposit.

Deposit type

Uranium mineralization in the Velvet and Wood areas is found in sandstone units within the Cutler Formation. The sandstones are fluvial arkose that has been bleached. The mineral deposits are irregular tabular bodies located at the base, at the top, or close to pinch-outs of the sandstone bodies. The major producing zone in the Cutler occurs near the unconformity between the Cutler and the overlying Chinle Formation. The mineralization may extend a short distance into the sandstone of the Moss Back above. The uranium-bearing sandstones are petrologically very similar to other Cutler fluvial sandstones but contain less calcite and more clay and are slightly coarser grained. Uraninite is the principal uranium mineral encountered in the reduced zones of the Velvet area. In areas where the mineralization lies above groundwater levels, oxidized uranium minerals such as carnotite and tyuyamunite may occur. Uranium mineralization within the Colorado Plateau of Southwestern Colorado and Southeastern Utah have been described as tabular-blanket type deposits that are sub-parallel to bedding planes and/or features such as unconformities. Mineralization is often confined to paleochannels and controlled by lithology, permeability, porosity, and the presence of a chemical reductant, often carbonaceous material. A similar depositional morphology is observed at the Wood mine.

Uranium mineral resources within and in the vicinity of the project are found in the upper Permian Cutler formation. Many of the other mines in the district are located in the basal Moss Back Member of the Triassic Age Chinle Formation overlying the Cutler Formation. As shown on Figure 8.1.1 of the 2026 PEA, the Velvet-Wood Project Stratigraphic Column, there is an erosional unconformity between the Permian and Triassic aged beds where the Triassic Moenkopi formation was eroded away before the placement of the Moss Back Member of the Chinle Formation. Observations from the 2007 and 2008 coring program on the Velvet-Wood Project have developed the model that mineralization in both formations is related to the unconformity, although the location of mineralization with respect to the contact varies from location to location within the district. Most of the mineral resources in the Cutler occur within six feet of the unconformity.

Much of the historic mining in the vicinity such as the Bardon, Divide, School Section, Pats, and Service Berry mines are pre-1960 except for the Velvet mine (1979-1984). With the exception of the Velvet and Bardon mines, most of these are in the Chinle formation and were mined prior to 1941. The discovery of mineralization in the Cutler formation was late, therefore the Cutler is largely unexplored. Most of the earlier drilling stopped at the base of the Chinle. Further to the east, the discovery of the Wood deposit was reported by Uranerz in 1987 in T31S, R26E, Section 7. The Bardon, Velvet and Wood areas are oriented along a common trend beginning in the northwest at the Bardon mine and proceeding to the southeast through the Velvet mine to the Wood area along a trend of more than 6 miles. Limited exploration has been conducted between the Velvet mine and Wood area, and the Bardon mine and the Velvet mine, but these areas remain largely unexplored. The reader is cautioned that additional drilling may or may not result in discovery of additional mineral resources on the Velvet-Wood Project.

Local Slick Rock District Geology

The Slick Rock District lies in the Paradox Basin at the southern edge of the salt anticline region also called the Paradox Fold and Fault Belt. The district, which covers approximately 570 square miles of the Colorado Plateau, is underlain by about 13,000 feet of sedimentary strata which lies on metamorphic and igneous rocks of a Precambrian basement. The sedimentary formations range in age from Cambrian to Late Cretaceous. See Figures 7.2.1a and 7.2.1b of the 2026 PEA.

The Slick Rock District is located in the proximal Disappointment Valley syncline. The syncline plunges gently to the southeast and lies between the collapsed Gypsum Valley anticline to the northeast and the Dolores anticline to the southwest. Sedimentary rocks that outcrop in the Slick Rock District range from the Permian Cutler Formation up to the late Cretaceous Mancos Formation with a maximum thickness of approximately 4,700 feet. The Jurassic Morrison Formation is the host of uranium/vanadium deposits in the Slick Rock District. It is widely recognized as an aggrading, terrigeneous clastic, fan-shaped fluvial sequence of sediments. While the precise location of the sediment source is unknown due to erosion, most authors agree that the sediment source area for the fan is the modern-day south-central Utah and north-central Arizona area. The proximal fan is dominated by a high percentage of coarse clastics in braided stream sediments. The energy of the depositional environment decreases distally, as does the grain size of the sediments. The Slick Rock District occupies the medial fan facies. From the apex of the fan, the stream flow was in a northern, northeastern, and eastern direction. In the Slick Rock District, the direction of stream flow was generally to the northeast while local paleo topography controlled the flow direction.

The salt anticlines were the positive topographic highs during Jurassic time that diverted Morrison distributary systems to courses along their flanks. This allowed for thick accumulations of high sandstone/mudstone ratio sediments in valleys that flanked the elongated salt domes of Jurassic time. High sandstone/mudstone ratios increase permeability (the ability of sediments to transmit fluids) and porosity (available void space). Such conditions are favorable for increased fluid flow and may largely control ore formation. The thick accumulation of sediments in major channels occurred along the southern margin of the Gypsum Valley anticline in the Slick Rock District and across Anfield’s Slick Rock Complex area.

Major folds in the Slick Rock District are broad, open, and trend about north 55 degrees west, and are parallel to the collapsed Gypsum Valley salt anticline which bounds the northeast edge of the district. The Dolores anticline lies about ten miles southwest of the Gypsum Valley anticline. The Disappointment syncline lies between the two anticlines. See Figure 7.2.2 of the 2026 PEA.

Within the Slick Rock District area, the Morrison is divided into two Members: the upper Brushy Basin Member and the lower Salt Wash Member. The Salt Wash Member is composed of fluvial sandstone and mudstone averaging about 350 feet thick, and is further divided into three parts: the top and bottom units that are composed of fairly continuous layers of sandstone interbedded with thin layers of mudstone, and a middle unit that is primarily mudstone but contains scattered discontinuous lenses of sandstone. The major host sandstone for uranium and vanadium is the upper unit of the Salt Wash Member.

The Slick Rock District lays in an area where only the Salt Wash and Brushy Basin Members of the Morrison Formation are present. The Morrison Formation attains its maximum thickness in these members and stream-type deposits (lenticular cross-bedded sandstones) have their greatest aggregate thickness and maximum lateral continuity.

As discussed above, the USGS on behalf of the Raw Materials Division of the USAEC, conducted extensive exploration throughout the Uravan Mineral Belt. As early as 1952, the USGS had determined that the following four geologic characteristics were indicative of favorable grounds for a uranium deposit:

•

Most mineralized deposits are in or near thicker, central parts of sandstone lenses and, in general, the thickness of the sandstone decreases moving away from the mineralized deposits. Sandstone less than 40 feet thick is generally not favorable for large ore bodies.

•

Sandstone in the vicinity of the mineralized deposit is colored light brown, but moving away from the mineralized deposit an increasing proportion of sandstone has a reddish color, which is indicative of unfavorable ground.

•	The mudstone in the mineralized sandstone near and immediately below the deposit changes from a red to gray color. The amount of altered mudstone decreases further outward from the deposit.

•

Sandstone in the immediate vicinity of the deposit contains more carbonized plant fossils than similar beds further away from the mineralized zone. This suggests that mineralization is localized in the vicinity of abundant carbonaceous material.

Results from USGS’s 1948-1956 drilling indicate that within the Slick Rock Complex area the Salt Wash is greater than 40 feet thick, contains abundant carbonaceous material, is tan to gray in color, and is in contact with a reduced mudstone over a significant portion of the Slick Rock Complex area.

Deposit Type

There has been much discussion and debate regarding ore forming mechanisms in the Slick Rock Complex area, but there is good agreement on several contributing factors:

The Brushy Basin and Salt Wash Members contain significant concentrations of detrital volcanic debris which is strongly suspected as the source of uranium and vanadium.

Compaction and de-watering during burial of these sediments allowed for the transport mechanism along preferential pathways dictated by permeability and porosity within transmissive sand units of the Morrison Formation.

The uranium and vanadium in solution within a transmissive sand unit encountered a reduced environment locally caused by abundant plant remains and evidenced by reduced green mudstone found within the Salt Wash sandstones. This environment favored precipitation of uranium along a solution interface between the uranium in an oxidized alkaline solution and a strongly reduced acidic environment.

The physical expressions of the deposits formed at the solution interface have a variety of shapes and volumes. In the following, Shawe provides an excellent summary of the deposit morphology in the Slick Rock District:

“Two general forms of ore bodies are common in the Morrison Formation in the district, one tabular and the other so-called “roll”. Some deposits consist mainly of tabular ore bodies and others are dominantly roll bodies, although both types display elements of the other, and in many places tabular bodies are continuous with roll bodies. Some deposits have both types significantly developed. The two types were deposited by the same general process and at the same time; differences in their forms were dictated by local differences in the lithology of the host sandstone units that controlled fluid movement”.

In the Slick Rock District, uranium/vanadium deposits of the Morrison are mainly tabular to lenticular and elongate parallel to sedimentary trends. Tabular trends are localized in massive sandstones where clay and mudstone are interstitial, in scattered and streaked gall and pebble accumulations, and are found in discontinuous lenses. Conversely, roll deposits are narrow, elongate, and curve sharply across bedding and appear to be confined to sandstone where clay and mudstone are well indurated within interconnected layers. Mineralization in either case, tabular or roll deposits, averages about 0.25% U3O8 and 1.5% V2O5 within the mineralized sandstone. The mineralized bodies have an average thickness of 2 to 4 feet and range in size from a few feet wide to several hundred feet wide. These deposits can contain a few tons of ore to several thousand tons in the larger ore bodies.

Details of the forms of roll ore bodies related to lithologic differences and mineral distribution within rolls (calcium-carbonate, titanium oxides, barite, and iron oxides) provide strong evidence that the deposition of the mineralized bodies occurred at an interface between two chemically differing solutions (one that is oxidized and one that is reduced). The interface interpretation was first proposed by Fischer in 1942. Continuity of the roll ore bodies with tabular bodies indicate that the tabular bodies also formed at a solution interface. It is important to note that the term “roll” was coined by local miners to describe the geometry of ore bodies that cut across sedimentary bedding and does not imply similarity to the geochemical process involved in forming the “roll” deposits of Wyoming and South Texas uranium provinces, as illustrated in Figures 8.2.1a and 8.2.1b of the 2026 PEA.

The uranium- and vanadium-bearing minerals occur as fine-grained coatings in detrital grains; they fill pore spaces between the sand grains and replace carbonaceous material and some detrital grains. The primary uranium minerals are uraninite (UO2) with minor amounts of coffinite (USiO4OH). Montroseite (VOOH) is the primary vanadium mineral, along with vanadium clays and hydromica. Metal sulfides occur in trace amounts. Secondary minerals: calcium uranyl vanadate (Tyuyamunite) (Ca(UO2)2(VO4)2 . (5-8)H2O) and potassium uranyl vanadate (Carnotite) (K2(UO2)2(VO4)2 . 1-3H2O) occur in shallow oxidized areas and on outcrop. Figure 8.2.2 of the 2026 PEA shows a typical specimen of oxidized uranium/vanadium minerals collected underground in the vicinity of the Burro No. 3 shaft and the scintillometer.

Uravan District Geology

The uranium and vanadium mineralization in the Uravan District is hosted within the Jurassic Morrison Formation. The Morrison Formation is separated into two members: the upper Brushy Basin Member and the lower Salt Wash Member. The Brushy Basin Member consists of reddish-brown and greenish-gray mudstone, siltstone, sandstone, and conglomerate. The Salt Wash Member is the primary host for known mineralization of uranium and vanadium in the district, and is composed of fluvial sandstone and mudstone, averaging 350 feet thick. The Salt Wash Member is further sub-divided into three parts, the upper, middle, and lower units. The upper and lower units are composed of nearly continuous layers of sandstone interbedded with thin layers of mudstone, and the middle unit is primarily mudstone and siltstone, with discontinuous lenses of sandstone. Refer to Figure 7.3.1 and 7.3.2 of the 2026 PEA.

The geologic structure in the Uravan District varies, depending on location. On the eastern flank of Monogram Mesa (JD-6, JD-7, JD-8) there are numerous synthetic and antithetic faults striking NW-SE that drop down mostly to the east, toward the basin center of Paradox Valley. Small horst blocks were also developed between opposing faults. Atop Monogram Mesa and on its western side (JD-9), the bedding is mostly flat to very shallow dipping. Uranium/vanadium mineralization pre-dates the structural history that created the numerous small faults, and in the mineralization at the JD-7 lease, faulting can be observed to cut across mineralized zones.

The surficial geology of the Uravan District is quite variable, depending on topography and location along the flank of Monogram Mesa. Extensive light-red sandy, silty wind-blown, and reworked material mantles the mesa tops. The flanks of the leases near JD-6 and JD-7 are comprised of talus slopes of varying rock types, and landslide deposits predominantly from the Brushy Basin mudstone. In the valley bottom of Paradox Basin, the wind-blown materials are intermixed with disintegrated slope wash deposits.

The uranium and vanadium bearing minerals occur as fine-grained coatings in detrital grains. These minerals fill pore spaces between the grains and replace carbonaceous material and some detrital grains. The primary uranium mineral is uraninite, with minor amounts of coffinite. Montroseite is the primary vanadium mineral, along with vanadium clays and hydromica. Metal sulfides occur in trace amounts. The mineralization typically occurs in the tabular to lenticular bodies within sedimentary bedding but may also cut across sedimentary bedding to form highly irregular shapes (see Figures 8.2.1a and 8.2.1b in the 2026 PEA). The mineralized bodies have an average thickness of 2 to 4-ft, and range in size from a few feet wide to several hundred feet wide. The length of the deposits varies from several feet to hundreds of feet.

Deposit Type

There has been much debate concerning the formation of mineralized deposits in the Uravan District, but there is general agreement in the literature of several contributing factors. The Brushy Basin and Salt Wash Members contain significant concentrations of detrital volcanic materials, which are strongly suspected as the source of uranium and vanadium. Compaction and dewatering of the host sediments during their burial created permeability and porosity conditions in the transmissive sand units of the Morrison Formation forming preferential pathways for groundwater. Uranium and vanadium in solution encountered a reduced environment, locally caused by an abundance of plant remains identified in the reduced green mudstone found within the Salt Wash Member. This environment favored precipitation of uranium along an interface between oxidized alkaline solutions and a strongly reduced acidic environment.

The physical expressions of the deposits formed at the solution interface have a variety of shapes and sizes. In the following excerpt from page 19 of USGS Professional Paper 576-F, D. R. Shawe provides an excellent summary of deposit morphology in the Uravan Mineral Belt, of which the Uravan District is a part. See Figures 8.3.1a and 8.3.1b of the 2026 PEA. The summary is reflective of the mineralized deposits and setting at the Paradox Complex:

“Two general forms of mineralization are common in the Morrison Formation in the district, one tabular, and the other so-called “roll”. Some deposits are tabular and others are dominantly of roll bodies, though both forms display elements of the other. In many places tabular bodies are continuous with roll bodies. Some deposits have both types significantly developed. The two types were deposited by the same general process and at the same time. The differences in their forms were dictated by the local differences in the lithology that controlled fluid movement [in the host sandstone].”

The term “roll” was used locally by miners to describe how the mineralization cuts across sedimentary bedding boundaries. The term does not imply a similar geochemical process involved in forming “roll-front” deposits indicative of Wyoming and south Texas uranium districts.

In the Uravan District, the uranium/vanadium deposits of the Morrison Formation are mainly tabular to lenticular, and elongate parallel to sedimentary trends. Tabular trends are localized in massive sandstones where clay and mudstone are interstitial and found in discontinuous lenses. The roll deposits are typically narrow, elongate, and curve shaped. The roll deposits usually cross bedding planes and appear to be confined to sandstone where clay and mudstone are well indurated. Mineralization in either case, tabular or roll deposits, averages about 0.25% eU3O8 and 1.5% V2O5 within the host sandstones. The mineralized bodies are typically 2 to 4-feet thick and range in size from a few feet to several hundred feet in width and length.

Exploration

In the late 1940s and through the 1950s, extensive exploration was conducted by the USAEC and private parties throughout the region during the Manhattan Project. These programs consisted of geologic mapping, ground and aerial radiometric surveys, trenching, and rock and sediment sampling. Subsequently exploration has been primarily limited to drilling.

Anfield has not conducted exploration activities other than drilling, as discussed below on any of the properties included in the 2026 PEA.

Drilling

Anfield has acquired drilling data from previous operators across its several prospective mining properties. In addition to the data acquired from previous operators, Anfield recently conducted drilling on the Slick Rock Complex in 2024 and the JD-7 mine in 2025.

Velvet-Wood Project Drilling

A summary of drill data acquired by Anfield at the Velvet-Wood Project from previous operators follows. Anfield has not conducted drilling on the Velvet-Wood Project.

Atlas and MRC conducted extensive rotary and limited core drilling on the Velvet mine area that was included in the acquisition of the property, including the delineation of 4 mineralized areas with drilling on a rough grid approximating 100-foot centers.

The available drill data for the Velvet mine area includes radiometric data from some 173 drill holes completed on the property. From 1985 through 1991, Uranerz completed a total of 120 known historic vertical rotary drill holes in the Wood mine area. There are geophysical logs available for 96 of those historic drill holes. Of the 96 logs, 95 of the historic geophysical logs typically consist of natural gamma, resistivity, spontaneous potential, half foot radiometric grade of uranium measured in weight percent U3O8, and vertical deviation data which were matched with a northing and easting collar location and collar elevation from available drill hole maps. All geophysical logging was performed by Century Geophysical Corporation (Century Geophysical) for Uranerz. Industry standard practice for Century Geophysical logging trucks included calibration of the logging trucks routinely at DOE facilities.

Drilling averaged a depth of 1,538 feet and ranged from 1,240 feet to 1,870 feet. All of the holes were surveyed for down-hole deviation, and deviation data was available from the geophysical logs. Drift at the mineralization horizon ranged from 5 feet to over 258 feet and averaged 63 feet to the northeast, or up dip. The dip of the host formation is approximately 8 degrees to the southeast. Drilling was conducted vertically although virtually all drill holes drifted up dip. The average vertical declination was approximately 2.3 degrees from vertical. Because this declination opposed the dip of the formation, the effect of dip on true thickness is diminished. Considering the effect of the actual drill hole declination from vertical, the correction to true thickness would be less. This means that a 10-foot thickness interpreted from the geophysical log would actually be 9.99 feet. At this level, the data correction would be less than the accuracy of the original data, which is interpreted down to one foot. As a result, no correction is necessary from the log thickness to true thickness.

Additional exploration drilling was conducted by Uranium One in 2008, generally focused between the areas of known mineralization at Velvet and Wood. The drilling showed low grade mineralization but did not encounter significant mineralization. In total, Uranium One completed 43 drill holes at Velvet and 14 drill holes at Wood. Drilling results for the Velvet-Wood Project are summarized in Tables 10.1.1 through 10.1.3 which follow. Locations of all known drill holes are shown on Figure 10.1.1 of the 2026 PEA. Note values are expressed as Grade Thickness (GT), the product of average grade (%eU3O8) x thickness (feet).

Table 10.1.1 Historic Drill Results Velvet Area*

Barren	Trace < 0.1 GT	Mineralized 0.1–0.25 GT	Mineralized 0.25-0.5 GT	Mineralized > 0.5 GT	TOTAL
6	30	29	24	84	173
3.5%	17.3%	16.8%	13.9%	48.6%

Table 10.1.2 Historic Drill Results Wood Area*

Incomplete	Barren	Trace < 0.1 GT	Mineralized 0.1–0.25 GT	Mineralized 0.25-0.5 GT	Mineralized > 0.5 GT	TOTAL
1	20	40	7	6	21	95
1.1%	21.1%	42.1%	7.4%	6.3%	22.1%

*The historic data available for Velvet was limited to data from the previous MRC mineral holdings. The historic data available for Wood was from the previous Uranerz mineral holdings.

Table 10.1.3 2007/2008 Drill Results Velvet-Wood

Incomplete	Barren	Trace < 0.1 GT	Mineralized 0.1–0.25 GT	Mineralized 0.25-0.5 GT	Mineralized > 0.5 GT	TOTAL
3	15	20	6	7	6	57
5%	26%	35%	11%	12%	11%

Slick Rock Drilling

Anfield possesses drilling data from previous operators for the Slick Rock claim group as well as the SR-13, SR-13A, and SR-11 lease tracts. Anfield completed a verification drilling project at the Slick Rock claim group in 2024.

Slick Rock Claim Group Drill Data

Anfield has obtained radiometric and chemical assays from the USAEC exploration program OFR70-348 for vanadium and uranium values, respectively, from those holes drilled by the USGS on behalf of the Raw Materials Division of the USAEC. Logs for boreholes drilled by USEC and Energy Fuels were obtained by claim acquisition, and the uranium intercept values from the logs for boreholes drilled by Homeland Uranium were available in the public domain.

A total of 312 holes are known to be located within or proximal to the Slick Rock Complex area. Of that total, 27 of these holes had locations but no other data, leaving 285 drill holes upon which to build a database. Of the 285 holes in the database used for resource estimation, 207 were drilled by UCNC, 53 by the USGS, 17 by USEC and 4 each by Energy Fuels and Homeland Uranium. Within the 285 drill holes, data was available on 346 discrete intercepts distributed between 3 stratigraphically distinct zones.

Mineralization at the Slick Rock Complex occurs within three stratigraphic horizons of the Jurassic Morison Formation. Three-dimensional plotting and correlation of the Slick Rock Complex intercepts demonstrated three vertically distinct mineralized zones running along dipping bedding. The A zone is stratigraphically the youngest and highest in the section, followed by the B zone and then the deepest C zone. A summary of drill results follows in Table 10.2.1. An image from the drilling is shown in Figure 10.2.1 of the 2026 PEA. Drill hole locations are shown on Figure 10.2.2 of the 2026 PEA. Representative cross-sectional views of the drill data are shown on Figure 10.2.3 of the 2026 PEA.

Table 10.2.1 Slick Rock Drill Hole Intercepts by Zone

	Intercepts in database	Composited Intercepts	Composited Intercepts above 0.02 % eU3O8
Zone A	109	46	13
Zone B	243	143	76
Zone C	7	2	0

SR-13 Lease Tract Drill Data

A database consisting of drill hole locations and intercepts on lease tract SR-13 was obtained by Anfield from the previous operator of the tract, GEMI. A limited number of USAEC drill hole assay values were obtained as part of the open file report detailed in the 2026 PEA.

The SR-13 database contains data for 398 drill holes. Data for 375 drill holes was obtained from the GEMI dataset. Data for 23 of the drill holes was obtained from the USAEC open file report. The 398 drill hole dataset contains 122 drill holes with composite intercept values meeting or exceeding a 0.1 GT cutoff with a minimum grade cutoff of 0.02 % eU3O8. Mineralization at SR-13 is interpreted as one stratigraphic zone that correlates with zone B at the Slick Rock claim group.

Drill hole locations are shown on Figure 10.2.2 of the 2026 PEA. Drill holes are assumed to be vertical.

SR-13A Lease Tract Drilling Data from Previous Operators

A database consisting of drill hole locations and intercepts was obtained by Anfield from the previous operator of the lease tract, Cotter. Original geophysical drill hole logs were obtained from the Cotter office to support the database information. The most recent drill holes in the Cotter dataset were completed in 1997. A limited number of USAEC drill hole assay values were obtained as part of the open file report detailed under the Slick Rock claim group section above.

The SR-13A database contains data for 332 drill holes. Data for 243 drill holes was obtained from the Cotter dataset. The USAEC open file report contained data for 89 drill holes. Of the combined 332 drill hole dataset, 62 drill holes contained composited intercept values meeting or exceeding a 0.1 GT cutoff with a minimum grade cutoff of 0.02 % eU3O8. Mineralization at SR-13 is interpreted as one stratigraphic zone that correlates with zone B at the Slick Rock claim group.

Drill hole locations are shown on Figure 10.2.2 of the 2026 PEA. Drill holes are assumed to be vertical.

SR-11 Lease Tract Drilling Data from Previous Operators

A database consisting of drill hole locations and intercepts was obtained by Anfield from the previous operator of the lease tract, Cotter. Original geophysical drill hole logs were obtained from the Cotter office to support the database information. The most recent drill holes in the Cotter dataset were completed in 1997. A limited number of USAEC drill hole assay values were obtained as part of the open file report detailed under the Slick Rock claim group section above.

The SR-11 database contains collar locations for 741 drill holes. Of those 741 collars, data is available for 605 drill holes. Of the 605 drill holes with data, Cotter possessed geophysical logs for 130 of the holes. Within the 605 drill hole dataset, 320 drill holes contained intercept values meeting a minimum grade cutoff of 0.02 % eU3O8. 219 of those drill holes with intercepts contained a composited intercept value meeting or exceeding a 0.1 GT cutoff.

Drill hole locations are shown on Figure 10.2.2 of the 2026 PEA. Drill holes are assumed to be vertical.

Slick Rock Claim Group Drilling Data from Anfield

Anfield completed a 14-hole, 14,100-foot verification drilling program at its Slick Rock Complex in San Miguel County, Colorado, between September 22 and November 12, 2024. The drilling program utilized standard circulation rotary drilling techniques (air, foam, or mud depending on conditions), with all holes drilled vertically. Downhole deviation was measured and remained minimal, <3 degrees from vertical. Lithological samples were collected at 5-foot intervals and logged by site geological staff. All holes were geophysically logged with a calibrated gamma-ray sonde to determine equivalent uranium (eU₃O₈) grades. All logging was performed by Hawkins CBM Logging using a sonde calibrated at the DOE’s Casper, Wyoming test pits.

Drill hole locations were designed to offset historical drill targets. Gamma-ray logging results confirmed the presence of uranium mineralization with a minimum grade of 0.02% eU₃O₈ in 7 of the 14 holes, with depths and grades generally consistent with the historical dataset. GT values above a minimum 0.1 GT cutoff were encountered in 4 of the drill holes. The drill hole collar locations are shown on Figure 10.2.2 of the 2026 PEA. Representative cross-sectional views of the drill data are provided on Figure 10.2.3 of the 2026 PEA.

The depths and grades of mineralization encountered in this drilling program were consistent with the historical depths and grades of mineralization contained in the historical drilling data. Variance between the historical drill hole intercepts and the verification holes was experienced, with some intercepts yielding greater or lesser values. Variances are to be expected due to the distances between the historical collars and offset holes and the variable downhole drift of the drill holes. The verification holes demonstrated close stratigraphic correlation and a prevalence of mineralization of similar tenor and character to the historical intercepts, placing a high level of confidence in the quality and validity of the historical drill hole data. The drilling results are summarized below:

Hole ID	Total Depth* Drilled	Top Intercept Depth*	Intercept Thickness (ft)	Average Grade %eU3O8	GT**	Total Hole GT**	Peak Grade %eU3O8	Peak Grade Depth*	Drift Azimuth (degrees)	Drift Distance (ft)
SR-24-01	968.7	917.5	10.0	0.156	1.56	1.56	0.261	925.0	309.8	23.6
SR-24-02	917	867.5	1.5	0.024	0.036	0.052	0.032	870.0	259.1	11.4
		870.0	0.5	0.032	0.016					
SR-24-03	980.4						0.011	753.0	278.7	42.7
SR-24-04	952.3	760.0	3.0	0.131	0.39	1.48	0.591	809.5	295.3	19.2
		807.5	5.0	0.218	1.09					
SR-24-05	859.9								251.8	37.3
SR-24-06	1094.9	809.0	6.5	0.049	0.32	0.35	0.098	813.5	246	47.9
		817.5	1.0	0.027	0.027					
SR-24-07	998.6								339.7	21.4
SR-24-08	983.1								275.1	49.4
SR-24-09	1035.6	978.0	1.5	0.045	0.068	0.095	0.064	978.5	295.3	51.6
		988.0	1.0	0.027	0.027					
SR-24-10	1119.7	1016.5	1.0	0.032	0.032	0.144	0.039	1017.0	258.9	36.2
		1054.5	2.5	0.028	0.070					
		1058.0	1.5	0.028	0.042					
SR-24-11	1125.2								342.4	50.6
SR-24-12	1123.5	1074.0	5.5	0.080	0.44	0.44	0.142	1076.5	237.9	50.9
SR-24-13	1025.4								276.6	45.1
SR-24-14	923.4								261.9	26.8

*All depth units are Feet below drill hole collar.

**GT is calculated as: Grade x Thickness (ft)

Intercepts are reported at a 0.02 (200 ppm) eU₃O₈% grade cut-off. All grades were calculated from gamma-ray logs measured by an experienced commercial independent logging contractor, Hawkins CBM Logging of Cody, Wyoming. Hawkins CBM’s downhole sonde was calibrated at the DOE’S Casper, Wyoming logging test pits prior to deployment to the field. The calibrated downhole sonde is used to measure natural gamma emission from the rock formation down the borehole. The recorded natural gamma data was used in creating the geophysical well log and calculate “equivalent” (e) grades of U₃O₈.

The drill holes were vertical in orientation and all drill holes were measured for downhole drift with the geophysical probe. Drift values for each drill hole are listed above and in the most extreme cases, the drill hole deviation value was less than 3 degrees from vertical. The geologic units hosting the mineralization are generally flat lying, therefore reported thicknesses are apparent true thicknesses.

Uravan District Drilling

Anfield possesses a large database of drilling data generated by the previous operators of the DOE Lease projects. A confirmation drilling program was completed at the JD-7 lease tract in 2025.

JD Leases Drilling Data from Previous Operators

The main operator of DOE Leases was Cotter, following limited exploration drilling in the 1950s by the USGS on behalf of the USAEC.

All the drilling was vertical and utilized truck-mounted rotary drill rigs. Upon completion the holes were logged with a geophysical tool that recorded spontaneous potential, resistivity, and natural gamma. The holes were also logged to determine the extent and direction of drift during drilling of the hole. Natural gamma logs were calibrated using the standard DOE (Formerly USAEC) calibration facilities in Grand Junction, Colorado. The data used for the estimation of uranium mineral resources is based on the equivalent uranium grade and thickness interpolated from the downhole geophysical logging.

The authors have reviewed the original geophysical logs. They are complete with standard calibration factors. The interpolation of the logs has been verified as discussed below in “Data Verification” and in Section 12 of the 2026 PEA.

Vanadium was sampled and assayed to a limited extent. The estimation of vanadium mineral resources is based on the observed ratios of vanadium to uranium from mining on the project and in the region.

Drill data was available for 2,198 drill holes, totaling approximately 1,250,370 feet drilled.

The drill hole database consists of:

•	JD-6 lease; 403 drill holes in total of which 188 were barren.

•	JD-7 lease; 705 drill holes in total of which 214 were barren.

•	JD-8 lease; 537 drill holes in total of which 245 were barren.

•	JD-9 lease; 553 drill holes in total of which 259 were barren.

The locations of the drill holes are shown on Figures 10.3.1 through 10.3.4 of the 2026 PEA for the JD-6, JD-7, JD-8, and JD-9 leases, respectively. Cross sectional representations of the drill data are provided on Figures 10.3.5 to 10.3.9 of the 2026 PEA for the JD-6, JD-7, JD-8, and JD-9 leases, respectively. The authors consider the available drill data suitable for the estimation of mineral resource for the purposes of the 2026 PEA.

Anfield completed a confirmation drilling program at the JD-7 lease tract between September 15 and October 9, 2025. The program consisted of 23 holes totaling 7,564 feet.

Drilling was primarily conducted using air rotary methods, with 149 feet of split barrel coring completed in five holes to recover core through the mineralized zones for chemical assay, vanadium-to-uranium ratio determination, radiometric equilibrium assessment, and metallurgical/mineralogical testing.

The primary objectives of the confirmation drilling were to:

•	Verify the presence, depth, and tenor of uranium mineralization against the historical drilling database at the JD-7 mine.

•	Support upgrading and increasing confidence in the current mineral resource estimate for uranium and vanadium.

•	Provide data to refine the geological model, delineate mineralization boundaries, and assist with future mine planning for the Paradox Complex.

Downhole geophysical logging (gamma ray) was performed on all holes to determine equivalent uranium grades (eU₃O₈) and GT values. A minimum cut-off of 0.02% eU₃O₈ (200 ppm eU₃O₈) with a minimum GT of 0.2 was applied. Elevated uranium mineralization above cut-off was intersected in 15 of the 23 holes, with 11 holes returning GT > 0.5.

Core samples from the mineralized intervals were submitted to Pace Analytical (Sheridan, Wyoming) and Hazen Research Inc. (Golden, Colorado) for chemical uranium and vanadium assays. These results, once received, will be correlated with the downhole gamma logs to assess radiometric equilibrium and validate the vanadium-to-uranium ratio.

The drill hole collar locations are shown on Figure 10.3.2 of the 2026 PEA. Representative cross-sectional views of the drill data are provided on Figure 10.3.6 of the 2026 PEA.

Drill hole results including Depth, Thickness and Grade, as determined by downhole geophysical logging, are shown below. Uranium grade is reported as equivalent weight per cent. For sandstone hosted uranium the GT is commonly used as an indication of the intensity of mineralization. Gamma ray logging results indicate elevated uranium mineralization exceeding the typical minimum cutoff grade of 0.02 %eU₃O₈ (200 ppm) eU₃O₈ and minimum GT of 0.2 in 15 of the 23 drill holes completed. These findings verify the presence of uranium mineralization at depths and locations consistent with the historical drilling dataset for the JD-7 mine.

The drilling results demonstrate robust uranium mineralization across the targeted areas, with eleven holes yielding a GT over 0.5, indicating high-potential zones; six holes showing GT values between 0.1 and 0.5, reflecting moderate mineralization; five holes containing only trace mineralization, and one drill hole containing no mineralization over the 0.02% eU₃O₈ grade cutoff. The lower-strength intercepts are associated with the program’s objective to delineate the outer boundaries of the mineralization, providing valuable data for refining resource models and supporting future mine planning and development at JD-7.

The drilling results are summarized below:

Split barrel core intervals were obtained from 5 of the 23 drill holes at 5 of the 20 planned drilling locations. These corings will be employed to provide physical samples of mineralized material. Cored intervals were completed using split-barrel core aimed at drilling through the mineralized zones. Four of the five cored locations intercepted mineralization above the minimum grade cutoff.

SM-18 Lease Tract Drilling Data from Previous Operators

A database consisting of drill hole locations and intercepts was obtained by Anfield from the previous operator of the lease tract, Cotter. Original geophysical drill hole logs were obtained from the Cotter office to support the database information. The most recent drill holes in the Cotter dataset were completed in 1997. Several of the drill holes in the Cotter database were completed by DOE Lease operators prior to Cotter.

The SM-18 database contains collar locations for 681 drill holes. Of those 681 collars, data is available for 672 drill holes. Of the 672 drill holes with data, Cotter possessed geophysical logs for 227 of the holes. Within the 672 drill hole dataset, 366 drill holes contained intercept values meeting a minimum grade cutoff of 0.02 % eU3O8. 192 of those drill holes with intercepts contained a composited intercept value meeting or exceeding a 0.1 GT cutoff.

Drill hole locations are shown on Figure 10.3.9 of the 2026 PEA. Drill holes are assumed to be vertical.

Sampling

Velvet-Wood Sampling

The Velvet-Wood Project was initially drilled during the 1970s and 1980s with the principal exploration work and drilling completed by Gulf and Uranerz for the Velvet and Wood properties, respectively. The data is considered accurate and reliable for the purposes of completing a mineral resource estimate for the property.

Core drilling completed during the 2007/2008 drilling program was directly supervised by BRS and Uranium One personnel including Douglas Beahm and personnel under his direct supervision. On site personnel completed lithologic logging of rotary and core samples. Upon completion of drilling, geophysical logs of the drill holes were completed by a commercial provider of such services, Century Geophysical. The loggers were contractually required to provide Uranium One with calibration data and the k-factor for their probes and completed onsite calibration for each hole.

With respect to QA/QC for equivalent uranium measurements (eU3O8) by downhole geophysical logging, the DOE maintains standard calibration pits located in Grand Junction, Colorado for use by the US uranium industry for instrument calibration. For Velvet and Wood, the original log files contain a record of the geophysical probes which show the instruments were calibrated at the DOE standard calibration pits located in Grand Junction, Colorado prior to the drilling program. For example, the geophysical logging unit which measured eU3O8 for core holes DW14T-08 and SLV-8883T-08, completed on 10/02/2008 and 9/25/2008, respectively were calibrated at the Grand Junction DOE facility on 9/22/2008.

Drill core was placed in protective plastic sleeves at the drill site and packaged into core boxes. Mineralized core was subsequently split for analysis and metallurgical testing with half of the core retained. The core splits were delivered to the testing laboratory and testing facility, Hazen Research Inc. (Hazen Research), by the author, and a chain of custody established. In addition, select core samples were chosen for geotechnical testing. Chemical assays were completed by the following methods:

•	Uranium by fluorometric assay.

•	Vanadium, molybdenum, arsenic, iron, magnesium, aluminum, calcium, thorium, zinc, copper, nickel, cobalt, and manganese by semi-quantitative x-ray fluorescence (XRF).

•	Uranium equivalent (eU3O8) by gamma spectroscopy.

Hazen Research is located at 4601 Indiana Street, Golden, Colorado, USA 80403. Hazen Research has provided analytical services for the uranium mining and processing industries since the early 1960s. An outgrowth of this activity has been the Radiochemistry Laboratory, which specializes in the determination of the long half-life radionuclides of the uranium and thorium decay series and radionuclides produced from nuclear power generation. These isotopes emit alpha, beta, and gamma radiation. Hazen Research holds a variety of state and federal certifications to perform radiochemical testing on drinking water from domestic and foreign sources, including NELAC Certification by the State of New York. Typical parameters include gross alpha/beta, gross gamma, radium-226, radium-228, radon in water, thorium, tritium, strontium, cesium, and uranium. In addition, Hazen Analytical Laboratory holds certifications from various state regulatory agencies and from the US Environmental Protection Agency.

It is the authors’ opinion that the sample preparation, security, and analytical procedures were in keeping with industry practice and are adequate for the purposes of the 2026 PEA.

Slick Rock Sampling

Anfield possesses drilling data from previous operators for the Slick Rock claim group as well as the SR-13, SR-13A, and SR-11 lease tracts. Anfield completed a verification drilling project at the Slick Rock claim group in 2024.

The only chemical assay values are historical and were generated by the USAEC laboratories. Later operators (USEC, UCNC, Homeland Uranium, Energy Fuels, and Uranium Energy) relied on radiometric values and did not perform chemical assays.

Samples were prepared by the USGS on behalf of the Raw Materials Division of the USAEC. USGS geologists conducted diamond drilling and radiometrically logged the holes, described the lithology, and scanned the cores for radiometric anomalies using a Geiger counter. Within Anfield’s Slick Rock Complex area, 51 of the 52 core samples were retrieved with greater than an 80% recovery rate. Only borehole DV-88 was less than 80% at a 65% recovery rate (OFR70-348).

Sample intervals with radiometric anomalies greater than 0.045% eU3O8 were shipped to the USAEC labs in Washington, D.C., Denver, CO, or Grand Junction, CO for chemical determination of uranium and vanadium content. The precise chain of custody of these samples is unknown. The USAEC laboratories determined uranium values using fluorometric, colorimetric, volumetric, polargraphic, coulometric, radioactivation, X-ray spectrometric, and nuclear photographic plate techniques. The choice of method is determined by many factors such as the concentration of uranium in the sample, its chemical complexity, the accuracy sought, the speed required, and the availability of the instrumentation. USAEC laboratories determined vanadium content via wet chemical digestion and volumetric determination by using a prescribed method developed by Claude W. Sill, U.S. Bureau of Mines, Salt Lake City, Utah and compiled and edited by R. W. Langridge in USAEC publication, RMO-3001. The certifications held by the USAEC laboratories are unknown.

The samples were collected and processed according to strict protocols developed by the USAEC and other U.S. government agencies. The results are consistent with later industry analyses. The authors believe the determinations of grade are sufficiently accurate and precise to support the estimation of mineral resources.

In 2024, Anfield conducted drilling activities at the Slick Rock Complex to verify the presence of mineralization inferred by historic data. A total of 14 rotary holes were drilled on 14 locations in the central portion of the Slick Rock Complex claims and in proximity to historic drill hole collar coordinates. Lithological samples were collected at 5-foot intervals and logged by site geological staff. All holes were geophysically logged with a calibrated gamma-ray sonde to determine eU₃O₈ grades. All logging was performed by Hawkins CBM Logging using a sonde calibrated at the DOE’S Casper, Wyoming test pits.

Uravan District Sampling

Anfield possesses a large database of drilling data generated by the previous operators of the DOE Lease projects. A confirmation verification drilling program was completed at the JD-7 lease tract in 2025.

In 2025, Anfield conducted drilling activities at the JD-7 project to verify the presence of mineralization indicated by data generated by the historic operator, Cotter. The Cotter database includes drilling conducted both before and after overburden stripping in the JD-7 pit was performed. In 2025, A total of 22 holes were drilled on 20 locations in the JD-7 pit floor and in proximity to historic drill hole collar coordinates. Four holes were core in the anticipated mineralized zones. Only 2 of the core holes had adequate core recovery to be used for evaluation of radiometric equilibrium.

All core intervals were logged in the field by site geologists (BRS staff) and stored in core boxes. After drilling the core was transported BRS’s core storage and logging facility in Riverton, Wyoming. The cores were logged in detail including scanning with a handheld XRF. Based on comparison of the geophysical logs, the sample lithology and XRF scans, sample intervals were selected for laboratory analyses. Samples for lab assay were split vertically with half of the core preserved and half sealed and packaged for shipment to the lab, with Chain of Custody forms used. The samples were assayed at a certified lab, Pace Analytical, in Sheridan, Wyoming by ICP methods.

Assay results and sample rejects were returned to BRS and have been preserved with the exception of samples prepared and sent to Hazen Research for metallurgical testing.

Data Verification

Velvet-Wood Data Verification

The primary assay data for the Velvet-Wood Project is downhole geophysical log data. A comparison of downhole radiometric geophysical data to chemical core assays was also completed to evaluate radiometric equilibrium conditions.

Ten of the 96 Velvet-Wood Project logs were chosen at random and reviewed for data entry errors. In one instance half foot uranium grade data from a printout was compared to half foot grade data that was scaled from a histogram. The two data sets varied by less than 0.002 %eU3O8. This amount of variance is insignificant. No grade data entry errors were found. Five drift data entry errors were corrected. Due to the preliminary amount of drift data entry errors, all drift data entries were checked and corrected if necessary. One hundred percent of the log data entry was reviewed after entry and corrected where necessary. Multiple maps were rectified, and point locations and rectifications were checked for consistency and any data entry errors.

Historic drill data for each drill hole consisting of radiometric data was posted on drill maps including collar elevation, elevation to the bottom of the mineralized intercept, thickness of mineralization, grade of mineralization, and elevation of the bottom of the hole. Data entry was checked and confirmed. Drill hole locations were digitized from the drill maps to create a coordinate listing and then plotted. The resultant drill maps were then checked and confirmed by overlaying with the original maps.

2008 drill data included collar elevation, collar location, grade and elevation of mineralized intercepts, and elevation of bottom of hole. New drill hole locations were taken from field surveys using modern survey grade GPS equipment. All historic coordinates were converted to match the Utah State Plane NAD83 coordinate system. This conversion included the re-surveying of a limited number of historic survey monuments and rectification of the historic coordinate system to the Utah State Plane NAD83 coordinate system. With this rectification, historic drill holes could be located in the field with an estimated error of approximately 15 feet. Further field surveys should be completed to increase the accuracy of historic drill hole coordinates.

A comparison was completed of historic drill hole Sum GT data with 2008 Uranium One drill hole Sum GT data for three holes completed which were intended to twin holes SLV-8806, SLV-8803, and DW-14. The closest of the 2008 core holes to historic data was SLV-8806T-08 which is approximately 23 feet to the southeast of SLV-8806 at mineralization. SLV-8806T-08 had an 8.28 GT as compared to SLV-8806 with a 6.12 GT. Drill hole SLV-8803T-08 deviated approximately 25 feet to the west from SLV-8803 at mineralization. SLV-8803T-08 had a 2.08 GT as compared to SLV-8803 which had a 9.36 GT. No deviation data is available for the historic drill hole DW-14 so the distance to the intended twin drill hole is not known at depth. The 2008 drill hole DW-14T-08 did not intercept mineralization above cutoff grade as compared to DW-14 with a 1.65 GT.

Although the GT values of holes SLV-8803T-08 and DW-14T-08 are less than the intended twin holes, the drill holes show mineralization at the same elevation, in the same host rock, and with approximately the same mineralized thicknesses. The drill holes therefore confirm the continuity of the host formation but indicate that variations in grade should be expected, as seen historically at Atlas’ nearby Velvet mine.

Slick Rock Data Verification

Slick Rock Complex

In 2024, Anfield conducted drilling activities on the Slick Rock mining claim portion of the project to verify data generated by the USGS and subsequent operators. A total of 14 holes were drilled in the proximity of historic drill holes.

The drill holes showed mineralization within the same stratigraphic units and a close correlation with expected depths. A variance both in grades and thicknesses was encountered, with many duplicate holes showing either weaker or stronger results. This is likely due to the difficulty in locating the precise location of the historic collars and differences in downhole deviation. The historical drilling does not include deviation data, and all drill holes are assumed to be vertical based on the collar location. The effects of downhole deviation can vary significantly hole to hole and be affected by drill tooling and methods. For the 14 drill holes in 2024, downhole deviation averaged 3.6%, ranging from 11.4—50.9 feet horizontally from the collar location, trending generally West-Northwest, up-dip.

Given the difficulty in replicating the exact conditions of the historic drill holes, the agreement in stratigraphy, mineralization depth, and mineralization tenor sufficiently validates the general quality of the historical data.

In addition to the verification drilling, Anfield conducted ground surveys to check the historical locations of previous drill collars. The historical drilling was conducted between the late 1940s through 2007 by a variety of operators. It is common for evidence of drill sites to disappear over the course of several years, particularly when modern reclamation practices are used. Many of the older sites were more evident that the sites drilled in the early 2000s.

The ground survey team visited 77 historic drill sites across the property. Evidence of drilling ranged from open drill holes and marked standpipes to apparent drill cuttings, driller waste, and small piles of discarded core. In many cases the evidence was subtle, but some showed no definitive signs of past activity. For those non-evident sites, a clean drilling operation, a plugged drill hole below the surface, and decades of vegetative regrowth could have eliminated signs of past drilling activities. Ultimately, 78% of the visited sites were either clearly drilled or showed some evidence of past drilling activity. 22% of the surveyed sites showed no concrete evidence of past drilling activity.

SR-13 Lease Tract

Anfield has not conducted any drilling activities at the SR-13 lease tract to verify data generated by the USGS or subsequent operators. Anfield has obtained radiometric and chemical assays from USAEC’s exploration program OFR70-348 for vanadium and uranium values, respectively, from those holes drilled by the USGS on behalf of the Raw Materials Division of the USAEC. An additional database was obtained from GEMI as part of the purchase arrangement for the property.

Geophysical logs were not available for the SR-13 lease tract dataset. Given the track record of consistency of the results from government and private industry drilling in this district, the authors believe the sample data are sufficiently accurate to generate an Inferred Mineral Resource estimate as described herein and in the 2026 PEA.

SR-13A Lease Tract

A subset of 9 mineralized drill holes, 7 trace mineralized drill holes, and 14 barren drill holes were randomly selected to validate geophysical logs against the digital Cotter database.

The geophysical gamma logs for the selected mineralized and trace mineralized holes were reinterpreted for depths and eU3O8% grades on half foot intervals using the K factor and Deadtime information included with the logs. The barren logs were verified to not contain elevated gamma values.

A comparison between the database GT values and interpreted GT values from the geophysical logs is graphed in Figure 12.2.3 of the 2026 PEA.

SR-11 Lease Tract Data Verification

A subset of 32 mineralized drill holes ranging from slightly mineralized with a GT of 0.06 to strongly mineralized with a GT of 4.4 were randomly selected to validate geophysical logs against the digital Cotter database.

The geophysical gamma logs were reinterpreted for depths and eU3O8% grades on half foot intervals using the K factor and Deadtime information included with the logs.

A comparison between the database GT values and interpreted GT values from the geophysical logs is graphed in Figure 12.2.4 of the 2026 PEA.

The data shows a good linear relationship with only a single hole considered to be an outlier. Removing this drill hole the linear regression coefficient, R2 is 0.96, showing excellent correlation.

Overall, the sum GT of the historic and current data interpretation shows the current interpretation yield approximately 5% higher values. Use of the previous interpretation is thus conservative.

Paradox Complex Data Verification

The primary assay data for the Paradox Complex is downhole geophysical log data, all of which is historical in nature; Anfield has yet to drill on the Paradox Complex. The author has examined the geophysical logs in possession of the Company for the DOE Lease tracts, explored during the 1950s by the USGS on behalf of the USAEC, and later from the 1970s to early 2000s by Cotter. The Company also owns an extensive library of geophysical, geological, and mine permitting and development documents and data that served as a basis for evaluating the Paradox Complex.

Drill Data

The historical data meets the standards employed by the uranium exploration and mining industry in the United States at the time it was collected. Cotter was a significant explorer and developer of uranium deposits in the western United States. The data collected was generated professionally and is considered adequate for the calculation of new mineral resources.

BRS personnel generated a digital database from the original database hardcopy files produced by Cotter. The files included: Drill hole ID, northing and easting coordinates (NAD-27, Colorado South state plane), collar elevation, depth drilled, drift direction and distance (if recorded), total depth drilled, and depth, thickness, and grade %eU3O8. In addition to the hard copy database, original downhole geophysical logs were available for a subset of the data. These geophysical logs were reinterpreted and then used to verify the Cotter database.

When posted, vanadium grade % was also entered in the excel file. However, vanadium grade % is very limited in scope in the Cotter database. For the estimates of contained vanadium in the mineral resources, the average ratio of the mined material (vanadium to uranium) from past mineral production at each lease tract, was utilized. Typically, this is a 5:1 to 7:1 ratio, vanadium to uranium, in the Uravan District. For those posted intercepts in the historical database, with both uranium and vanadium grade %, a comparison of their ratios was overall similar to those reported from past production.

Grade and GT Verification

Radiometric equivalent data for the depth, thickness and grade of uranium was available in the original files from the Cotter for each drill hole used in the mineral resource calculation.

The USAEC published information on the calibration standards for geophysical logging and on gamma log interpretation methods. The standard manual log interpretation method was the half-amplitude method. The USAEC and its successor agency, the Energy Research and Development Administration (ERDA), conducted workshops on gamma-ray logging techniques and interpretation as did private companies including Century Geophysical. Mr. Beahm attended the geophysical log interpretation workshop conducted by Century Geophysical. On November 19, 1976, Mr. Beahm received certification in geophysical log interpretation from Century Geophysical after attending their short course.

For verification purposes, 33 drill holes containing 51 mineralized intercepts were selected representing the range of mineralization observed from each of the four JD leases in rough proportion to the numbers of drill holes within each lease. The author re-calculated the mineralized intercepts for each drill hole to verify the original log interpretation. Mineralization in the verification drill holes ranged from a high GT value of 9.10 to a low value of 0.14. Barren holes were examined but not included in the analysis.

Verification by the author confirmed that the drill hole database reasonably reflects the depth, thickness and radiometric equivalent uranium grade from the original geophysical logs. The only discrepancy noted was the omission of isolated mineralized intercepts of lower grade and thickness which were not included in the data. The author concurs with the omission of these intercepts as they would not be included in a mineral resource calculation based on reasonable prospects of economic extraction.

Re-calculation by the author shows the original interpretation of radiometric equivalent uranium grade is approximately 5% less the re-calculated values by linear regression analysis. Thus, use of the original interpolated radiometric equivalent values would be conservative.

Figure 12.3.1 of the 2026 PEA is a comparison of the drill hole database values to those re-calculated by the author using the standard half-amplitude log interpolation method. The linear regression analysis shows a strong correlation (R2 value of 0.98) between the original and current data interpretations.

Drill Hole Locations

Exact drill hole collar locations could not be confirmed on the ground by recent survey as evidence of the exact collar locations have deteriorated or been reclaimed. However, drill hole location data was taken from the Cotter database and verified to be within less than 30 ft of the georectified maps containing corresponding collar data. In the case that a drill hole’s location could not be minimally confirmed, it was removed from the dataset.

Downhole Deviation

All historical drilling on the Paradox Complex was completed vertically. The dip of the formation is relatively flat, 1-3° to the west, except in the fault zone along the eastern flank of Monogram Mesa in the JD-6 and JD-7 leases. Following gamma logging, a deviation tool was lowered down the hole, resulting in a graphical plot showing horizontal distance from vertical and the drift direction at the select intervals recorded. The drift was typically plotted on drill hole location maps as a straight line (e.g., 100 feet at N45°W), when in fact the drift plots can be rather erratic, reflective of the true nature of how the drill bit penetrated the substrata. The author elected to utilize the surface plot of the drill holes to reflect the same usage of Cotter, and direct comparison to the historical drill hole and underground maps.

Each lease tract had varying amounts of drift data collected. A total of 403 drill holes were completed in the JD-6 lease tract, 705 in the JD-7 lease, 537 in the JD-8 lease and 553 in the JD-9 lease tract. Of these totals the JD-6 and JD-8 leases had the highest percentages of drift data gathered covering 95% and 91% of drill holes, respectively. This compares to JD-7 lease at the low end of 8% of total drill holes with drift data and JD-9 having 53%.

The variation in level of drift data collection was dependent upon the depth to mineralization, date range of the holes drilled, and the amount of drift expected by the operating engineer where their assessment would be based upon drilling depth and geology. The leases with the deepest drill holes generally experience the largest drifts. The JD-7 lease drill holes were the shallowest of the data set, having an average depth of 341 feet and the least average linear drift of 1.3 feet. Conversely, drill holes in the JD-6 and JD-8 leases were deeper having average total depths of 745 feet and 634 feet, respectively. As such the average linear drifts of JD-6 and JD-8 were larger at 21.4 feet and 35.2 feet, respectively. See Table 12.3.1 of the 2026 PEA for a summary of drifting data per DOE Lease area.

JD-7 Drilling Data Analysis

In 2025, Anfield conducted drilling activities at the JD-7 project to verify the presence of mineralization indicated by data generated by the historic operator, Cotter. The Cotter database includes drilling conducted both before and after overburden stripping in the JD-7 pit was performed. In 2025, A total of 22 holes were drilled on 20 locations in the JD-7 pit floor and in proximity to historic drill hole collar coordinates. A comparison of historic target GT values and realized values are shown on Figure 12.3.1 of the 2026 PEA.

Following correction of the historic depths account for the overburden removal in the pit where applicable, the 2025 drill holes showed mineralization within the same stratigraphic units as the historic drilling, with a close correlation to expected depths and thicknesses. A variance in grades was encountered. This is likely due to the difficulty in locating the precise location of the historic collars, differences in downhole deviation, and geologic structure. For the purposes of field duplication, all historic drill holes were assumed to be vertical based on the collar location. The effects of downhole deviation can vary significantly hole to hole and be affected by drill tooling and methods. For the 22 drill holes in 2025, downhole deviation averaged 1.4%, ranging from very little deviation up to 20 feet horizontally from the collar location, trending between 54 and 265 degrees, generally southwest to southeast.

In the opinion of the authors, given the difficulty in replicating the exact conditions of the historic drill holes, the agreement in stratigraphy, mineralization depth, thicknesses, and mineralization tenor sufficiently validates the general quality of the historical data for the purposes of the 2026 PEA.

SM-18 Lease Tract Data Verification

43 geophysical logs were randomly selected to validate against the digital Cotter database. 28 of the drill logs corresponded to mineralized drill holes; however, the remaining 15 holes are barren.

The geophysical gamma logs for the selected mineralized and trace mineralized holes were reinterpreted for depths and eU3O8% grades on half foot intervals using the K factor and Deadtime information included with the logs. The barren logs were verified to not contain elevated gamma values.

A comparison between the database GT values and interpreted GT values from the geophysical logs is graphed in Figure 12.4.1 of the 2026 PEA.

Velvet-Wood Project Density

Atlas mining production reported a unit weight of 14.5 cubic feet per ton. Eight samples taken from Velvet core holes for geotechnical purposes were analyzed for density among other properties. The densities of the eight samples ranged from 123.1 to 163 pounds per cubic foot and averaged 136.1 pounds per cubic foot. This converts to an average density of 14.7 cubic feet per ton as compared to the historic value of 14.5 cubic feet per ton. In the 2026 PEA, for the purposes of mineral resource calculations, a density factor of 14.5 cubic feet per ton is recommended.

Slick Rock District Density

The 1954 and 1956 USGS reports on “Accuracy of Uranium and Vanadium Estimates” assume a bulk tonnage factor in the Colorado Plateau to be 14 cubic feet per ton. The historic density expressed as a tonnage factor from Burro mine records is 15 cubic feet per ton. As the 15 cubic feet per ton is more conservative in its effect on the overall resource tonnage and pounds of product and is proximal to the Slick Rock District resources, it is the most reasonable estimate of density in the opinion of the authors. Future verification drilling should incorporate a core drilling program to confirm the density factor for future resource estimation.

Uravan District Density

Bulk density data is available for the Uravan District from previous technical reports and studies completed by Cotter, resulting in 14.5 cubic feet per ton (2.21 tonnes per cubic meter) for the mineralized, host sandstone. This was the typical tonnage factor used by the mining companies across the greater Uravan District. The authors recommend a density factor of 14.5 cubic feet per ton (2.21 tonnes per cubic meter) be used for the mineral resource calculations, based on available data and personal mining experience in similar sandstone-hosted deposits.

Downhole Deviation

Virtually all the drilling performed in all resource project areas was drilled vertically.

Downhole deviation data of drill holes was primarily available for the Velvet mine portion of the Velvet-Wood Project and partially available for the Wood portion. In the case of Velvet, where deviation data was available and verifiable, the data was accommodated into drill hole databasing to adjust the location of the GT and T intercepts accordingly. In the cases of the Wood portion of the Velvet-Wood Project, all drilling was modeled as vertical.

Historic data for the Slick Rock District largely predates downhole deviation survey methods. All drilling done by the USAEC would have been performed vertically. More recent drilling performed by Anfield, Cotter and others with available downhole deviations were applied to the data. Otherwise the data was assumed to be vertical.

Drilling in the Uravan District was vertical. As discussed above in “Exploration” and in Section 9 of the 2026 PEA, drill hole deviation data was available for this area and was used in resource modeling.

Radiometric Equilibrium General Information

The dominant data available for evaluation of mineral resources consisted of radiometric geophysical logging data of each drill hole, from which the uranium content was calculated using standard industry methods and calibration. Such calculations of equivalent uranium content from geophysical log data assume that the uranium is in radiometric equilibrium with its daughter products.

Radioactive isotopes decay until they reach a stable non-radioactive state. The radioactive decay products are of two general categories: the first being the sub-atomic energy generating product (i.e., alpha, beta, gamma, and neutron radiation) and the second being the atomic isotope. Decay product isotopes are referred to as daughters and occur down what is known as a decay chain. When all the decay products are maintained in close association with the primary uranium isotope U-238 for the order of a million years or more, the decay chain will reach equilibrium with the parent isotope; meaning that the daughter isotopes will be in a state of decay in the same quantity as they are being created.

An otherwise equilibrated decay system may be put into a state of disequilibrium when one or more decay products are mobilized and removed from the system because of differences in solubility between uranium and its daughter isotopes. In addition, both the primary isotope of uranium U-238 and its daughters emit different forms of radiation as they decay. The primary field instruments for the indirect measurement of uranium, either surface or down-hole probes, measure gamma radiation. Within the uranium decay chain, the gamma emitting elements are primarily Radium226, Bismuth214, and Uranium238. Of these Radium226 is the dominant source of gamma radiation.

Disequilibrium is considered positive when there is a higher proportion of uranium present compared to daughters and negative where daughters are accumulated, and uranium is depleted. The disequilibrium factor (DEF) is determined by comparing radiometric equivalent uranium grade eU3O8 to chemical uranium grade. Radiometric equilibrium is represented by DEF of 1, positive radiometric equilibrium by a factor greater than 1, and negative radiometric equilibrium by a factor of less than 1. Negative disequilibrium occurs when uranium is separated from its daughters, specifically Radium. This occurs when the uranium mineralization is oxidized, liberating the uranium but leaving the radium in place.

Velvet-Wood Project data from historical core drilling and the 2007/2008 coring program contains 41 individual core samples from 6 core holes. Comparing the core assay U3O8 GT values of each of the intervals to their corresponding radiometric equivalent eU3O8 GT values provides a DEF range of 0.81 to 1.59 with an average

DEF of 1.33. Although the available data indicates a positive DEF, the authors recommend the use of a DEF factor of 1 for the Velvet-Wood Project based on the limited number of data points and the fact that the core holes offset holes with relatively high thicknesses and grades, rather than a representative sampling of the deposit.

There is very limited data available to the authors from the USGS pertaining to radiometric equilibrium for the Slick Rock Complex. It is the authors’ experience that the Colorado Plateau uranium deposits typically are neutral to slightly positive in their DEF. As such, a DEF of 1 is assumed for the Slick Rock resource estimate. Future verification drilling should incorporate core drilling samples to confirm the DEF for future resource estimation.

For the Uravan District, current drilling from late 2025 included 4 core holes on the JD-7 DOE Lease. Of the 4 core holes two core holes had core recoveries greater than 90% within mineralized zones with grade above 0.02 %eU3O8. Core hole JD7-2025-04 had two mineralized zones and core hole JD7-2025-14 had one mineralized zone.

The DEF of the three mineralized zones ranged from slightly negative at 0.945 to positive at 1.128. The overall weighted average showing a positive DEF of 1.05. The authors conclude that with the limited numbers of samples a positive correction of the radiometric grades is not warranted and the use of a DEF of 1 is appropriate for the purposes of the 2026 PEA.

Comparison of equivalent uranium from gamma probe results to assay results follows.

•	Hole JD7-2025-0004.
•	Radiometric Data; depth 152-164 feet, average grade 0.734 %eU3O8, GT 8.44.
•	Assay Data; depth 152-163.7 feet average grade 0.780 %U3O8, GT 9.52.
•	DEF: 1.128.

•	Hole JD7-2025-0014.
•	Radiometric Data; depth 209-217.5 feet, average grade 0.391 %eU3O8, GT 3.27.
•	Assay Data; depth 208.9-217.7 feet average grade 0.392 %U3O8, GT 3.45.
•	DEF: 1.04.

•	Hole JD7-2025-0014.
•	Radiometric Data; depth 220-228 feet, average grade 0.132 %eU3O8, GT 1.06.
•	Assay Data; depth 218.7-230 feet average grade 0.128 %U3O8, GT 1.00.
•	DEF: 0.945.

Mineral Processing and Metallurgical Testing

Historically, overall recoveries of uranium were typically in the range of 93 to 98 percent and vanadium recoveries were 70 to 80 percent, depending on mineralogy and the extent to which soluble losses could be minimized during solid/liquid separation. It is very likely that the Shootaring Canyon Mill will be able to achieve at least 96 percent U3O8 recovery, especially given the unusually high average feed grades of 0.24 to 0.29% U3O8 and the high free acid concentration during leaching. The vanadium plant will have the advantage of state-of-art instrumentation and process control. Recent information summarized below indicates a good probability of about 90% V2O5 recovery.

Velvet-Wood Metallurgical Studies

As reported in the 2023 PEA, a considerable amount of metallurgical laboratory testing was conducted during 2007-2008 by Hazen Research, in Golden, Colorado. This work was done for Uranium One, the owner at that time of the Velvet-Wood Project and the Shootaring Canyon Mill. Fresh core samples of uranium-mineralized material were recovered by drilling at the Velvet mine. This metallurgical program demonstrated that the mineralized material from the Velvet property is amenable to conventional two-stage leaching with dilute sulfuric acid and sodium chlorate as the oxidant. Leaching experiments for 18 Velvet core samples were completed; however, three of the extractions were low due to laboratory errors and difficulties in pH control, as discussed in the summary report. The average of the 15 experiments that were conducted under near-optimum conditions was 96.1 percent uranium extraction. However, the average grade of mineralized samples used in the leaching experiments was only 0.100% U3O8, while the run-of-mine diluted average grade is expected to be 0.265% U3O8 and the average grade mined from Atlas Mineral’s Velvet mine was 0.46% U3O8. Therefore, the samples used in the leach experiments were substantially lower in uranium grade than the estimated grade of the Velvet and Wood mineralization. It is therefore possible that vanadium content and uranium extractions obtained in the tests were also lower than may be obtained with the estimated higher grades for mined material.

The acid consumption for baseline experiments averaged 118 pounds of 98% H2SO4 per ton of mill feed. (Note that reagent consumptions in the 2026 PEA are expressed in short tons of mill feed, not metric tonnes.) Carbonate content in the mineralized material has a direct relationship to acid consumption during leaching and may influence uranium extractions either by causing excessive gypsum precipitation or by making pH control difficult. Sodium chlorate (NaClO3) proved to be an effective oxidant at a consumption of 2 pounds per ton of mill feed. Molybdenum content for all of the core samples that were assayed averaged 99 ppm and molybdenum content in the pregnant leach solution averaged 0.17 grams per liter. Vanadium assay results from Uranium One’s 2007/2008 exploration program showed an overall average of 2.13 to 1 vanadium to uranium ratio, while the historic ratio was 1.39 to 1. On average, vanadium concentrations from this property will be less than 1.00% V2O5, whether based on the historic vanadium to uranium ratio, or the ratio from 2008 assays.

No metallurgical testing has been completed on the Wood property. However, given the close proximity to Velvet and the fact that the mineralization lies within the same geologic unit as Velvet, similar metallurgical response is expected. The mineralized core recovered from Wood in 2008 had similar mineralogy to that found in mineralized core recovered from Velvet in 2007, based on geologists’ direct observation of core and drill samples from both projects.

As alternatives to conventional milling, heap and vat leaching were briefly considered. However, the 2026 PEA is confined to agitated leaching, and there are several reasons for this decision:

•

Vat leaching economics depend on rapid leaching kinetics that can be obtained in a 4- to 7-day leaching cycle, thereby minimizing the number of vats required. In order to ensure rapid solution percolation, the vat feed must be crushed to minus 0.25 to 0.5 inches, de-slimed, and the slimes separately leached in agitated tanks. Since fine particles dictate the thickener area requirement for a CCD circuit, vat leaching would require essentially the same size CCD system that conventional milling requires, negating most of the cost advantage usually attributable to vats.

•

Heap leaching was applied successfully to several uranium ores during the 1960s and 1970s, but extraction of co-product vanadium was not attempted. Satisfactory vanadium extraction requires a higher free acid concentration, causing more severe attack of the gangue minerals and heightening the potential for secondary slimes to impair heap permeability.

•	Neither vats nor heaps could reasonably be expected to achieve uranium extractions that can be obtained with milling.

Owing to the need to leach at an elevated free acid concentration to dissolve and complex vanadium, an acid consumption of 112 pounds of 98% H2SO4 per ton of leach feed was assumed during that phase of testing.

Slick Rock and Paradox Complex Metallurgical Studies

Pending results from ongoing metallurgical testing at Hazen Research, we are relying partly on the established record of uranium processing by the UCNC in the immediate vicinity of mines that will supply a large fraction of the feed to the Shootaring Canyon Mill.

For example, uranium/vanadium-mineralized material from the Slick Rock District was processed for nearly 26 years by UCNC with acceptable recoveries by conventional milling methods. Uranium recoveries at the processing mill in Uravan, Colorado, were estimated to be 97 to 98%, and vanadium recoveries at the Rifle, Colorado, processing mill were estimated to be 85% according to personal communication with Curt Sealy, formerly with UCNC and Uranium Energy as VP-Strategic Development.

The UCNC mill at Uravan treated 1,000-1,200 tons of ore daily that came from approximately 60 mines within a radius of 30-40 miles in the Uravan Mineral Belt. Most ores were from UCNC mines, but about one quarter of the mill feed was purchased from a variety of small shippers. The 2-stage acid leach was operated under essentially the same conditions as those planned for the Shootaring Canyon Mill. In addition to yellowcake, the Uravan mill made a crude vanadium product that was refined in UCNC’s mill at Rifle, CO.

The Uravan mill averaged 260 pounds of acid per ton of ore treated and used sodium chlorate as the oxidant. The second-stage leach was conducted at a high free acid concentration corresponding to pH 0.5-0.8 and the residue slurry was thickened with overflow solution returning to the first stage as an “acid kill” strategy to consume excess free acid. This is identical to the procedure that will be used at the Shootaring Canyon Mill. The second-stage leach residue slurry was then washed in a string of eight conventional 50-foot diameter wood stave thickeners.

The washing efficiency at UCNC’s Uravan mill exceeded 99 percent, corresponding to a soluble uranium loss of less than 1 percent. This is a critical element of good uranium mill design, as the effort to achieve maximum uranium leaching extraction should not be in vain due to high soluble losses. The current design for the Shootaring Canyon Mill will use modern High-Rate CCD thickeners and the final thickener will be a tall High-Density version of the High-Rate design in order to maximize underflow density (% solids). This will minimize the amount of entrained water in tailings and maximize recycling of that solution to the process water head tank. Also, residual acidity will be conserved.

Since mid-2025 extensive metallurgical testing has been carried out by Hazen Research on samples of uranium/vanadium mineralization from several former underground mines in the Slick Rock District that are now owned by Anfield. To date, samples have been collected from early stockpiles of shot muck, but drilling of fresh core is planned later in 2026. This work has included compositing, mineralogical characterization, and two-stage acid leaching that simulates the Shootaring Canyon Mill’s processing flowsheet.

Most of the preliminary leaching tests have been done in bottle roll apparatus on samples that have been stage-crushed to a nominal product passing size of P80 = 0.5 mm (32-mesh). Leached residues from first-stage and second-stage leaching have been evaluated for their particle settling behavior in order to establish approximate CCD thickener area requirements and flocculant type and dosages. Samples tested to date have been very responsive with uranium and vanadium extractions of 98-99% and 90%, respectively.

The current metallurgical laboratory program has involved mineralized material that may differ from future samples of fresh core in leaching response and residue settling characteristics. This unpredictability was partially remedied by considering tests that were conducted for Energy Fuels by John Litz, who had left Hazen Research and established his own laboratory.

Litz conducted bottle roll leach tests and Kynch-type residue settling tests on samples from 5 mines in the Uravan District that were planned sources of feed for the Piñon Flats mill that was never constructed. One of those mines was the JD-8, which is now owned by Anfield and will supply feed to the Shootaring Canyon Mill. Litz simulated the two-stage leach conditions that will also be used at the Shootaring Canyon Mill, and the current program at Hazen Research employs the same conditions.

Litz reported a net sulfuric acid consumption of 237 lb/ton, which closely matches preliminary Hazen Research results, as well as the historical average for the UCNC mill at Uravan, as mentioned earlier. Uranium and vanadium extractions obtained in duplicate tests were 98.8/99.4% and 95.8/92.8%, respectively. The estimated settling area requirement was 2.50 ft2 per ton/day (tpd) of feed at 20% solids with a terminal density of 61 % solids. Flocculation required 0.023 lb/ton of Percol, a commonly used commercial reagent.

Ongoing Metallurgical Testwork

Metallurgical laboratory testing will continue at Hazen Research as fresh core samples become available. Leaching parameters and uranium/vanadium recoveries will be determined and design criteria for CCD residue washing will be developed. Solvent extraction tests will be completed to establish retention times and to develop remedies for slow phase disengagement if it is observed. Yellow cake will be precipitated and analyzed for potential penalty impurities such as molybdenum. If necessary, an organic washing step in SX will be examined. Similar tests will focus on vanadium metallurgy.

The 2026 PEA and its conclusions are not reliant on improvements to the planned processing methods, nor are any such improvements reflected in cash flow estimates. Nonetheless, we will continue to investigate promising opportunities to reduce operating costs. Two of the dominant expense categories in the current plan are transportation from mine to mill and sulfuric acid. An example of our continuing quest for economic improvements is removal of non-mineralized and minimally radioactive waste rock prior to haulage from the mines (sorting).

Throughout the copper and gold industry, there is great interest in sorting to upgrade feed to processing operations and to reduce reagent requirements. The uranium industry was a leader in upgrading with adoption of radiometric sorting at Cotter’s Schwartzwalder Mine near Golden, Colorado, in 1960. The objectives were (1) to reduce truck haulage costs to the mill at Cañon City, and (2) to reduce milling costs by increasing feed grade. Sorting by scanning truck loads was installed at Anaconda’s Jackpile Mine in 1976 for the same reasons.

With the same objectives in mind, we are investigating sorting, but with different sensing technology in the sorting machine itself. Instead of classic radiometric sensing for uranium alone, we are considering multi-channel XRF, which can simultaneously detect uranium, vanadium, and calcium. Theoretically, this would enable minimal rejection of uranium and vanadium, while reducing acid consumption during leaching.

Recommended Metallurgical Recoveries

Owing to the need to leach at an elevated free acid concentration to dissolve and complex vanadium, the acid consumption attributable to uranium alone is much lower than the additional acid needed to solubilize vanadium mineralization. The current estimates for the purpose of the 2026 PEA are 85 lb/ton acid for uranium extraction plus 204 lb/ton acid needed to increase free acid concentration for maximum practical vanadium extraction. Under these leaching conditions, the authors predict metallurgical recoveries of at least 96% for uranium and 90% for vanadium as a realistic base case.

As a point of comparison, Energy Fuels, operator of the White Mesa, Utah, mill, predicted metallurgical recoveries for uranium and vanadium of 96% and 75%, respectively, from their La Sal, Utah, project. The La Sal project is located less than 20 air miles from the Velvet-Wood Project, and is a similar sandstone-hosted uranium/vanadium deposit.

Risks

Recently, NI 43-101 filings have included estimates of the rapidity of project ramp-up behavior, specifically, the curve describing percent of design feedrate (or product creation rate) versus time since the end of commissioning and the beginning of commercial production. This curve is never vertical! Investors are acutely aware of time value of money, and some want the best estimate the project owner can make about the time when revenue generation will fulfill expectations. Accordingly, we will offer our prediction and underlying justification.

All major industrial projects that depend on economic extraction of natural resources carry an element of risk, and mining is no exception. A preliminary economic assessment is always created with a degree of optimism, but one of the obligations of those developing a mineral mining and processing enterprise is to recognize risks and to minimize them. An important element of that recognition is preparedness through derivation of factual information and thoughtful application of a solid basis for decisions. Risks can be controlled and minimized if this form of self-auditing is followed, but risk is never reduced to zero.

In 1998, Terence P. (Terry) McNulty introduced the concept of estimating risk according to criteria that describe the level of preparedness of a project owner and its contractors. This resulted in a family of four curves, ranging from rapid (Series 1) to very slow (Series 4) rates of achievement of design feed treatment rate. These so-called “McNulty Curves” have since been updated periodically. All publications and presentations are cited in the “References” section of the 2026 PEA. The curves are widely used as a predictive tool by operating mining companies, EPCM contractors, and project financing entities, including Royal Bank of Canada. Over 150 projects have been reported and characterized by McNulty and other authors; about half have been Series 1, while roughly 20 percent have only achieved Series 4.

The Shootaring Canyon Mill is expected to follow a Series 1 curve for the following reasons:

•

The uranium/vanadium-mineralized deposits that will provide feed to the Shootaring Canyon Mill are essentially identical to those processed decades ago by a major uranium/vanadium producer using the same flowsheet and processing parameters.

•	Recent metallurgical test results are being supplemented by the current laboratory program.

•

Current mineralogical characterization is being conducted by Qemscan electron microscopy which provides a more comprehensive understanding of mineral relationships than was available during the “uranium boom” era.

•	The Shootaring Canyon Mill was designed conservatively by Mountain States Engineers, a firm that was experienced in uranium mill design.

•

The current design upgrade is being done by Precision Systems Engineering (PSE), an engineering firm with extensive experience in designing small processing plants and the designer of the vanadium addition to the Energy Fuels mill at White Mesa, UT.

•	The only new equipment will be conventional in design and application, eliminating the “reliability risk” that can be introduced by prototypes.

•

Unlike the relatively primitive process monitoring instrumentation and manual control available 50 years ago, the new Shootaring Canyon Mill will use a distributed control strategy with a high level of machine learning that will minimize off-spec operating conditions.

•	Both Beahm and McNulty were intimately involved in the uranium industry as mining engineer and metallurgist, respectively during the 1960s and 1970s.

•	The Board and senior management of Anfield, the project owner, are fully engaged in decision making.

•	Both uranium and vanadium mineral grades will be higher than was typical during the 1950s-1970s.

The financial analysis in the 2026 PEA is based on a treatment schedule that begins with a year of operation on stockpiled material plus limited mine production at an average of about 70 percent of design feedrate, which is consistent with a Series I curve.

However, potential risks remain. In addition to the usual risks of market price, regulatory issues, and adverse public sentiment, it will be challenging to attract and retain productive employees.

Opportunities

Anfield is investigating sorting as a way of potentially eliminating minimally-mineralized waste rock. Experience in South Africa by Rados, the supplier of XRF-based sorting, indicates that the reject may contain as little as 15 ppm U3O8. Simultaneous rejection of carbonates could reduce consumption of sulfuric acid, as most of the consumption is due to reactions that convert carbonates to sulfates like gypsum.

Experience in Canada, the US, and overseas with precious metal, copper, and uranium mining has demonstrated that as much as half of the feed to sorters can be rejected. If a significant fraction of the production from Anfield’s mines can be rejected on-site, the trucking and reagent expenses used in the 2026 PEA will be reduced proportionally.

Mineral Resource Estimates

Mineral Resource Estimates Executive Summary

The 2026 PEA summarizes mineral resources for the Lisbon Valley, Slick Rock, and Uravan Districts and all their associated properties with resources. Each mine developed from these discussed resources would share a common facility, the Shootaring Canyon Mill. The total estimated in situ uranium mineral resources are summarized in Table 14.0.1. The associated in situ vanadium mineral resources which will be mined as a co-product are summarized in Table 14.0.2. In addition, Anfield has previously mined uranium stockpiles as summarized in Table 14.0.3.

Unless otherwise specified herein or in the 2026 PEA, the effective date of the resource estimation and cost modeling is May 2, 2026

Table 14.0.1 In situ Uranium Mineral Resource Summary*

Area/Classification	GT Cutoff	Pounds x1,000 eU3O8	Tons x1,000	Avg Grade %eU3O8
Lisbon Valley District / Measured and Indicated	0.5	4,324	629	0.34
Slick Rock District / Indicated	0.4	815	247	0.16

Uravan District / Indicated	0.5	4,667	1,061	0.22

TOTAL MEASURED AND INDICATED MINERAL RESOURCE URANIUM	0.4-0.5	9,806	1,937	0.25

Lisbon Valley District / Inferred	0.5	544	80	0.34
Slick Rock District / Inferred	0.4	9,938	2,418	0.21
Uravan / Inferred	0.4	755	179	0.21

TOTAL INFERRED	0.4-0.5	11,237	2,677	0.21

*	Numbers rounded

Table 14.0.2 In situ Vanadium Mineral Resource Summary*

Area/Classification	GT cutoff (Based on Uranium)	V:U Ratio	Pounds x1,000 V2O5	Tons X1,000	Avg Grade %V2O5
Lisbon Valley District / Inferred	0.5	1.4	6,826	716	0.48
Slick Rock District / Inferred	0.4	6.0	64,518	2,665	1.21
Uravan / Inferred	0.4-0.5	5.0	27,112	1,239	1.09

TOTAL INFERRED MINERAL RESOURCE VANADIUM	0.4-0.5	1.4-6	98,456	4,620	1.1

*	Numbers rounded

Table 14.0.3 Stockpile Uranium Mineral Resource Summary*

Area/Classification	GT Cutoff	Pounds x1,000 eU3O8	Tons x1,000	Avg Grade %eU3O8
Stockpile/Measured Mineral Resource	NA	370	126	0.15

*	Numbers rounded
(1)	The effective date of the stockpile mineral resource estimate is March 20, 2015.
(2)

Key assumptions: in the calculation of the stockpile mineral resource include: the sampling grid used was representative, a bulk density of the material of 16.7 tons per cubic yard, the base of the stockpiles is flat and projection of the toe of the stockpile thus reasonably reflects the base of the piles, and the thickness of cover measured during sampling was representative.

(3)

The measurement of the stockpile volumes, sampling, and analyses, was completed under the direction of the authors. In the authors’ opinion the determination of the volume, grade and contained pounds of uranium are valid for the purposes of the 2026 PEA and meet the criteria of Measured Mineral Resources.

Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM Definition Standards. However, reasonable prospects for future economic extraction were applied to the mineral resource estimates herein through consideration of grade and GT cutoffs as well as mineralization proximity to existing and proposed, conceptual mining.

Readers are cautioned that the 2026 PEA is preliminary in nature and includes a portion of the Inferred Mineral Resources as reported below. Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM Definition Standards, and as such there is no guarantee the project economics described herein will be achieved. Inferred Mineral Resources are too speculative, geologically, to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the outcomes estimated in the 2026 PEA will be realized. Mineral reserves are not estimated herein. Mineral resource estimates may be materially aﬀected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant risks, uncertainties and other factors, as more particularly described herein.

A Mineral Resource is defined as a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a mineral resource are known, estimated, or interpreted from specific geologic evidence and knowledge. Mineral resource estimates are classified as Measured, Indicated, or Inferred based on the level of understanding and definition of the mineral resource.

General Methodology

The GT contour method is the principal estimation method employed on all the properties discussed in the 2026 PEA. GT contouring has been used as a common practice for mineral reserve and mineral resource estimates for similar sandstone-hosted uranium projects. It is the opinion of the authors that the GT contour method, when properly constrained by geologic interpretation, provides an accurate estimation of contained pounds of uranium.

There are minor differences in the application of the GT contouring method between the resource estimate models in each district. These differences are dictated by legacy database infrastructure and specific modeling interpretations between projects, but the overall approach to the GT contouring and the fundamental calculation of resources using the GT contouring method for each project remains the same. Where methodologies diverge from GT contouring as with projected inferred areas at the Velvet-Wood Project or the Old Velvet mine remaining resources, those resources are discussed separately in the 2026 PEA.

When the GT contour method is applied, geologic interpretation of the mineralized host sands is used along with the intercepts that meet the minimum reported grade and thickness criteria to develop a geologic framework to estimate the mineral resources at each project area. Each intercept is evaluated based on its geophysical log expression and location relative to adjacent intercepts. Whenever possible, geophysical logs are used to correlate and project intercepts between drill holes. The mineralized envelope is created by using the top and bottom of each intercept that is within each discernable geologic horizon. Drilling on the Colorado Plateau has been dominated by vertical drilling with limited drift data collected historically. Total downhole drift is applied to all intercepts when that data is available, otherwise the drill hole is assumed to have been vertical with no drift adjustments applied and location error accounted for in radius of influence applied to the intercept during contour modeling.

A minimum reported grade of 0.02% eU3O8 was applied to screen the drill data. Uranium grades below 0.02% were not considered in the estimation of mineral resources herein. In some cases where the mineralized horizons are more discreet and continuous a higher minimum grade of 0.05% has been applied in modeling to allow for more certainty in economic prospects and hedge against mining dilution.

Because mineralization in the Colorado Plateau can often cross bedding and can have varying amounts of structural control, the 0.02%-0.05% intercept data set is then split into discrete mineralized horizons based on relative elevation and geologic units. Where continuous mineralization is geologically discernable across project or district scales, these horizons are denoted by alphabetical labeling in a descending order. The order corresponds with depth where A is the highest elevation horizon, B is stratigraphically below A, C below B and so on. These sub-sets of mineral intercepts meeting the 0.02% eU3O8 minimum grade are then composited within each horizon using a minimum grade thickness of 0.1 ft %eU3O8 GT to begin contour modeling. This minimum is to set the basis for the compositing and modeling extents, limiting the equivalent minimum mining height to no less than 5 ft at 0.02% and 2 ft at 0.05%.

Drill hole intercepts not individually meeting the 0.1 GT cutoff are composited only if they are within a maximum of 10 ft of intercept(s) at or over the 0.1 GT cutoff and their incorporation and dilution of the zone with interstitial material keep the average grade above the minimum reported grade for the project area. Intercepts not meeting these criteria in holes otherwise having mineralization were dropped from the sum GT and sum T composites. Drill holes with intercepts below cutoff and holes with no intercepts meeting the 0.1 GT cutoff were taken into consideration while modeling as trace holes, but not incorporated directly into the model points. Maximum GT limits in data were applied to models on a model-by-model basis to remove invalid and/or unreliable points from the modeling dataset.

Summed GT and thickness data sets for the summed mineralized intercepts of each zone are then contoured using standard ACAD Civil-3D algorithms creating a three-dimensional surface for GT and thickness in each zone. These surfaces were then bounded based upon the geological interpretation of each deposit. Verification of the contour models are performed by inspection against all the available data prior to calculating the resource estimate. From the contoured GT ranges, the contained pounds and tons of material containing uranium are calculated volumetrically. The generation of these contour model volumes was done for all projects in ACAD Civil-3D but in different versions using slightly different techniques based on project-to-project dataset, age and needs.

Following the modeling of the resource at the 0.1 GT cutoff, higher economic cutoffs are then applied, clipping out the model volumes which are non-economic due to average grade, thickness, pod size and/or distance to the main deposit body.

Key Assumptions and Criteria

Data cutoffs and modeling assumptions are critical components of any resource modeling method. Modeling parameters are dictated by several factors including density of drilling data, deposit characteristics and interpreted geologic model. All districts and property resources are contained within the Colorado Plateau. They are each stratigraphically controlled, sand-stone hosted uranium/vanadium deposits of the Colorado Plateau style, as discussed above. This deposit style has been modeled well in the authors’ experience by the GT contouring method and has yielded results which have proven accurate enough to guide mining operations for many decades.

The modeling assumptions and data cutoffs applied to each model are stated by district and resource property in Tables 14.0.4, 14.0.5 and 14.0.6, below.

Table 14.0.4 Lisbon Valley District – Key Assumptions/Parameters by GT Contour Model

Modeling Assumption Parameter	GT Contour Resource Model
	Velvet Mine	Wood Mine
Minimum reported grade (% eU3O8)	0.05	0.05
Minimum Nominal Thickness (ft)	4	4
Anisotropy	no	no
Maximum Radius of Influence (ft)	100	100
Radiometric Equilibrium Factor (DEF)	1	1
Bulk Tonnage Factor (cft/st)	14.5	14.5
Minimum Sum GT Resource Model Cutoff	0.5	0.5

Table 14.0.5 Slick Rock District– Key Assumptions/Parameters by GT Contour Model

Modeling Assumption Parameter	GT Contour Resource Model
	Slick Rock Claims	SR-13	SR-13A	SR-11
Minimum reported grade (% eU3O8)	0.02	0.02	0.02	0.02
Minimum Nominal Thickness (ft)	4	4	3	4
Anisotropy	no	no	no	no
Maximum Radius of Influence (ft)	400	400	100	100
Radiometric Equilibrium Factor (DEF)	1	1	1	1
Bulk Tonnage Factor (cft/st)	15	15	15	15
Minimum Sum GT Resource Model Cutoff	0.4	0.4	0.4	0.4

Table 14.0.6 Uravan District – Key Assumptions/Parameters by GT Contour Model

Modeling Assumption Parameter	GT Contour Resource Model
	JD-6	JD-7	JD-8	JD-9	SM-18
Minimum reported grade (% eU3O8)	0.05	0.05	0.05	0.05	0.02
Minimum Nominal Thickness (ft)	3	4	4	4	4
Anisotropy	yes	yes	yes	yes	no
Maximum Radius of Influence (ft)	100x200	100x200	100x200	100x200	100
Radiometric Equilibrium Factor (DEF)	1	1	1	1	1
Bulk Tonnage Factor (cft/st)	14.5	14.5	14.5	14.5	14.5
Minimum Sum GT Resource Model Cutoff	0.5	0.5	0.5	0.5	0.4

Minimum grade and thickness criteria are used to define mineralized intercepts for resource modeling purposes. These are applied to each individual mineralized intercepts, and then to the sum GT of intercept composites, prior to modeling. Data not meeting these minimum requirements are removed from the modeling data set and have no influence on the contour model other than establishing its boundaries.

As discussed previously, a minimum thickness dictated by mining approach is typically applied at the data preparation level via the use of a minimum reporting grade and grade x thickness limit (GT). Maximum radius of influence is determined by the drilling density, the continuity of the deposit, and the resource classification level. The closer drilling spacing of the Velvet and Wood data allows for a smaller maximum radius of influence and a more certain resource classification (i.e. Indicated and Measured). Meanwhile, projects with larger drill spacing like that at most of the Slick Rock claims result in a decreased certainty and a lower resource classification in the Inferred category.

The bulk tonnage factors and DEF discussed above in “Data Verification” and in Section 12 of the 2026 PEA were used in the calculation of the resource quantities from the sum GT and sum thickness contour model volumes.

The minimum sum GT contour resource model cutoff is the primary cutoff criteria applied to the contour model volume as the initial screening of those portions of the model quantities not meeting the criteria for reasonable economic extraction. In addition, isolated mineralized areas not meeting a minimum of 10,000 lbs of eU3O8 resource were dropped from the resource totals as not meeting a minimum expectation of reasonable economic extraction.

Reasonable Prospects for Economic Extraction and Cutoff Criteria

Based on conceptual mine limits as discussed below in “Mining Methods” and in Section 16 of the 2026 PEA and the average grade, thickness and GT criterion applied to the estimate, it is the authors’ opinion that the mineral resources estimated for the project which include the Velvet-Wood Project, Slick Rock and Paradox Complexes, SR-11 and SM-18 Projects can be reasonably and economically recoverable through underground mining methods including haulage from the mine sites to the Shootaring Canyon Mill for conventional mineral processing and product recovery. Multiple mines will be needed to be operated simultaneously over most of the life of the mill in order to meet the mill tonnage capacity and/or an alternate feed source would be needed.

The project economics as defined in the 2026 PEA and presented below in “Capital and Operating Costs” and “Economic Analysis”, as well as in Section 21 and 22 of the 2026 PEA has a positive NPV and a reasonable internal rate of return based on commodity prices of $100 per pound for uranium oxide and $9 per pound for vanadium pentoxide as discussed in Section 19 of the 2026 PEA.

The minimum GT cutoff criteria defines the lowest volume and quality (thickness and grade) of mineralized material which would break even with respect to marginal operating costs. In practice, the mine would operate at a higher or primary cutoff until the capital for the mine and mill was recovered. Where it is necessary to excavate mineralized material below this primary cutoff and above the minimum cutoff, this material could be stockpiled and the cost of excavation and handling this material would be borne by the primary mined material. Similarly, material below the primary cutoff may be left accessible in the mine. Thus, this marginal mineralized material could later be recovered if it meets haulage and milling costs. Note if the marginal mineralized material were treated as mine waste, the same general cost to excavate and handle this would be incurred with no possible future benefit.

Table 14.0.7 uses the capital and operating costs estimated for the Slick Rock mine as an example to demonstrate that the marginal mineralized material meets marginal forward costs and thus has reasonable prospects of future economic extraction. The 0.4 GT cutoff for Slick Rock was the lowest GT cutoff applied in the 2026 PEA.

Table 14.0.7 GT Cutoff Calculation

Slick Rock
OPEX	Marginal Forward Cost $/ton	Fully Loaded Costs $/ton
Mining	$156.00	$156.00
Haulage	$30.77	$30.77
Mineral Processing	$50.42	$50.42
Reclamation Mine		$3.35
Taxes and Royalties	$19.07	$19.07

Total OPEX	$256.26	$259.61

CAPEX
Individual mines		$10.05
$20,350 m USD
Mill $80,800 m USD		$39.53
2,024 m tons total*

Total CAPEX	$—	$49.58

Total Cost per Ton	$256.26	$309.19

Value at minimum GT	289.2
Value at average mined grade		607.32
Difference - Value less Cost	$32.94	$298.13
Notes:	Grade at .4GT cutoff	Average Grade
4 ft minimum thickness	0.10 % U3O8	0.21 % U3O8
$100 Uranium, 96% recovery
$9 Vanadium, 90% recovery
Minimum GT 0.4 = Grade 0.10 % U3 O8, V:U ratio 6

The cutoff calculation demonstrates that material at the minimum GT can be recovered at a slight profit excluding the CAPEX burden which is borne by the primary mined material.

Mining Methods

Mining Basis

The 2026 PEA is based on a random room and pillar mining method as was previously employed for underground uranium mining throughout the Colorado Plateau. The Velvet mine, the Old Wood mine to the northwest of the Wood resource, the Burro and Ellison mines which are contiguous with the main Slick Rock Complex area, and the DOE Leases (JD-6, JD-7, JD-8, JD-9, SM-18, SR-11, SR-13, and SR-13A) were all operated using a random room and pillar and retreat mining method. The room and pillar mining method is a proven method in both districts and is considered the best mining method by the authors for the projects. The characteristics of the mineral deposits are compatible with this method in that their mineralization is generally tabular with some moderate rolls, low to moderate dip, and good rock strength with respect to both roof and floor. The randomness of the room and pillar extraction is due to the variations in uranium grade and thickness encountered. Typically, mining will follow mineralization through underground long-hole drilling in advance of mining, face sampling, and geologic mapping concurrent with mining. Pillars are left where the mineralization is weaker in terms of concentration and/or thickness; however, in some cases temporary roof support will be necessary. The nature of mineralization lends itself to a high extraction rate but requires selective mining. Portions of the JD-7 lease were also developed as an open pit mine. While both underground and open pit extraction is being considered for the JD-7 lease, the 2026 PEA incorporated underground mining methods and costs.

The conceptual mine layouts for Velvet and Wood are shown on Figures 16.1.1 and 16.1.2 of the 2026 PEA, the conceptual mine layouts for Slick Rock Complex are shown on Figure 16.1.3 of the 2026 PEA, and the typical layout of DOE Leases on Figures 16.1.4 and 16.1.5 of the 2026 PEA. The portions of the mineral resources included within the conceptual mine design and used in the 2026 PEA are summarized on Table 16.1.1 below which follows.

Table 16.1.1 Mineral Resources Included in PEA

	Portion of Mineral Resource included in PEA
	Velvet	Wood	Slick Rock*	Uravan	Stockpiles	Total
Tons	429,000	251,000	2,199,000	1,175,000	126,000	4,054,000
Pounds eU3O8	2,714,000	1,924,000	9,533,000	5,285,000	370,000	19,826,000
Grade%eU3O8	0.316	0.383	0.217	0.225	0.147	0.245
Pounds V2O5	3,800,000	2,693,000	58,964,000	25,512,000	nil	90,159,000
Grade%V2O5	0.443	0.537	1.312	1.132		1.11
Percent of Estimated Mineral Resource	93%	99%	88%	97%	100%	94%
Percent Inferred Uranium	19%	0%	92%	14%	0%	53%
Percent Inferred Vanadium	100%	100%	100%	100%	0%	100%

*	Includes DOE Lease SR-11

At a minimum, a Preliminary Feasibility Study (PFS) is required to demonstrate the economic viability of the Measured and Indicated Mineral Resources and qualify an initial estimate of mineral reserves.

While not all areas with estimated mineral resources within the projects were included in the 2026 PEA, the areas not included may or may not have reasonable prospects for eventual economic extraction. The resource areas included in the 2026 PEA are those that are more accessible and/or have better overall economics. However, criteria for reasonable prospects for future economic extraction were applied to all mineral resource areas herein through consideration of grade and GT cutoffs and by screening out areas of isolated mineralization which would not support the cost of conventional mining under current and reasonably foreseeable conditions.

Mining Methods

Mining methods will be very similar for each mine. Mining will be accomplished via random room and pillar mining methods using jacklegs or single boom jumbo drills for face blast holes drilling and 2 to 3 cubic yard Load Haul Dump mining equipment (LHD) used to help maintain clean mucking of mineralized material and of waste. Each mine will have an exploration drill and crew to delineate mineralization ahead of mining. Because of the variable grades, numerous headings are needed to maintain a consistent grade to the mineralized material stockpiles and to achieve the desired tonnage. A minimum mine height of 7 feet is planned. Where mineralization if less than the mine height split shooting will be employed to minimize mining dilution.

Velvet Mine

There is an existing 12’ x 9’ decline from the surface, 3,500’ in length at the Velvet mine. The 2026 PEA is based on re-entry and stabilization of this decline to access the Old Velvet mineralization. Extending from this decline will be an additional 12’ x 9’ decline, 3,300’ in length, that will branch off to access the New Velvet mineralization. Main entries, secondary entries, and development drifts (8’ x 10’) will be driven for the development and access to the New Velvet mineralization. Main entries, once within the mineralized horizon, will follow the edge of the mineral deposit leaving one rib in waste rock and the other within mineralized material. This will provide some mineralized material and minimize waste while driving the mains and will provide some support along the main entries upon retreat mine. Secondary entries will be driven off the mains on 100’ centers and extended to the edge of mineralization using long-hole drilling and probes to map the mineralized material as development proceeds. Once the development drifts are finished, full face retreat mining will start working at the back and retreat toward the main entries. Selective mining will be conducted in these areas separating mineralized material from waste.

Wood Mine

Several options were considered to access the Wood mine as summarized on Table 16.2.1 of the 2026 PEA. The current permit includes the decline from the New Velvet workings to the Wood mine. As part of the preparation of the 2026 PEA, alternatives to this approach were evaluated. As a result, based on cost and timing considerations, the preferred alternative is to access Wood mine via a shaft independent of the Velvet mine. This approach will require an amendment of the mine permit; however, the current mine permit did allow for the location of mine vents and a mine dewatering system. The change to the current plan would include converting one vent to a production shaft, the design and permitting of surface facilities and stockpiles, and additional site access. These additions are contained within the current mine permit boundary. Any option for a new decline would require property acquisition and would fall outside the current permit boundary.

In the event that mineralization extends either from the Wood or Velvet mines, the mineralization will be defined by underground drilling and the mines extended to exploit any extensions of economic mineralization.

Slick Rock Mine

The Slick Rock mine will use 12-foot diameter main shafts and hoists to access and haul out of the mine workings. There are two proposed shaft and hoist locations. The first main shaft would be located in the east, accessing the resource centered in the A zone. The second main shaft would access the central portion of the B zone. Existing portals and declines from the Burro and Ellison mines will provide access to the north-northwest portion of the B zone and would be connected to the B zone shaft. A total of five 48-inch vent raises would provide for primary ventilation, with one in the eastern A zone and two per B zone developments.

Initial dewatering will use the existing vents from the Burro mine. Dewatering wells will be established near the A and B shafts prior to sinking the shafts. Depending on dewatering rates the shafts could also be used for dewatering.

Shafts will be driven at both zone A and B as depicted on Figure 16.1.3 of the 2026 PEA. The first hoist would be installed in the easternmost area of the deposit in the A zone while the driving of the central B zone shaft concludes. After the first hoist is set, construction of the second hoist in the central area would begin. At the same time, existing declines from the Burro and Ellison mines will be rehabilitated and extended. This will allow access to mineralization on the SR-13 leases and the western side of Area B. The declines will merge and ultimately connect to the shaft allowing for multiple access points and ventilation.

See Figure 16.1.3 of the 2026 PEA for the conceptual mine layout of Slick Rock mine.

DOE Leases

DOE Leases currently include JD-8 and the adjacent JD-6 and JD-9 on leases Monogram Mesa in Montrose County, the adjacent JD-7 lease which was partially developed as an open pit mine, the SM-18 lease in the Uravan District in Montrose County and the SR-11 lease in the Slick Rock District.

Mineralization at JD-8, JD-6, JD-9, SM-18, and SR-13 leases are above the water table, so no dewatering or water treatment is required. Mineralization can generally be accessed via existing mine portals and decline. JD-7 mineralization may be accessible via open pit and/or underground mining methods. Design alternatives are being evaluated on a technical and cost/benefit basis for JD-7. For the purposes of the 2026 PEA, underground methods were assumed as they generally result in a higher per ton mining cost and are thus conservative.

Pre-Production Mine Development

Before the production of the Velvet mine begins, several aspects of the mine must first be running. The mine is currently flooded and will require dewatering. Dewatering is anticipated to take 3 to 6 months at a rate of approximately 250 gpm. The Velvet portal has been reopened and rehabilitation is in progress. As dewatering lowers the water level in the main decline, rehabilitation of the main Old Velvet access will begin. In months three and four, access to and stabilization of the existing Vent A will take place. In month five, a second crew will develop access to the west side for further production of Old Velvet, and in months five through ten the first crew will develop a new decline down to the New Velvet. Once these development activities have been completed, production can begin on the New and Old Velvet mines.

Pre-production mine development for the Wood mine includes driving the main shaft, installation of hoists, dewatering, development work, and up-reaming the mine vent. Additional permitting for the shaft, vents, and the dewatering treatment and discharge facilities will be required.

Slick Rock pre-production mine development will include driving two main shafts, installation of hoists, and possible dewatering of the mineralized zone. After the first hoist is installed, construction of the second shaft and hoist will coincide with the production of the first resource area.

With the exception of the JD-7 lease, pre-production consists of rehabilitating the portal, extending the decline to the mineralized zone, establishing ventilation, refurbishing or replacing surface facilities and infrastructure, establishing mine stockpile and waste areas, and improving existing access roads.

Mine Equipment

Table 16.4.1 of the 2026 PEA provides a typical equipment list for a conventional room and pillar mine applicable to the Velvet-Wood and Slick Rock mine complexes.

Operating Parameters

The random room and pillar mining method will utilize jacklegs and/or single boom jumbo drilling, 2-3 cubic yard LHD face mucking, and 7-10 ton truck haulage with the associated support equipment. Each mining crew will have 3 personnel working on a 10-hour shift. It is estimated that each mining crew will be capable of drilling, blasting, loading, and hauling 60 tons of material per shift. Multiple working faces will be established to accommodate the cycles of mining activities and multiple crews working in tandem. Equipment can be shared between the crews, and 2 to 3 primary ming crews will be working simultaneously supported surface staff and laborers. The mines will operate two shifts for up to 330 days per year. Thus, 2 crews per shift, 2 shifts per day will be capable of producing 240 tons per day (TPD) or some 79,200 tons per year (TPY). This total tonnage is a combination of ore and waste. Ore production is dependent on the waste ratio, which is typically 1:1 or less depending on the thickness of mineralization.

Table 16.4.2 of the 2026 PEA summarizes the estimated mine productivity.

Mine Production Schedule

The mine production schedule is based on two primary mining crews for each mine complex, for a total of four mining crews per mine. The production schedule is based on the existing tonnage capacity at the mill of 750 TPD or a maximum of 250,000 TPY. The current plan is to increase that capacity 30% to 1,000 TPY as the mines reach full capacity in year 3. The expansion has been provided for in the license amendment. Additional capital including the addition of 2 leach and 2 CCD tanks with appurtenances is planned for year 3. These additions can be made without modifying or expanding the leach or CCD areas of the mill.

The mine production schedule shown on Table 16.5.1 of the 2026 PEA shows the existing stockpiles as the initial mill feed. The intent is to use the stockpiled material for the startup of the uranium circuit. There is some vanadium in the stockpiled material, but it may not be recovered and is not included in the plan, as construction of the vanadium circuit will follow the uranium circuit. The mill stockpiles are within the mill license area and require no further permitting. The Patty Ann stockpiles are located in the Lisbon Valley and would require permitting. However, removal of the Patty Ann stockpiles would not result in significant new disturbance, and their removal would also have the benefit of cleaning up and reclaiming the site.

Production from mining will begin with contemporaneous operation of the Velvet and Wood mines. The Velvet-Wood mine complex has been permitted with the State of Utah and the BLM. Anfield has re-opened the Velvet mine portal. The current permit included a decline between the Velvet and Wood mines to access the Wood mine. The plan herein is to construct a shaft at the Wood mine to provide earlier access to mineralization. This will require a permit amendment as previously discussed. The decline connection may ultimately be established between the Velvet and Wood if additional mineralization is discovered by underground drilling extending between them. Following the establishment of mine production from Velvet and Wood, mine shafts will be constructed at Slick Rock A and B with additional access to Slick Rock B via the existing Burro and/or Ellison declines.

Mine production is planned from Wood for years 1-4, Velvet for years 1-7, and Slick Rock for years 1-14. Beginning in year 5 additional mines are planned for the DOE Leases located at the Paradox, Uravan, and Slick Rock mine complexes. The combination of the DOE Leases are planned to provide a portion of the mill feed for years 5-14.

Risks Related to the Mine Production Schedule

Scheduling risks related to the initial mill feed from the existing stockpiles and the Velvet and Wood mines is considered low by the authors. The mine permit is in place for the Velvet and Wood mines. Existing stockpiles are available as previously discussed.

There is a risk that the planned schedule for the Slick Rock mines could be delayed for technical reasons or by delays in permitting. While this risk exists, the impact of a one-year delay in the current plan would reduce the estimated NPV by $36 million USD pre-tax, if the planned production was not offset by other captive mines or toll milling arrangements.

There is a risk that the DOE Leases may not be renewed in 2030 and/or the royalty burden on the leases may not be reduced as discussed below in “Capital and Operating Costs” and in Section 21of the 2026 PEA. Under the worst case this could reduce the NPV by $209 million USD pre-tax. However, production from the DOE Leases is not currently planned until 2032, allowing sufficient time for Anfield to offset this loss from other captive mines or toll milling arrangements.

Mine Labor

Qualified mine labor is available in the region. Table 16.6.1 of the 2026 PEA summarizes the personnel requirements by classification needed to meet the production estimates as summarized in Table 16.5.1 of the 2026 PEA.

Mine Support and Utilities

Mine facilities located on the surface would include a mine office, warehouse, and workshop, change room and dry facility, a lined storage area for mined products, storage for explosives, and various appurtenances. Utilities would include electrical power, a water supply, and a wastewater disposal system. Water would be supplied via treated mine wastewater and stored in a stock tank. Potable water will be trucked in as needed.

Mine Ventilation

A specific ventilation plan will be developed for each mine including the main fan and raise locations that should, with appropriate controls, enable the mine to meet applicable Mine Safety Health and Administration (MSHA) ventilation requirements. The primary contaminants of concern for the ventilation system include radon, diesel particulate matter (DPM), diesel exhaust gases (CO, CO2, NOx, and SOx), blasting fumes, and silica dust. Once the mine is operational, a sampling program should be instituted to identify and quantify the airway contaminants.

The 2026 PEA includes capital and operating cost allowances for mine ventilation reflecting typical expected conditions and requirements.

Transportation

The 2026 PEA includes capital and operating cost allowances for the transportation of mined product to the Shootaring Canyon Mill from the mines located in Utah and Colorado which are 180 miles or more distant from the Shootaring Canyon Mill. For the purposes of the 2026 PEA, Anfield plans to own and operate the transportation system. Contracting the transportation could also be considered. In the 2026 PEA, transportation costs are considered a direct operating expense.

Trucking laws vary from state to state. In this case, Colorado will allow a maximum gross vehicle weight of 80,000 pounds. By contrast, if appropriately permitted, Utah will allow a maximum gross weight of 129,000 pounds. When the weight of the equipment is considered, this results in the company being able to haul approximately 25 tons of ore in Colorado and up to 38 tons of ore in Utah on each truckload. This is accomplished by different equipment, with different capital and operating costs.

At full operating capacity, the Shootaring Canyon Mill is expected to process 1,000 tons of ore per day. This means that the Shootaring Canyon Mill will require as few as 27 and as many as 40 truckloads per day to operate at full capacity. Given the distances between the Shootaring Canyon Mill and the mines, each truck will only be able to deliver one load per day to the Shootaring Canyon Mill. To maximize efficiency and to minimize capital expenditure, the trucks will operate 7 days per week. The monthly equipment costs have been reduced to per day costs for purposes of the 2026 PEA.

All loads will be considered by relevant authorities to be hazardous material. As such, all trucks and trailers must be appropriately placarded. Each driver will be required to have a hazmat endorsement on his or her commercial driver’s license. The Company’s operating authority, issued by the Department of Transportation (DOT), must allow for the transport of hazardous materials, and the Company will need to have appropriate insurance coverage.

The costs set forth assume new equipment to ensure that each piece meets the required specifications. At full capacity, the operation will require 30-50 truck/trailer combinations.

The following cost analysis considers haul from Colorado under Colorado regulations and weight limits, haul from Utah under Utah regulations and weight limits, and a combined approach wherein the mine product is transported to a Utah site and then the material reloaded onto a higher capacity Utah truck for transport to the Shootaring Canyon Mill.

Assumptions

Colorado will only allow a maximum weight of 80,000 pounds. Standard tractors that would be capable of hauling any semi-truck load will be utilized. The trucks will be day cabs with 3 total axles (2 drive axles and one steer axle). This would allow a payload of 25 tons per truck. Utah will allow a maximum gross weight of 129,000 pounds. The increased capacity would include one additional load bearing axle. This would allow a payload of 38 tons per truck.

Estimated costs include:

•	Equipment purchase.

•	Insurance.

•	Labor including Hazmat qualified driver.

•	Fuel and lubricants.

•	Tires and wear parts.

•	Maintenance.

One way haulage distance:

•	Velvet and Wood mines, 177 miles.

•	DOE Leases Uravan and Paradox mines, 238 miles.

•	Slick Rock mines, 200 miles.

Cost Per Summaries:

•	Velvet/Wood

•	Trip cost per mile, Utah loads, $1.06/mile or total trip cost $375.24.

•	Fixed costs for Utah trucks are $630.34 per day.

•	Total cost of each Utah trip is $1,005.58.

•	At 37 tons per load, the cost is $27.18 per ton.

•	DOE Leases or Slick Rock mines

•	Worst case is 238 miles from the JD-8 mine.

•	Trip cost per mile, Colorado loads, $0.72 or total trip cost $342.72.

•	Fixed costs for Colorado trucks are $567.77 per day.

•	Total cost of each Colorado trip is $910.49.

•	At 25 tons per load, the cost is $36.42 per ton.

•	Combine Colorado/Utah

•	In this scenario material would be transported 70 miles from the Colorado mines to the Velvet mine using Colorado legal tractor/trailer combinations.

•	The detour to the Velvet mine would add approximately 10 miles each way to the total trip making the round trip 496 miles.

•	140 miles are attributable to Colorado trucks, and 356 attributable to Utah trucks.

•	This means that 39% of the load is hauled at the Colorado rate per ton and 61% at the Utah rate per ton.

•	Proportioned rate per ton for combined loads is $30.77.

Administrative, maintenance, and facilities staff will be required to supervise and organize such things as dispatch, maintenance, purchasing, HR and DOT compliance. It is estimated that 4-5 office staff members will be required, and 2-3 full-time mechanics.

Recovery Methods

Summary

The Shootaring Canyon Mill is an existing facility which was constructed circa 1980-1981 and operated sporadically until 1982. As discussed below in “Environmental Studies, Permitting, and Social or Community Impact” and in Section 20 of the 2026 PEA, the Shootaring Canyon Mill has the Radioactive Materials License which has been amended. Although the Shootaring Canyon Mill has been on a care and maintenance program, various components have been salvaged and sold, including the CCD thickeners and pumps and related equipment. In addition, some of the equipment units, such as the diesel generators, are outdated and are not useable. Nonetheless, the main process building and ancillary structures were well-designed and are generally in very good condition.

Capital and operating/maintenance cost estimates for mineral processing at the Shootaring Canyon Mill reflect a few changes to the original conventional grinding and agitated leaching circuit, followed by yellowcake precipitation, drying, and drum filling. The original wood-stave leach tanks will be replaced with steel tanks lined with an acid- and abrasion-resistant elastomer. Most equipment, e.g., leach tank agitators and most pumps, will be fitted with variable-frequency adjustable-speed drives to accommodate ranges of flowrates and solids loadings in slurries. New CCD thickeners will be installed and studies are underway to assess the optimum type and number of CCD thickeners. Furthermore, a vanadium processing and refining facility will be constructed. Vanadium recovery begins with leaching at a higher free acid concentration (pH 0.5 to 0.8 versus 1.5 to 2.0) to ensure satisfactory extraction of vanadium. Vanadium recovery from uranium solvent extraction raffinate requires a new building near the existing process building. The new CCD circuit will also be outside and near the main process building.

The Shootaring Canyon Mill was among the last 2 or 3 conventional mills built before the collapse of the uranium industry. Its design benefited from two decades of revolutionary changes, such as solvent extraction, and many evolutionary improvements based on an accumulation of industry-wide experience in operation and maintenance of dozens of mills.

Figure 17.2.1 of the 2026 PEA depicts the original flowsheet and describes, with a few exceptions, the future uranium processing flowsheet.

Vanadium Recovery Circuit

A facility for the recovery of vanadium is included in the mineral processing CAPEX and OPEX estimates in the 2026 PEA. The depleted aqueous solution from uranium solvent extraction, the uranium raffinate, will serve as the feed for vanadium production. The vanadium concentration and refining process will use essentially the same unit operations as the uranium plant up to the point of precipitation, so only a brief description will be given below. Schematics of the vanadium process are presented in Figure 17.2.1 of the 2026 PEA.

A simplified block flow diagram is presented as Figures 17.3.1a and 17.3.1b of the 2026 PEA. Some elements of the flowsheet may change during detailed engineering when equipment alternatives will be considered in the interests of increased metallurgical efficiency, improved health and safety for personnel, and reduced operating costs.

Estimated Personnel Requirements for Uranium and Vanadium Production

Construction of the vanadium facility will begin after start-up of the uranium section. Although uranium and vanadium production will eventually be concurrent, it is convenient to divide the personnel requirements as follows, see Table 17.4.1 of the 2026 PEA. Note that the uranium section will immediately require a number of management and administrative staff who will take on extra responsibilities after the onset of vanadium production. The entire operation will run 24 hours daily and 7 days weekly, but actual numbers of hourly personnel may change, depending on future decisions, such as 8-hour versus 12-hour shifts. There may be a single weekly dayshift shutdown for planned maintenance.

Project Infrastructure

Velvet-Wood Project

Existing Infrastructure

The existing infrastructure is shown in Figure 18.1.1 of the 2026 PEA.

Power and Utilities

Electrical power will be provided at least initially by onsite generators. Velvet was served by line power in the past but the powerline was removed. Line power is not currently available at Wood.

Water

Non-potable water is available from wells at the Velvet mine. For Wood, detailed investigation of potential water sources has not been completed. As mineral processing will be accomplished offsite, the only water demand will be for industrial and potable use at the mine site and as such the demand is modest. The preferred alternative for process water is to utilize water developed from the dewatering of the mine, estimated for cost purposes at 200 gpm, which in turn would reduce costs related to water treatment and discharge. This water may not be suitable as a potable water source for the office and dry facility. Potable water sources could be developed from local ground or surface water sources and/or hauled into the site.

Surface Facilities

Temporary surface facilities have been erected at the Velvet mine. No surface facilities are present at the Wood mine. For operations mine support facilities will consist of an office, mine shop and warehouse, and a dry facility.

Slick Rock Complex

Existing Infrastructure

The existing infrastructure is shown in Figure 18.2.1 of the 2026 PEA.

Power and Utilities

For the Slick Rock Complex area, gas pipelines crossing the project area are shown on the USGS base map. Electrical powerlines follow the major access roads, Figure 18.2.1 of the 2026 PEA. Slick Rock Complex is an unincorporated locality. Residents have utility and phone service. Utility service was also once provided to the Burro and other mines in the area.

Water

For the Slick Rock Complex, detailed investigation of potential water sources has not been completed. As mineral processing will be accomplished offsite, the only water demand will be for industrial and potable use at the mine site, and as such the demand is modest. The preferred alternative for process water is to utilize water developed from the dewatering of the mine, estimated for cost purposes at 200 gpm, which in turn would reduce costs related to water treatment and discharge. This water may not be suitable as a potable water source for the office and dry facility. Potable water sources could be developed from local ground or surface water sources and/or hauled into the site.

Surface Facilities

For the Slick Rock Complex no current facilities currently exist. For operations, mine support facilities will consist of an office, mine shop and warehouse, and a dry facility.

SR-11 Project

Existing Infrastructure

Currently SR-11 has access roads, a septic system and a water tank on site. See Figure 18.2.2 of the 2026 PEA.

Power and Utilities

No line power is available at the SR-11 Project. Power was previously supplied by diesel generators.

Water

For the SR-11 Project, detailed investigation of potential water sources has not been completed. As mineral processing will be accomplished offsite the only water demand will be for industrial and potable use at the mine site and as such the demand is modest.

Surface Facilities

For the SR-11 Project, no surface facilities currently exist. For development mine support facilities will consist of an office, mine shop and warehouse, and a dry facility. Utilities would include a water supply, and a wastewater disposal system. A septic system would be permitted and constructed for wastewater if the old one is no longer serviceable. A septic system and a water treatment structure. Refer to Figure 18.3.1 of the 2026 PEA for JD-8 infrastructure.

Paradox Complex

Existing Infrastructure

All of the DOE Leases in the Paradox Complex have existing infrastructure remaining from when they were active mines. They all have access roads. JD-6 has only access roads. JD-7 has two shop buildings, a compressor house, a water tank and a water treatment building. There is a compressor house, a pipe shed and a trailer at JD-8. JD-9 has a shop, a septic system and a water treatment structure. Refer to Figure 18.3.1 of the 2026 PEA for JD-8 infrastructure.

Power and Utilities

Line power is available at the Paradox Complex sites from San Miguel Power.

Water

For the Paradox Complex, detailed investigation of potential water sources has not been completed. As mineral processing will be accomplished offsite, the only water demand will be for industrial and potable use at the mine site and as such the demand is modest.

Surface Facilities

For the Paradox Complex mine support facilities vary by site but will generally consist of an office, mine shop and warehouse, and a dry facility. Utilities would include electrical power (existing at sites), a water supply, and a wastewater disposal system. Septic systems would be permitted and constructed for wastewater.

SM-18 Project

Existing Infrastructure

Currently there is a supply trailer, a water tank, and access roads on site. See Figure 18.3.2 of the 2026 PEA.

Power and Utilities

Electrical powerlines follow Highway 141 and there is a transformer on site.

Water

For the SM-18 Project, detailed investigation of potential water sources has not been completed. As mineral processing will be accomplished offsite the only water demand will be for industrial and potable use at the mine site and as such the demand is modest.

Surface Facilities

For the SM-18 Project, mine support facilities will consist of an office, mine shop, and warehouse, and a dry facility. Utilities would include electrical power (existing at site), a water supply, and a wastewater disposal system. A septic system would be permitted and constructed for wastewater.

Shootaring Canyon Mill

Existing Infrastructure

The existing Shootaring Canyon Mill facilities include the main mill building, shop and warehouse, office and security buildings, a non-potable water system for processing and fire suppression, a septic system, and the entire facility is fenced. The existing facilities are shown on Figure 17.3.2 of the 2026 PEA.

Environmental Studies, Permitting, and Social or Community Impact

A range of permits and licenses would be needed for the mining and various mineral processing options considered in the 2026 PEA. Similarly, a variety of additional environmental studies would be required. Agencies with jurisdiction include:

•	Utah Department of Environmental Quality (UDEQ) Division of Radiation Control (DRC), source material licensing.

•	UDEQ Divisions of Air Quality (DAQ), Water Quality (WQD), mill and mines.

•	Utah Department of Natural Resources (UDNR) Division of Oil Gas and Mining (DOGM), Velvet-Wood mine and drilling permits.

•	Utah State Engineers Office (SEO) water rights.

•	SEO and UDNR tailings dam permit and monitor well permits.

•	BLM Plan of Operations and Notice of Intent, mining and drilling.

•	DRMS, Colorado mine and drilling permits.

•	Local county permits depending on project specifics.

Regulatory Status

Major actions in progress or needed (see Table 20.1.1 and Table 20.1.2 of the 2026 PEA) include:

•	Reactivation of the Shootaring Canyon Mill

•	The Shootaring Canyon Mill and its existing Radioactive Materials License is being maintained along with all additional permits and licenses and required environmental monitoring programs.

•	The Shootaring Canyon Mill has the existing Radioactive Materials License. The Radioactive Materials License was originally issued by the USNRC. When Utah became an agreement state they assumed regulatory jurisdiction over the Radioactive Materials License through the DWMRC. Anfield submitted a license renewal application to convert the existing Radioactive Materials License from care-and-maintenance to operational status on April 5, 2024. Anfield has been conducting bi-monthly meetings with DWMRC during the license renewal process. DWMRC completed their initial review of the license amendment and provided their RAIs. Anfield completed response to all RAIs in April 2026 and they are under review by DWMRC. As additional questions arise they are discussed at the bi-monthly meetings. It is anticipated that the licensing process including a public comment period will be completed by Q4 2026.

•	Velvet-Wood Project

•

The Velvet-Wood Project mines have been permitted through the state of Utah and BLM. The mine portal at Velvet has been opened and work is progressing to rehabilitate the decline. The new permit in Number M0370040 and the current bond is $539,000.00 USD.

•	Amendment of the permit for the addition of a production shaft at Wood will be required.

•	Permits are in place for ground water treatment and discharge subject to final pre-construction approval of the treatment facility.

•	The current site construction is authorized as temporary construction by DAQ. The air quality permit for mine operations by DAQ is in progress.

•	Slick Rock District

•	A new Large Mine Permit and Plan of Operations is required issued by DRMS and BLM, respectively.

•	The mine permit requires inclusion of all other State and local permits.

•	Uravan District, Uravan and Paradox Mine Complexes

•	A new Large Mine Permit and Plan of Operations is required to be issued by DRMS and BLM, respectively.

•	The mine permit has been submitted for the JD-8 mine and has been accepted as complete. Review and public comment are currently ongoing.

•	Permits common to all operations.

•	Air quality permits.

•	Water quality permits, storm water discharge (construction and operations).

•	Monitor well permits.

•	Water rights for consumptive use.

•	Federal Mine Safety for mines and mills are regulated under the Mine Safety and Health Administration (MSHA).

Current Status

The Shootaring Canyon Mill is located on private land. The Shootaring Canyon Mill is an existing facility which was constructed in 1980 and operated sporadically until 1982. The Radioactive Materials License has been maintained but will require a major amendment for operations. The tailings dam is in place, however individual lined tailings disposal cells would need to be permitted and constructed within the overall containment facility. The Shootaring Canyon Mill has the Radioactive Materials License (RML; UT0900480) that is administrated by the UDEQ-DWMRC. The Shootaring Canyon Mill is currently in the license renewal process as forementioned.

The Velvet-Wood Project mines are located on BLM and State of Utah lands. The Velvet mine has been permitted and the portal and existing decline re-opened. The mine has an active MSHA number and work is underway to rehabilitate the mine.

The Slick Rock mine has an active drilling permit or NOI from DRMS and BLM. Verification drilling was completed in 2024. Background ground water wells were completed in 2025. NEPA studies were completed for the NOI but will require updating for mine permitting.

Anfield holds 21 active DOE mine leases as described above. Eight of these leases are included in the 2026 PEA. Each of these leases have mine reclamation permits which require overprinting with new mine permits for operations. The JD-8 mine in the Paradox Complex was selected as the first of the leases to permit. As forementioned, the JD-8 permit is complete and awaiting final comments and approval. The JD-8 mine also has an active MSHA mine number. Within the Paradox Complex, an NOI is active for the JD-7 mine and delineation drilling was completed at the JD-7 in 2025.

Social and Community impact

The Shootaring Canyon Mill is isolated in the far eastern portion of Garfield County, Utah. There would be essentially no viewshed impacts to the community from the different processing options, and the net socioeconomic impacts would be positive through increased employment and tax revenue with minimal long-term adverse impact on local civil infrastructure, housing, and services. Despite expected local support there is a risk of opposition from various Non-Government Organizations (NGOs).

The Velvet-Wood, Slick Rock, Uravan and Paradox mines are brownfield sites within the Colorado Plateau, which has a long history of uranium and vanadium mining. The surrounding communities have a long history of working with and for the region’s mining and mineral resource industry, and their support for the projects has been strong. Despite expected local support, opposition from various NGOs should be anticipated for the Slick Rock mines.

No potential social or community related requirements, negotiations, and/or agreements are known to the authors with respect to local communities and/or agencies. No outstanding environmental liabilities other than the bonded reclamation obligations on the DOE Leases previously discussed are known to the authors.

According to the Fraser Institute Annual Survey of Mining Companies, 2025, Utah ranks twelfth of sixty-eight ranked jurisdictions with respect to the policy perception index. Within the US, Utah ranks behind Nevada in the policy perception index. Colorado is ranked twenty sixth. The Policy Perception Index provides a comprehensive assessment of the attractiveness of mining policies in a jurisdiction, and can serve as a report card to governments on how attractive their policies are from the point of view of an exploration manager.

Capital and Operating Costs

Project cost estimates are based on conventional random room and pillar underground mine operations. Mined material would be hauled by truck to the Shootaring Canyon Mill. The Shootaring Canyon Mill would be fully refurbished and would process mined material for both uranium and vanadium recovery.

All costs are estimated in constant 2026 US Dollars. Operating (OPEX) and Capital (CAPEX) costs reflect estimated operating costs going forward including all pre-production costs, permitting costs, mine costs, and reclamation and closure costs for of the mine and mineral processing facility. CAPEX does not include sunk costs or acquisition costs.

Anfield has re-opened the Velvet mine and operates a surface aggregate quarry near the Velvet mine in Lisbon Valley. Anfield has current CAPEX and OPEX costs for various equipment, surface facilities and infrastructure, has refurbished company owned equipment, and has contracted for purchase of additional mining equipment. Where available, actual CAPEX and OPEX costs have been used. Where actual costs are not known the estimate is based on current InfoMine™ Mining Cost Service data.

Shootaring Canyon Mill CAPEX includes refurbishment of the Shootaring Canyon Mill’s uranium circuit and the addition of a new vanadium circuit. The major items for refurbishment of the existing uranium circuit include removal and replacement of the leach tanks, replacement of the CCD circuit, and repair and upgrading of the electrical system including generators. The vanadium circuit will be a new build. The firm of PSE of Salt Lake City, Utah has been retained as the design engineer supported by Dr. Terry McNulty, an extractive metallurgist with over 60 years’ experience and the author of the 2026 PEA.

The original design capacity of the Shootaring Canyon Mill is 750 TPD or a nominal 250 thousand TPY. Initial refurbishment of the Shootaring Canyon Mill is intended provide a 750 TPD capacity. The current plan is to increase that capacity 30% to 1,000 TPD as the mines reach full capacity in year 3. The expansion has been provided for in the license amendment. Additional capital including the addition of 2 leach and 2 CCD tanks with appurtenances is planned for year 3. These additions can be made without modifying or expanding the leach or CCD areas of the Shootaring Canyon Mill.

The Shootaring Canyon Mill tailings area including the primary dam was constructed in the early 1980’s and has been inspected and maintained since that time. The tailings facility lacks a synthetic liner and leak detection system. The existing tailings pond area allows for multiple tailings cells. The initial tailing cell is approximately 38 acres. An additional tailings cell will be needed as early as year 8. Additional capital including licensing is planned for year 7. The installed cost of the tailings liner system has been estimated based on vendor quotes.

Mine CAPEX will vary by specific mine layout and design requirements. The 2026 PEA includes 8 mines with 3-4 operating at any given time. All the mines use similar underground mining equipment. Most of the mines have existing mine portal entries with declines. At least 3 of the planned mines will require shaft and hoist systems. Mine ventilation requirements are similar for all mines. For the purposes of the 2026 PEA, generic mine CAPEX was estimated for a typical decline mine and a typical shaft mine.

A contingency of 10% has been added to the mine CAPEX and a contingency of 20% added to the Shootaring Canyon Mill CAPEX.

Mine OPEX estimates were based on continual operations of two 10-hour shifts per production day and productivity was based on 330 days per year or 90% utilization. Salary and labor rates for technical and managerial staff and mine workers are based on current rates within Anfield and its subsidiaries. Transportation of mined product to the Shootaring Canyon Mill was based specific cost for company owned and operated trucking with current vendor quotes and in-house wages.

Shootaring Canyon Mill OPEX assumes operation of the Shootaring Canyon Mill 24 hours per day, 7 days per week schedule with allowances for downtime and scheduled maintenance. Salary and mill labor requirements and costs have been estimated for the uranium and vanadium facilities separately and any common elements assigned to the uranium costs. Consumable items and reagents, including the primary lixiviants, sulfuric acid and sodium chlorate, usage rates were derived from current and past metallurgical test work performed by Hazen Research and others. Prices for most chemicals are based on vendor quotes FOB at the Shootaring Canyon Mill.

Estimated CAPEX is summarized on Table 21.1.1 below. CAPEX estimates include:

•	Permitting (Outside Services).

•	Mine facilities and equipment.

•	Mill facilities and equipment.

•	Mill tailings liner system and appurtenances.

Estimated OPEX is summarized on Table 21.1.2 below. OPEX estimates include:

•	Direct mining costs.

•	Haulage and handling costs related to the delivery of mined product to the Shootaring Canyon Mill.

•	Direct mineral processing costs.

•	Reclamation and bonding costs.

•	Royalties and taxes.

Royalties

Royalties on all properties other than the DOE Leases range from nil to a maximum of 8%. However, it was announced on May 27, 2025, that the state of Utah had reduced the royalty for the Tony M in Garfield County from 8% to 3% to promote development. It is reasonable to assume that the same grace may be afforded to Anfield, potentially resulting in all royalties other than the DOE Leases being 4% or less.

The current royalties on DOE Leases are approximately 15% to DOE and 15% to Cotter resulting in 30% or more total burden (refer to Table 6.1.1 of the 2026 PEA). DOE is a Fair Market Value royalty and Cotter is a Gross Value royalty. These leases, which were executed in 2020 as 10-year agreements, are scheduled to expire in 2030. However, there is precedence where “Recognizing that the former lessees had a vested interest in their respective lease tracts, DOE granted the lessees access to the lease tracts to maintain their existing operations”.

The Company expects to renegotiate the royalty terms as part of the DOE Lease renewal process. In support of these negotiations, Anfield intends to reference comparable royalty rates applicable to uranium production on state lands in the region, specifically Wyoming’s 4% royalty rate on state uranium leases and Utah’s 8% royalty rate on state mineral leases which was recently dropped to 3% for one operator. In addition, the Company will seek a further reduction in the royalty rate to account for the incremental transportation distances and associated costs from the Colorado-based DOE Lease properties to regional processing facilities, including the Company’s Shootaring Canyon Mill in Utah. These transportation costs reduce netback values and market competitiveness relative to projects located closer to in-state mills, thereby providing additional justification for adjusted royalty terms that better reflect the project’s economic realities.

The Company also expects to renegotiate royalty terms with Cotter. There are some questions whether upon renewal or reissuance of the leases, the Cotter royalties would remain valid but in good faith Anfield intends to renegotiate the rates on a similar basis as with DOE negotiations.

In the 2026 PEA, the mine production schedule on the DOE Leases is delayed until after 2030 to account for the risks relating to renewal and high royalty rates which make the DOE Leases less attractive on a cost basis than other available options for mine production.

As a result of the foregoing, the Company and the authors recommend, for the purpose of the 2026 PEA, setting the post-2030 royalty on each DOE Lease to 4% to each party for a total of 8%.

There can be no assurance that the Company will be able to secure reduced royalty rates with the DOE or Cotter as contemplated herein or at all. The impact of the risks related to royalties and/or non-renewal of the leases can be assessed as follows:

•	Assuming negations only result in a reduction to 8% for both parties and a total of 16%, NPV would be reduced by approximately $30 million USD.

•	Assuming royalties were little changed, the NPV would be reduced by approximately $77 million USD.

•	If the leases were not renewed or the properties not mined due to the high royalties, the NPV would be reduced by approximately $209 million USD.

•	However, production from the DOE Leases is not currently planned until 2032 allowing sufficient time for Anfield to offset this loss from other captive mines or toll milling arrangements.

Table 21.1.3 below compares the OPEX and CAPEX cost per ton to the gross value of the recovered uranium and vanadium.

Table 21.1.1 CAPEX Summary

Capital Expenditures: $ x 1,000	Initial	Ongoing
Permitting and Licensing	$1,500	2,000
Mine CAPEX (Velvet-Wood and Slick Rock)
Mine Facilities and Equipment	15,000	28,100
Contingency 10%	1,500	2,810
Shootaring Mill CAPEX
Uranium Mill Refurbishment	25,900	4,000
Vanadium Mill	28,800	0
Tailings	12,000	15,000
Contingency 20%	13,340	3,800
Working Capital	One Time	$6,000
Replacement Mine Equipment LOM	Annual	$9,000
Replacement Plant Equipment LOM	Annual	10,500
TOTAL CAPITAL EXPENDITURES	$98,040	$81,210

Table 21.1.2 OPEX Per Ton Summary

Direct Mine Costs:	Per Ton
Weighted Average Direct Mine Cost Per Ton Product:	$123.80
Weighted Average Haulage/Handling Costs per Ton:	$31.76
Weighted Average Direct Processing Costs Per Ton U&V:	$108.77
Other Direct Costs:
Reclamation Bond & Bonding per ton	$8.48
Royalties per ton	$37.25
Severance and Taxes per ton	$16.80
Weighted Average ALL Direct Operating Costs Per Ton	$326.76

Table 21.1.3 OPEX and CAPEX Summary

Weighted Average ALL Direct OPEX (rounded)	Per Ton Processed	$327.00
CAPEX Cost Per Ton (rounded)	Per Ton Processed	$43.00
Total Cost	Per Ton Processed	$370.00
Gross Value:
Uranium ($100/lb) ~5 Pounds per Ton Vanadium ($9/lb) ~22 Pounds per ton	Per Ton Processed	$698.00

Economic Analysis

Summary

Readers are cautioned that the 2026 PEA is preliminary in nature and includes a portion of the Inferred Mineral Resources as reported herein and in the 2026 PEA. Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM Definition Standards, and as such there is no guarantee the project economics described herein will be achieved. Inferred Mineral Resources are too speculative, geologically, to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the outcomes estimated in the 2026 PEA will be realized. Mineral reserves are not estimated herein. Mineral resource estimates may be materially aﬀected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant risks, uncertainties and other factors, as more particularly described herein.

For the purposes of the 2026 PEA, the Shootaring Canyon Mill would be initially refurbished to its original 750 TPD capacity and ramped up to a capacity of 1,000 TPD by the end of year 3 to its planned license renewal capacity. A separate vanadium recovery circuit would be added following the uranium refurbishment and depending on vanadium market conditions. The 2026 PEA considers initial mine feed from the existing Velvet mine decline, a new shaft at the Wood mine, and two production shafts at Slick Rock Complex. When the mineral resources are mined out at the Wood mine, additional mines will be added from DOE Leases in the Slick Rock, Uravan and Paradox mine complexes. Given the selective nature of the mining and the geometry of mineralization, 3-4 producing mines are needed to meet the mill tonnage capacity. Additional mill feed could be sourced as captive feed from other Anfield mineral resource holdings in the Colorado Plateau or from mineral resource holdings of others under toll milling agreements.

The financial evaluations that follow represent constant 2026 US dollars. All costs are forward-looking and do not include any previous project expenditures or sunk costs. Operating costs include all direct taxes and royalties. IRR and NPV are presented, both pre-tax and post-tax scenarios accounting for State of Utah/Colorado Income Tax and US Federal Income Tax. Estimation of US corporate income tax is complex, as income tax relates to the overall income and expenses of the reporting entity, not a specific project. This analysis reflects the taxes that would be due if the projects were stand-alone and subject to State of Utah, State of Colorado, and U.S. income tax. Due to the favorable regular tax depletion deduction, most mining companies’ effective tax rate is the Alternative Minimum Tax (AMT) rate. The AMT rate is 20%. The Shootaring Canyon Mill is located in Utah which has a 5% corporate state income tax. Note the corporate tax rate in Colorado is slightly less than Utah at 4.4%. Anfield has Loss Carry Forward from the Shootaring Canyon Mill incurred since its acquisition in 2015, which may substantially offset the estimated tax burden, however, this was not applied in the following analysis.

Table 22.1.1 below summarizes the estimated internal rate of return (IRR) and net present value (NPV) for the base case at a commodity price of $100/pound uranium oxide, a commodity price of $9/pound for vanadium oxide, and a discount rate of 8%.

Table 22.1.1 Base Case Economic Criterion ($ x 1,000)

Pre-Income Tax		Post-Income Tax
IRR 106%	NPV @ 8% *$606,000	IRR 97%	NPV @8% *$533,000

*	Rounded to million USD

The 2026 PEA base case commodity price for uranium and vanadium is $100/lb and $9/lb, respectively. Reducing these commodity prices by 45% to $55/lb and $5/lb, for uranium and vanadium respectively, results in a near breakeven condition.

The payback period for initial capital investment is less than 3 years.

Sensitivity to Price

Table 22.4.1 below summarizes the NPV (NPV $ x1,000) and IRR before and after income tax over a 10% fluctuation of commodity prices and a range of discount rates.

Table 22.4.1 Sensitivity to Commodity Price and Discount Rate

Changing the commodity prices for uranium and vanadium equally by 10% varies the NPV @8% approximately +/- $136 million USD Pre-Tax, and approximately +/- $117 million USD Post-Tax. In both the pre-tax and post-tax scenarios IRR varies by approximately +/- 20% with a +/- 10% variation in price.

To further illustrate the sensitivity to commodity price, Figure 22.4.1 shows the variation in pre-tax NPV with uranium price fixed and vanadium price variable and Figure 22.4.2 shows the variation in pre-tax NPV with vanadium price fixed and uranium price variable.

The figures illustrate that the projects are more sensitive to fluctuations in uranium price than it is to fluctuations in vanadium price.

Figure 22.4.1 Sensitivity to Uranium Price

Figure 22.4.2 Sensitivity to Vanadium Price

Sensitivity to Other Factors

Table 22.4.2 below summarizes the % pre-tax variations in IRR and NPV based on a 10% variance in the base case relative to process recovery, CAPEX, and OPEX.

The factors to which the project have the greatest sensitivity are metal recovery (either losses in mining of milling) followed by OPEX and CAPEX.

Table 22.4.2 Sensitivity to Other Factors

+/- 10 Percent Change	+/- Change in NPV* @8% Discount Pre-Tax $x1,000	+/- Change in IRR Pre-Tax Percent	+/- Change in NPV* @8% Discount Post-Tax $x1,000	+/- Change in IRR Post-Tax Percent
Recovery (U & V)	137,000	22	117,000	19
Grade (U & V)	107,000	18	92,000	18
CAPEX	15,000	12	11,000	11
OPEX	75,000	10	62,000	9

NPV rounded to nearest $1 million USD

Cash Flow Model

The cash flow model for the base case is provided in Table 22.5.1 which follows.

Interpretations and Conclusions

The 2026 PEA summarizes the conceptual plans for refurbishing the Shootaring Canyon Mill (hub) and tributary mines (spokes).

Mineral resources included in the 2026 PEA include the Velvet-Wood mine complex, the Slick Rock mine complex, the Uravan and Paradox Mine complexes, and the existing stockpiles of mined material. The total estimated is situ uranium mineral resources are summarized in Table 14.0.1. The associated in situ vanadium mineral resource which will be mined as a co-product are summarized in Table 14.0.2. In addition to these in situ mineral resources, Anfield controls mineralized stockpiles at the Shootaring Canyon Mill and in the Lisbon Valley near the Velvet-Wood Project mines, which are summarized in Table 14.0.3.

Economic Analysis

See “Capital Operating Costs” and “Economic Analysis” above for the authors’ interpretations and conclusions in respect of the 2026 PEA.

Summary of Risks

General Risks

It is the authors’ opinion that the technical risks associated are low for the following reasons:

•	Portions of each of the mine complexes included in the 2026 PEA have been successfully mined in the past.

•	Uranium has been successfully extracted from mined material via conventional milling.

•	The Shootaring Canyon Mill has the Radioactive Materials License which is well into the renewal process for refurbishment and operation.

•	The Velvet-Wood Project has all major permits and has the potential to be the most profitable of the mine complexes included in the 2026 PEA.

The projects do have some risks similar in nature to other mining projects in general and uranium mining projects specially, i.e., risks common to mining projects including:

•	Future commodity demand and pricing.

•	Environmental and political acceptance of the project.

•	Variance in capital and operating costs.

•	Mine and mineral processing recovery and dilution.

•	Continuity of mineralization with respect to thickness and grade may vary.

•	Mining claims are subject to the Mining Law of 1872. Changes in the mining law could affect the mineral tenure.

•	There is a risk that underground conditions at any or all of the mines included in the 2026 PEA may limit access to mineral resources.

Permitting and Licensing Risks

There are risks associated with any such permitting actions which could affect project schedule and costs. The Velvet-Wood, Slick Rock, Uravan, and Paradox mines are brownfield sites within the Colorado Plateau which has a long history of uranium and vanadium mining. The Shootaring Canyon Mill is an existing facility with the existing Radioactive Materials License. Environmental studies under the NEPA have been completed for all of the mine sites included in the 2026 PEA. For the Velvet-Wood Project mines, the BLM Plan of Operations and Utah mine permit were approved under an environmental assessment (EA). It is possible that permitting other mines included in the 2026 PEA may require additional environmental studies, additional permits, and/or an environmental impact statement resulting in delays and additional costs.

The surrounding communities have a long history of working with and for the region’s mining and mineral resource industry, and their support for these projects has been strong. Despite expected local support, recent mineral development in the area has received opposition from various NGOs and this should be anticipated in some cases. This is expected to be a specific risk for the Slick Rock mine in San Miguel County, Colorado.

San Miguel County promulgated their own mining regulations earlier this year. The Company expects these regulations to be challenged on a preemptory basis at the state level by the Colorado Mining Association (CMA) and by the US Department of Interior (DOI). Portions of the Slick Rock mineral holdings, leases and claims, are adjacent to a proposed conservation area. In draft legislation, leases and claims within the proposed conservation district were excluded as prior existing rights.

There is a risk that the planned schedule for the Slick Rock mines could be delayed for technical reasons or by delays in permitting. While this risk exists, the impact of a one-year delay in the current plan would reduce the estimated NPV by $36 million USD pre-tax, if the planned production was not offset by other captive mines or toll milling arrangements.

DOE Leases

There is a risk that the DOE Leases may not be renewed in 2030 as previously discussed and/or the royalty burden on the leases reduced, as discussed above in “Capital and Operating Costs” and in Section 21 of the 2026 PEA.

Past precedence with the renewal of DOE Leases as discussed above is to renew the leases with the current lessee if they are meeting their obligations under the lease and in recognition of the fact the lessee has a vested interest and investment in the leases. This was the case for the 2020-2030 10-year renewal.

The Company expects to renegotiate the royalty terms as part of the DOE Lease renewal process. The Company also expects to renegotiate royalty terms with Cotter. In the 2026 PEA, the production schedule on the DOE Leases is delayed until after 2030 to account for the risks relating to renewal and high royalty rates, which make the DOE Leases less attractive on a cost basis than other available options for mine production.

For the purpose of the 2026 PEA, it was assumed that the post-2030 royalty on the DOE Leases could be reduced by 4% to each party for a total of 8%.

There can be no assurance that the Company will be able to secure reduced royalty rates with the DOE or Cotter as contemplated herein or at all. The impact of the risks related to royalties and/or non-renewal of the leases can be assessed as follows.

•	Assuming negotiations only result in a reduction to 8% for both parties and a total of 16%, NPV would be reduced by approximately $30 million USD.

•	Assuming royalties were little changed, the NPV would be reduced by approximately $77 million USD.

•

There is a risk that the DOE Leases may not be renewed in 2030 and/or the royalty burden on the leases may not be reduced as discussed above in “Capital and Operating Costs” and in Section 21 of the 2026 PEA. Under the worst case this could reduce the NPV by $209 million USD pre-tax.

•	However, production from the DOE Leases is not currently planned until 2032 allowing sufficient time for Anfield to offset this loss from other captive mines or toll milling arrangements.

Vanadium Price

Should the vanadium price not reach the price used in the 2026 PEA by the decision point for CAPEX investment for the vanadium plant, the effect on the project economics can be moderated by delaying construction and operation of the vanadium circuit. To do this and not lose the vanadium, it would be necessary to construct a lined temporary storage pond for the vanadium feed stream from the uranium plant within the tailings area. A 5-acre pond could be constructed for approximately $1 million USD and would be adequate for 2 or more years of storage of raw vanadium concentrate storage. A sensitivity analysis of delaying the vanadium production and revenue of approximately $75 million USD for 2 years, offset by delaying project costs including $28 million USD CAPEX and $23 million USD in OPEX, showed little change in the NPV for the project provided the vanadium is recovered in the following 4 years.

Other than the aforementioned risks, the authors are not aware of additional environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which would materially affect the mineral resource estimates, provided the conditions of all mineral leases and options, and relevant operating permits and licenses are met.

Recommendations

The following recommendations relate to potential improvement and/or advancement of the projects and to further define the in situ mineral resources. The following recommendations are for the Velvet, Wood and Slick Rock mines as they are the earliest mines in the production schedule. The recommendations are independent of one another and may be conducted contemporaneously.

Mines

The Velvet mine area and resources are well delineated in the west and fairly well delineated in the east. The eastern portion of the Velvet mine resource will need to be drilled from the underground workings during any future development to classify resources into the Measured and/or reserve categories ahead of mining extraction operations. The Wood resource area is less well delineated and will require additional surface and/or underground drilling to better define and quantify the resource prior to development. Costs for the recommended program totaling $1,580,000 USD are summarized in Table 26.0.1.

The Slick Rock mineral resource estimate is dominantly classified as Inferred due to the drill hole spacing. The 2024 verification drilling at Slick Rock did increase the total estimated mineral resource and elevate approximately 8% of the mineral resource to an Indicated Mineral Resource classification. Slick Rock will require additional surface drilling to better define and quantify the resource prior to development. Under the current NOI, up to 100 drill holes could be added without reaching the 5-acre disturbance limit which requires a BLM plan of operations. Costs for the recommended program totaling $4,640,000 USD are summarized in Table 26.0.2.

Table 26.0.1 Wood Exploration Drilling Cost Estimate

Item	Cost (USD)
15 rotary dill holes for verification and delineation. Total estimated cost per hole with geophysical logging and well site geologist, $32,000.	$480,000
4 Diamond Core intervals from selected rotary drill holes 100 feet per hole for assay, metallurgical testing, and geotechnical testing. Estimate $100 per foot of core.	$40,000
3 Groundwater wells for determination of background water quality, water level, and dewatering parameters. Total estimated cost per hole with geophysical logging, well site geologist, casing, pumps and hydrological testing. $170,000 pr well.	$510,000
Lab analysis of core and water samples.	$100,000
Resource estimate and mine design update and mine permit amendment.	$300,000
Metallurgical and geotechnical testing of core samples.	$100,000
Site access and reclamation	$50,000

Total	$1,580,000

Table 26.0.2 Slick Rock Phase 2 Exploration Drilling Cost Estimate

Item	Cost (USD)
Amendment of NOI	$80,000
90 rotary dill holes for verification and delineation. Total estimated cost per hole with geophysical logging and well site geologist, $32,000.	$2,880,000
10 Diamond Core intervals from selected rotary drill holes 100 feet per hole for assay, metallurgical testing, and geotechnical testing. Estimate $100 per foot of core.	$100,000
4 Groundwater wells, Area A, for determination of background water quality, water level, and dewatering parameters. Total estimated cost per hole with geophysical logging, well site geologist, casing, pumps and hydrological testing. $170,000 per well.	$680,000
Lab analysis of core and water samples.	$250,000
Metallurgical and geotechnical testing of core samples.	$200,000
Resource estimate and mine design	$400,000
Site access construction and reclamation.	$50,000

Total	$4,640,000

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company is authorized to issue an unlimited number of Common Shares. As of July 29, 2026, there were 18,234,976 Common Shares issued and outstanding.

The Offered Shares have all of the rights, privileges, restrictions and conditions of other Common Shares of the Company. All rights and restrictions in respect of the Common Shares are set out in the Company’s constating documents and the Business Corporations Act (British Columbia) (the “BCBCA”) and its regulations. The Common Shares have no pre-emptive, subscription, redemption or conversion rights. Neither the BCBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the board of directors of the Company (the “Board”) from time to time. There are no sinking fund provisions in relation to the Common Shares and the Common Shares are not liable to further calls or assessment by the Company. The BCBCA and the Company’s constating documents provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority.

The TSXV has conditionally approved the listing of the Offered Shares, including any Offered Shares issuable upon exercise of the Over-Allotment Option, on the TSXV. Listing is subject to the Company fulfilling all of the requirements of the TSXV.

It is expected that the Offered Shares will be issued and deposited in electronic form with CDS, DTC or as otherwise agreed between the Company and the Underwriters on the Closing Date. No certificate evidencing the Offered Shares will be issued to purchasers and registration will be made in the depository service of CDS, DTC or as otherwise agreed between the Company and the Underwriters. Such purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS or DTC participant and from or through whom a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution”.

CONSOLIDATED CAPITALIZATION

Other than as disclosed under the section entitled “Prior Sales” below, there have not been any material changes in the share and loan capital of the Company, on a consolidated basis, since the date of the Interim Financial Statements. As of July 29, 2026, there were 18,234,976 Common Shares issued and outstanding.

The following table summarizes the Company’s consolidated capitalization as of March 31, 2026, both actual and on an as-adjusted basis to give effect to the Offering (assuming full exercise of the Over-Allotment Option). This table is presented and should be read in conjunction with the Interim Financial Statements and Interim MD&A, which are incorporated by reference in this Prospectus Supplement.

As at March 31, 2026
	Actual (expressed in Canadian dollars except share amount)		After Giving Effect to the Offering (1)(2) (expressed in Canadian dollars except share amount)
Loan Capital	C$	12,471,402	C$	12,471,402
Equity
Common Shares	C$	18,184,976 143,617,949	C$	19,899,976 153,278,887
Equity Reserve	C$	1,350,436	C$	1,350,436
Stock Option Reserve	C$	9,360,839	C$	9,360,839
Warrant Reserve	C$	7,605,901	C$	7,605,901
Foreign Exchange Reserve	C$	3,151,078	C$	3,151,078
Deficit	C$	(110,401,031)	C$	(110,401,031)
Total Shareholders’ Equity	C$	54,685,172	C$	64,346,110
Total Capitalization	C$	94,533,009	C$	104,193,947

Notes:

(1)	Assumes the Over-Allotment Option is exercised in full, excluding the Underwriters’ Fee and related costs of the Offering.
(2)	Based on the daily exchange rate for the conversion of United States dollars into Canadian dollars, expressed in Canadian dollars, as quoted by the Bank of Canada, of US$1.00 = C$1.4083.

USE OF PROCEEDS

The estimated net proceeds received by the Company from the Offering (assuming no exercise of the Over-Allotment Option) will be approximately US$5,282,306.80 (determined after deducting the Underwriters’ Fee of US$357,913.20 (assuming no sales to “President’s List” purchasers) and estimated expenses of the Offering of US$325,000). If the Underwriters elect to exercise the Over-Allotment Option in full, the estimated net proceeds received by the Company from the Offering will be US$6,123,400 (determined after deducting the Underwriters’ Fee of US$411,600 (assuming no sales to “President’s List” purchasers) and estimated expenses of the Offering of US$325,000). The Company intends to use the net proceeds from the Offering to advance the Company’s uranium and vanadium assets in the United States, namely the Paradox Complex, the Velvet-Wood Project, the Slick Rock Complex and the Shootaring Canyon Mill, and for working capital and general corporate purposes. The Company may, from time to time, issue securities (including equity and debt securities) other than pursuant to this Prospectus Supplement.

Business Objectives and Milestones

The Company expects to accomplish the following business objectives and milestones using the net proceeds of the Offering:

Business Objective	Milestone(s) that must occur for Business Objective to be Accomplished	Anticipated Timing to Achieve Business Objective	Estimated Cost
Production at the Velvet-Wood Project	Completion of the construction of the mine at the Velvet-Wood Project.	Q4, 2026	US$	1,000,000

Commencement of the refurbishment of the Shootaring Canyon Mill	Receipt of the Radioactive Materials License approval from the State of Utah.	Q4, 2026	US$	500,000

Production at the Paradox Complex	1. Approval of a plan of operations by Federal and State agencies. 2. Rehabilitation and construction of the mines at the Paradox Complex.	Q2, 2027	US$	750,000

Preparation for construction at the Slick Rock Complex	1. Approval of a plan of operations by Federal and State agencies. 2. Rehabilitation of the mine at the Slick Rock Complex.	Q1, 2027	US$	750,000

While the Company believes that it has the skills and resources necessary to accomplish these business objectives, there is no certainty that the Company will be able to do so within the timelines indicated above, or at all. With the net proceeds from the Offering and current cash on hand, the Company expects to have sufficient funds to complete the operations and business objectives described above. However, if the net proceeds of the Offering are insufficient to achieve the business objectives stated above, the Company expects to finance any shortfall to reach such business objectives and milestones through additional financings, if required. See “Cautionary Note Regarding Forward-Looking Statements”. Any shortfall in expected net proceeds from the Offering, including, without limitation, could result in delays in achieving the business objectives and milestones stated herein.

Although the timing of completing the business objectives above is uncertain and there are a number of factors that remain out of the control of the Company, the Company’s present intention is to utilize the proceeds from the Offering in respect of the above business objectives within twelve months from the closing of the Offering.

Net Proceeds of the Offering

As at June 30, 2026 the Company had a working capital deficit of approximately $107,825. The Company is in the exploration and development stage and has had negative cash flows from operating activities and is dependent upon equity and debt financing to maintain its current operations. The Company anticipates that negative operating cash flows will continue as long as it remains in an exploration and development stage. In addition to the use of net proceeds as described herein, to the extent that the Company has negative operating cash flow in future periods, the Company may need to use some of the net proceeds from the Offering to fund such negative operating cash flow. See “Risk Factors”.

The net proceeds from the Offering are expected to be used to advance the Company’s uranium and vanadium assets in the United States, namely the Paradox Complex, the Velvet-Wood Project, the Slick Rock Complex and the Shootaring Canyon Mill, and for working capital and general corporate purposes.

Use of Proceeds	Approximate Amount ($) Assuming No Exercise of the Over-Allotment Option	Approximate Amount ($) Assuming Exercise of the Over-Allotment Option
Velvet-Wood Project
Rehabilitation and construction	$1,000,000	$1,000,000
Paradox Complex
Approval of plan of operations	$250,000	$250,000
Rehabilitation and construction	$500,000	$500,000
Slick Rock Complex
Approval of plan of operations	$250,000	$250,000
Rehabilitation and construction	$500,000	$500,000
Shootaring Canyon Mill
Approval of Radioactive Materials License	$500,000	$500,000
General Corporate Purposes	$1,250,000	$1,250,000
Working Capital	$1,032,306.80	$1,873,400

Total	$5,282,306.80	$6,123,400

The Company generates no operating revenue from the exploration and development activities on its property interests and has negative cash flow from operating activities. To the extent that the Company has negative cash flows in future periods, it may need to deploy a portion of net proceeds from the Offering to fund such negative cash flow.

While the Company currently anticipates that it will use the net proceeds of the Offering as set forth above, the Company may re-allocate the net proceeds of the Offering from time to time, giving consideration to its strategy relative to the market, development and changes in the industry and regulatory landscape, as well as other conditions relevant at the applicable time. Overall, management of the Company will have broad discretion concerning the use of the net proceeds of the Offering, as well as the timing of their expenditure, and pending their use, the Company may invest the net proceeds of the Offering in a manner that does not produce income or that loses value. See “Risk Factors” in this Prospectus Supplement and the Shelf Prospectus.

Until applied, the net proceeds will be held as cash balances in the Company’s bank account or invested in certificates of deposit and other instruments issued by banks or obligations of, or guaranteed by, the Government of Canada and the Government of the United States of America or any respective province or state thereof. Unallocated funds from the Offering will be added to the working capital of the Company and will be expended at the discretion of management.

PLAN OF DISTRIBUTION

The Company and the Underwriters for the Offering named below have entered into the Underwriting Agreement dated the date of this Prospectus Supplement with respect to the Offered Shares being offered. Under the terms and subject to the conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from the Company on an underwritten basis, on the Closing Date, subject to the terms and conditions contained in the Underwriting Agreement, 1,491,305 Offered Shares at the Offering Price, payable in cash to the Company against delivery of such Offered Shares, which Offering Price was determined by arm’s length negotiation between the Company and the Representatives on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares on the TSXV and Nasdaq. Notwithstanding anything to the contrary herein, the distribution of the Offered Shares hereunder shall terminate upon expiration of the Over-Allotment Option Exercise Period.

Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom the Representatives are acting as representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the number of Offered Shares indicated below:

Name	Number of Offered Shares
Northland Securities, Inc.	745,653
Roth Capital Partners, LLC (*)	745,652
Total:	1,491,305

(*)	If any Offered Shares purchased by Roth Capital Partners, LLC are distributed in Canada, then Roth Canada, Inc. will distribute such Offered Shares.

The Underwriters are offering the Offered Shares subject to their acceptance of the Offered Shares from the Company and subject to prior sale. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Offered Shares offered by this Prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Offered Shares offered by this Prospectus if any such securities are taken. The number of Over-Allotment Shares to be purchased by each Underwriter shall be the number of Over-Allotment Shares that bears the same ratio to the aggregate number of Over-Allotment Shares being purchased as the number of Offered Shares to be purchased by such Underwriter bears to the aggregate number of Offered Shares being purchased from the Company by the Underwriters, subject to any adjustments for fractional shares as the Representatives make in their sole discretion. However, the Underwriters are not required to take or pay for the Common Shares covered by the Underwriters’ Over-Allotment Option described below.

The Underwriting Agreement provides that the Company will pay the Underwriters the Underwriters’ Fee equal to 6% of the gross proceeds of the Offering (including in respect of any gross proceeds raised on the exercise of the Over-Allotment Option), other than gross proceeds on any sales made to “President’s List” purchasers, on which no fees shall be paid to the Underwriters in respect of such gross proceeds. The “President’s List” includes Uranium Energy and other purchasers introduced by the Company’s management to the Underwriters. The Underwriters’ Fee assumes no sales to “President’s List” purchasers.

The Company has granted to the Underwriters the Over-Allotment Option, exercisable at any time until the date that is 30 days from the date of the Underwriting Agreement, to purchase up to 223,695 additional Common Shares at the Offering Price listed on the cover page of this Prospectus, less the Underwriters’ Fee. To the extent the Over-Allotment Option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the Over-Allotment Shares as the number listed next to the Underwriter’s name in the preceding table bears to the total number of Offered Shares listed in the preceding table. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option. A purchaser who acquires the Offered

Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The following table shows the per Offered Share, total public Offering Price, Underwriters’ Fee (assuming no sales to “President’s List” purchasers), and proceeds before expenses to the Company. These amounts are shown assuming both no exercise and full exercise of the Underwriters’ Over-Allotment Option to purchase up to an additional 223,695 Common Shares.

			Total
	Per Offered Share		No Exercise		Full Exercise
Public Offering Price	US$	4.00	US$	5,965,220	US$	6,860,000
Underwriters’ Fee to be paid by:
The Company	US$	0.24	US$	357,913.20	US$	411,600
Proceeds, before expenses, to the Company	US$	3.76	US$	5,607,306.80	US$	6,448,400

The estimated offering expenses payable by the Company, exclusive of the Underwriters’ Fee, are approximately US$325,000. The Company agreed to reimburse the Underwriters for expenses up to US$175,000.

The Common Shares are listed and posted for trading on the TSXV and the Nasdaq under the trading symbol “AEC”. The TSXV has conditionally approved the listing of the Offered Shares, including any Offered Shares issuable upon exercise of the Over-Allotment Option, on the TSXV. Listing is subject to the Company fulfilling all of the requirements of the TSXV.

The Offered Shares are being offered in each of the provinces and territories of Canada, other than in the province of Quebec, by the Canadian Underwriter and the Offered Shares are being offered in the United States by the U.S. Underwriters. The Offered Shares will be offered in such provinces and territories through those Underwriters or their affiliates who are registered to offer the Offered Shares for sale in such provinces and territories and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer the Offered Shares in such other jurisdictions outside of Canada and the United States as agreed between the Company and the Underwriters.

The Underwriters propose to offer the Offered Shares offered under this Prospectus Supplement initially at the offering price on the cover page of this Prospectus Supplement. After a reasonable effort has been made to sell all of the Offered Shares offered under this Prospectus Supplement at such specified price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares offered under this Prospectus Supplement remaining unsold.

All directors and officers of the Company (each, a “Restricted Person”) have agreed to, without the prior written consent of the Representatives on behalf of the Underwriters, for a period from the date of the Underwriting Agreement until 90 days following the Closing Date (the “Restriction Period”), not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Restricted Person or any affiliate of such Restricted Person or any person in privity with such Restricted Person or any affiliate of such Restricted Person), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to, any Common Shares or securities convertible, exchangeable or exercisable into, Common Shares beneficially owned, held or hereafter acquired by such Restricted Person, nor make any demand for or exercise any right with respect to the registration of such securities or publicly disclose the intention to do any of the foregoing.

The restrictions described in the immediately preceding paragraph to do not apply to transfers:

•	that are bona fide gift or gifts, charitable contributions or for bona fide estate planning purposes;

•	to any immediate family member or to any trust for the direct or indirect benefit of such Restricted Person or the immediate family of the Restricted Person;

•

to any corporation, partnership, limited liability company, or other business entity all of the equity holders of which consist of the Restricted Person and/or the immediate family of the Restricted Person;

•

if the Restricted Person is a corporation, partnership, limited liability company, trust or other business entity (a) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the Restricted Person or (b) in the form of a distribution to limited partners, limited liability company members or stockholders of the Restricted Person;

•	if the Restricted Person is a trust, to the beneficiary of such trust;

•	by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Restricted Person;

•	by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce decree;

•

pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board and made to all holders of the Common Shares the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of the voting shares of the Company or the surviving entity;

•

to the Company upon a vesting event of the securities or upon the exercise of options, warrants or Common Share Equivalents (as such term is defined in the Underwriting Agreement) to purchase Common Shares on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the Restricted Person in connection with such vesting or exercise; or

•	to the Company in connection with the termination of employment whereby the Company has the option to repurchase such shares or securities.

Additionally, from the date hereof until ninety (90) days after the Closing Date, Company has agreed that it will not, without the prior written consent of the Representatives, and other than as it relates to the Offered Shares, (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share Equivalents or (ii) file any registration statement or amendment or supplement thereto, other than the Prospectus Supplement or filing a registration statement on Form S-8 in connection with any employee benefit plan or registration statement (including a preliminary or final short form base shelf prospectus contained therein) or any preliminary or final supplement to the foregoing prospectus, any preliminary or final base shelf prospectus or any preliminary or final prospectus supplement in respect of the establishment of an ATM Offering (as such term is defined in the Underwriting Agreement) or any amendment (if applicable) to a short form base shelf prospectus or registration statement in connection therewith. Further, from the date hereof until ninety (90) days after the Closing Date, the Company is prohibited from effecting or entering into an agreement to effect any issuance by the Company of Common Shares or Common Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction (as such term is defined in the Underwriting Agreement).

The restrictions described in the immediately preceding paragraph to do not apply to issuance of (a) Common Shares or options, deferred shared units or restricted share units to employees, officers, directors or consultants of the Company pursuant to any stock, option or equity incentive plan duly adopted for such purpose by the Board, (b) securities upon the exercise or exchange of or conversion of any securities exercisable or exchangeable for or convertible into Common Shares issued and outstanding on the date of the Underwriting Agreement, provided that such securities have not been amended since the date of the Underwriting Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities or to extend the term of such securities (other than in accordance with standard anti-dilution provisions), and (c) securities issued pursuant to acquisitions or strategic transactions (including investments in the Company) approved by a majority of the disinterested directors of the Company, as applicable, provided that such securities are issued as “restricted securities” (as defined in Rule 144 of the U.S. Securities Act) and carry no registration rights that require or permit the filing of any registration statement in connection therewith within 90 days following the Closing Date, and provided that any such issuance shall only be to a person (or to the equity holders of a person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities,.

The Representatives, in their sole discretion, may release Common Shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (a) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Canadian Investment Regulatory Organization relating to market stabilization and passive market making activities; (b) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities; or (c) a bid or purchase to cover a short position entered into prior to the commencement of the prescribed restricted period. Consistent with these requirements, and in connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail in the open market, in compliance with applicable securities laws, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions. The Underwriters are not required to engage in these activities and may end any of these activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the Common Shares, that you will be able to sell any of the Common Shares held by you at a particular time or that the prices that you receive when you sell will be favorable. The Underwriters may carry out these transactions on the TSXV, Nasdaq, in the over-the-counter market or otherwise.

Stabilizing transactions consist of bids or purchases made by the Underwriter for the purpose of preventing or retarding a decline in the market price of the Common Shares while this Offering is in progress. Specifically, the Underwriters may sell more Common Shares than they are obligated to purchase under the Underwriting Agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Common Shares available for purchase by the Underwriters under the Over-Allotment Option. The Underwriters can close out a covered short sale by exercising the Over-Allotment Option or purchasing shares in the open market. In determining the source of Common Shares to close out a covered short sale, the Underwriters will consider, among other things, the open market price of Common Shares compared to the price available under the Over-Allotment Option. The Underwriters may also sell Common Shares in excess of the Over-Allotment Option, creating a naked short position. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in this Offering. As an additional means of facilitating this Offering, the Underwriters may bid for, and purchase, Common Shares in the open market to stabilize the price of the Common Shares. As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. The Underwriters may carry out these transactions on any stock exchange on which the Common Shares are listed, in the over-the-counter market, or otherwise.

The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws.

Except in certain limited circumstances: (a) the Offered Shares will be issued and deposited in electronic form with CDS, DTC or their nominee pursuant to the book-based system administered by CDS or DTC, as applicable; (b) certificates evidencing the Offered Shares will not be issued to purchasers; and (c) purchasers will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS or DTC participant and from or through whom a beneficial interest in the Offered Shares are purchased.

A prospectus in electronic format may be made available on websites maintained by one or more Underwriters, or selling group members, if any, participating in this Offering. The Representatives may agree to allocate a number of Offered Shares to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the Representatives to Underwriters that may make Internet distributions on the same basis as other allocations.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve the Company’s securities and instruments. The Underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

The U.S. Underwriters are not registered dealers in any Canadian jurisdiction and, accordingly, are not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any of the Common Shares offered hereby in Canada. The Canadian Underwriter will solicit offers to purchase the Common Shares offered hereby in Canada.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any Offered Shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Offered Shares may be made at any time under the following exemptions under the Prospectus Regulation:

a)	to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Offered Shares shall result in a requirement for the Company or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation, and each person who initially acquires any Offered Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the Underwriters and the Company that it is a qualified investor within the meaning of Article 2 of the Prospectus Regulation.

In the case of any Offered Shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the Offered Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Offered Shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the Underwriters has been obtained to each such proposed offer or resale.

The Company, the Underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the Underwriters of such fact in writing may, with the prior consent of the Underwriters, be permitted to acquire Offered Shares in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any Offered Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Offered Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No Offered Shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom, except that the Offered Shares may be offered to the public in the United Kingdom at any time:

a)	to any legal entity which is a “qualified investor” as defined in paragraph 15 of Schedule 1 of the POATR;

b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the Underwriters for any such offer; or

c)	in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

Each person in the United Kingdom who initially acquires any Offered Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the Underwriters and the Company that it is a qualified investor within the meaning of paragraph 15 of Schedule 1 of the POATR.

In the case of any Offered Shares being offered to a financial intermediary as that term is used in paragraph 4 of regulation 7 of the POATR, each financial intermediary will also be deemed to have represented, warranted and agreed that the Offered Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Offered Shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the Underwriters has been obtained to each such proposed offer or resale.

The Company, the Underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any Offered Shares in the United Kingdom means the communication to any person which presents sufficient information on: (a) the Offered Shares to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the Offered Shares, and the expression “POATR” means the Public Offers and Admissions to Trading Regulations 2024.

This Prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; or (B) persons who are “qualified investors” (as defined in paragraph 15 of Schedule 1 of the POATR) who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Offered Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Offered Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus or any of its contents.

Hong Kong

WARNING – The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

The Offered Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Offered Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Offered Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Offered Shares may not be circulated or distributed, nor may the Offered Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the Offered Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the Offered Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the Offered Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the Offered Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The Offered Shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The Offered Shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Dubai International Financial Centre

This Prospectus Supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This Prospectus Supplement is for distribution only to persons who (a) are outside the Dubai International Financial Centre, (b) are Professional Clients (as such term is defined under Rule 2.3.4 of the Conduct of Business Module of the DFSA), or (c) are persons to whom an invitation or inducement to: (a) enter into an agreement in relation to the provision of a financial services or (b) exercise any rights conferred by a financial product or acquire, dispose of, underwrite or convert a financial product (within the meaning of Article 41A of the Regulatory Law) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This Prospectus Supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Prospectus Supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

United Arab Emirates

The Offered Shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) other than in compliance with the laws, regulations and rules of the United Arab Emirates, the Abu Dhabi Global Market and the Dubai International Financial Centre governing the issue, offering and sale of securities. Further, this Prospectus Supplement and the accompanying Shelf Prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) and are not intended to be a public offer. This Prospectus Supplement and the accompanying Shelf Prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Financial Services Regulatory Authority or the Dubai Financial Services Authority.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document (including as defined in the Corporations Act 2001 (Cth) (“Corporations Act”)) has been or will be lodged with the Australian Securities and Investments Commission (“ASIC”) or any other governmental agency, in relation to the Offering. This Prospectus Supplement does not constitute a prospectus, product disclosure statement or other disclosure document for the purposes of the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. No action has been taken which would permit an offering of the shares in circumstances that would require disclosure under Parts 6D.2 or 7.9 of the Corporations Act.

The Offered Shares may not be offered for sale, nor may application for the sale or purchase of any Offered Shares be invited in Australia (including an offer or invitation which is received by a person in Australia) and neither this Prospectus Supplement nor any other offering material or advertisement relating to the Offered Shares may be distributed or published in Australia unless, in each case:

•	the aggregate consideration payable on acceptance of the offer or invitation by each offeree or invitee;

•

is at least A$500,000 (or its equivalent in another currency, in either case, disregarding moneys lent by the person offering the Offered Shares or making the invitation or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 or 7.9 of the Corporations Act;

•

the offer, invitation or distribution complied with the conditions of the Australian financial services license of the person making the offer, invitation or distribution or an applicable exemption from the requirement to hold such license;

•

the offer, invitation or distribution complies with all applicable Australian laws, regulations and directives (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act);

•	the offer or invitation does not constitute an offer or invitation to a person in Australia who is a “retail client” as defined for the purposes of Section 761G of the Corporations Act; and

•	such action does not require any document to be lodged with ASIC or the ASX.

Switzerland

The offering of the Offered Shares in Switzerland is exempt from requirement to prepare and publish a prospectus under the Swiss Financial Services Act (“FinSA”) because such offering is made to professional clients within the meaning of the FinSA only and the Offered Shares will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. This Prospectus Supplement does not constitute a prospectus pursuant to the FinSA, and no such prospectus has been or will be prepared for or in connection with the offering of the Offered Shares.

Israel

This Prospectus Supplement does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this Prospectus Supplement is being distributed only to, and is directed only at, and any offer of the Offered Shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of its meaning and agree to it.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a person who acquires Offered Shares pursuant to the Offering as beneficial owner and who, for the purposes of the Tax Act, and at all relevant times: (i) deals at arm’s length with the Company and the Underwriters; (ii) is not affiliated with the Company or the Underwriters; and (iii) acquires and holds the Offered Shares as capital property (a “Holder”).

Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution”, as defined in the Tax Act, for purposes of the “mark-to-market property” rules contained in the Tax Act; (ii) that is a “specified financial institution”, as defined in the Tax Act; (iii) that has made a “functional currency” reporting election under the Tax Act; (iv) an interest in which is a “tax shelter investment”, as defined in the Tax Act; (v) that has entered into or will enter into a “derivative forward agreement”, “synthetic equity arrangement” or a “synthetic disposition arrangement”, each as defined in the Tax Act, in respect of Offered Shares; (vi) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act; (vii) that is a “foreign affiliate”, as defined in the Tax Act, of a taxpayer resident in Canada; or (viii) that is exempt from tax under Part I of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

In addition, this summary does not address the deductibility of interest by a Holder of Offered Shares that has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based upon: (i) the current provisions of the Tax Act in force as of the date hereof; (ii) all specific proposals to amend the Tax Act that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (“Proposed Amendments”); and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). This summary assumes that the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. This summary is not exhaustive of all possible Canadian federal income tax considerations and, other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, the CRA’s administrative policies or assessing practices, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in foreign currency must generally be converted into Canadian dollars based on the exchange rate as quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Holders Resident in Canada

This section of the summary is generally applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act and any applicable tax treaty or convention (a “Resident Holder”). A Resident Holder whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” (as defined in the Tax Act), held by such Resident Holder in the taxation year of the election and in all subsequent taxation years to be capital property. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and advisable in their particular circumstances.

Dividends on Offered Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares.

In the case of a Resident Holder who is an individual (including certain trusts), such dividends (including deemed dividends) received on the Offered Shares will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to a “taxable dividend” received from a “taxable Canadian corporation” (each as defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals to the extent that the Company designates the taxable dividend to be an “eligible dividend” (as defined in the Tax Act) in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends, and the Company has made no commitments in this regard.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend (including a deemed dividend) that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year, subject to all restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Disposition of Offered Shares

A Resident Holder who disposes of or is deemed to have disposed of an Offered Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of the Offered Share immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held (if any) as capital property at that time by the Resident Holder. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada—Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Offered Share, or a share substituted for such Offered Share, to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) or that is, at any time in the relevant taxation year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including any taxable capital gains and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized and taxable dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax under the Tax Act. Resident Holders who are individuals (including certain trusts) should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (i) is not, and is not deemed to be, resident in

Canada; and (ii) does not use or hold and is not and will not be deemed to use or hold the Offered Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends on Offered Shares

Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Company to a Non-Resident Holder on the Offered Shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “U.S. Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the U.S. Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the U.S. Treaty (a “U.S. Shareholder”) is generally limited to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Shareholder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s bilateral tax treaties (but not the U.S. Treaty), including the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

Generally, a Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share is, or is deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention (including as a result of the application of the MLI) between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Offered Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSXV and the Nasdaq), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition, the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by, or belonged to, one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Offered Shares constitute “taxable Canadian property” in their own particular circumstances.

Even if the Offered Shares are taxable Canadian property of a Non-Resident Holder at the time of disposition, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Offered Shares by virtue of an applicable income tax treaty or convention (including as a result of the application of the MLI). In cases where a Non-Resident Holder disposes, or is deemed to dispose, of an Offered Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention (including as a result of the application of the MLI), the consequences described above under the headings “Holders Resident in Canada — Disposition of Offered Shares” and “Holders Resident in Canada —Capital Gains and Capital Losses” will generally be applicable to such disposition. Such Non-Resident Holders should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Offered Shares as acquired pursuant to the Offering under this Prospectus Supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership or disposition of the Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership or disposition of the Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the acquisition, ownership and disposition of the Offered Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to a U.S. Holder arising from or relating to the acquisition, ownership or disposition of the Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital of 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of the Offered Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own the Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire the Offered Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (g) hold the Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships, S corporations or other “pass-through” entities (and investors in such partnerships, S corporations and entities); (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (j) are U.S. expatriates or former long-term residents of the United States; (k) hold the Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (l) are subject to special tax accounting rules with respect to the Offered Shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax considerations applicable to the acquisition, ownership and disposition of the Offered Shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds the Offered Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such entity, arrangement or partner (or other owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as other pass-through entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations arising from and relating to the acquisition, ownership and disposition of the Offered Shares.

Passive Foreign Investment Company Rules

If the Company constitutes a “passive foreign investment company” within the meaning of Section 1297(a) of the Code (a “PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to such U.S. Holder resulting from the acquisition, ownership and disposition of the Offered Shares. The Company believes that it was classified as a PFIC during its most recently completed tax year, and due to the nature of the Company’s assets and the income that the Company expects to generate, the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the PFIC status of the Company and any non-U.S. subsidiary of the Company for its current tax year or any future tax year cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status.

If the Company is a PFIC for any tax year during which a U.S. Holder holds the Offered Shares, the Company will generally continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and the PFIC status of each non-U.S. subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a given tax year, (a) 75% or more of the gross income of the Company is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, which is generally determined based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or other inventory, depreciable property used in its trade or business or supplies regularly used or consumed in the ordinary course of its trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the default rules of Section 1291 of the Code discussed below on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of the Offered Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of the Offered Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns the Offered Shares, the U.S. federal income tax consequences to such U.S. Holder of the ownership and disposition of the Offered Shares will depend on whether and when such U.S. Holder makes elections to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to its Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

A Non-Electing U.S. Holder will be subject to the default rules of Section 1291 of the Code described below with respect to (a) any gain recognized on the sale or other taxable disposition of the Offered Shares and (b) any excess distribution received on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Offered Shares, if shorter).

Under Section 1291 of the Code, if the Company were to constitute a PFIC during a Non-Electing U.S. Holder’s holding period of the Offered Shares, any gain recognized on the sale or other taxable disposition of the Offered Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on the Offered Shares or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder owns the Offered Shares and the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate ongoing deemed PFIC status with respect to its Offered Shares by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above), but not loss, as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes and maintains a timely and effective QEF Election for the first tax year that the Company is a PFIC in which the U.S. Holder’s holding period of its Offered Shares begins generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to its Offered Shares. A U.S. Holder that makes and maintains a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and “ordinary earnings” are the excess of (x) “earnings and profits” over (y) net capital gain. A U.S. Holder that makes and maintains a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made and maintained a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made and maintained a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes and maintains a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents

“earnings and profits” of the Company, as computed under U.S. federal income tax principles, that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of the Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Offered Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder will be subject to the QEF Election rules and will continue to be subject to tax under the default rules of Section 1291 of the Code discussed above with respect to the Offered Shares.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during such tax year in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC again in a later tax year, the QEF Election will still be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the default rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event the Company or any subsidiary of the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to the Company or any subsidiary of the Company. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to its Offered Shares only if the Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if the Offered Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Nasdaq, where the Offered Shares are expected to be listed, is currently a qualified exchange for this purpose. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Offered Shares for which the Company is a PFIC (and such U.S. Holder has not made a timely QEF Election), the default rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Offered Shares, over (b) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of the Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year for which such Mark-to-Market Election is made, and to each subsequent tax year, unless the Offered Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning if such stock is not itself marketable stock. Hence, the Mark-to-Market Election would not be effective to eliminate the default PFIC rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that has not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of the Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event that the Company is a PFIC during such U.S. Holder’s holding period for the relevant Offered Shares. However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which the Offered Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses the Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

In addition, a U.S. Holder who acquires the Offered Shares from a decedent generally will not receive a “step up” in tax basis of such Offered Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and each U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules (including the applicability and advisability of a QEF Election or Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares.

Ownership and Disposition of the Offered Shares

The following discussion is subject in its entirety to the rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on the Offered Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed in accordance with U.S. federal income tax principles. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares. (See “Sale or Other Taxable Disposition of the Offered Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute ordinary dividend income. Dividends received on the Offered Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates (rather than preferential rates for qualified dividend income to the extent otherwise applicable) if the Company is a PFIC for the tax year of such distribution or the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of the Offered Shares

Upon the sale or other taxable disposition of the Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of any cash received plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in such Offered Shares sold or otherwise disposed of. A U.S. Holder’s initial tax basis in the Offered Shares generally will be such holder’s U.S. dollar cost for such Offered Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Offered Shares have been held for longer than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received in foreign currency on the sale, exchange or other taxable disposition of the Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Offered Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S.-source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Offered Shares will be treated as foreign-source income and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of the Offered Shares generally will be U.S.-source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian-source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Under U.S. federal income tax laws and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement with, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 926 and/or an IRS Form 8938.

Payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, the Offered Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

PRIOR SALES

The following tables set forth details regarding issuances of Common Shares and issuances of securities convertible into or exchangeable, redeemable or exercisable for Common Shares by the Company during the 12-month period before the date of this Prospectus Supplement.

Securities Issuances

Date	Type of Security Issued	Number of Securities	Issuance/Exercise/ Conversion Price per Security
July 3, 2025(1)	Common Shares	400,000	C$	0.085
July 4, 2025(1)	Common Shares	1,000,000	C$	0.085
July 8, 2025(1)	Common Shares	15,000	C$	0.055
July 8, 2025(1)	Common Shares	1,000,000	C$	0.085
July 8, 2025(1)	Common Shares	450,000	C$	0.085
July 8, 2025(1)	Common Shares	1,227,000	C$	0.085
July 10, 2025(1)	Common Shares	900,000	C$	0.085
July 16, 2025(1)	Common Shares	13,636,400	C$	0.085
July 16, 2025(1)	Common Shares	250,000	C$	0.085
September 24, 2025(1)(2)	Common Shares	2,053	C$	7.50
September 24, 2025(1)(2)	Common Shares	3,000	C$	7.50
September 25, 2025(1)(2)	Common Shares	2,866	C$	7.50
September 26, 2025(1)(2)	Common Shares	2,972	C$	7.50
September 26, 2025(1)(2)	Common Shares	134	C$	7.50
October 2, 2025(1)(2)	Common Shares	4,000	C$	7.50
October 15, 2025(1)(2)	Common Shares	1,333	C$	7.50
October 20, 2025(1)(2)	Common Shares	53,333	C$	7.125
October 24, 2025(1)(2)	Common Shares	100,000	C$	7.125
October 29, 2025(1)(2)	Common Shares	61,540	C$	7.50
November 20, 2025(1)(2)	Common Shares	43,667	C$	7.50
November 28, 2025(1)(2)	Common Shares	10,000	C$	7.50
December 5, 2025(1)(2)	Common Shares	10,533	C$	7.50
December 15, 2025(1)(2)	Common Shares	860	C$	7.50
December 31, 2025	Options	560,572	C$	6.90
December 31, 2025	Restricted Share Units	769,401	C$	7.04
January 12, 2026(2)(3)	Common Shares	1,345,292	US$	4.46
January 12, 2026(2)(4)	Subscription Receipts	896,861	US$	4.46
February 27, 2026(2)(5)	Common Shares	896,861	US$	4.46
April 10, 2026(2)(6)	Common Shares	50,000		C7.64
April 10, 2026(2)(6)	Common Share Purchase Warrants	180,085		C8.11

Notes

(1)	Issued upon exercise of Common Share purchase warrants.
(2)

On August 1, 2025, the Company completed the consolidation of its outstanding share capital on a basis of seventy-five (75) pre-consolidation Common Shares for one (1) post-consolidation Common Share. All Common Shares issued on post-consolidation basis.

(3)	Issued pursuant to the LIFE Offering.
(4)	Issued pursuant to the Concurrent Offering.

(5)	Issued pursuant to conversion of subscription receipts to Common Shares.
(6)	Issued pursuant to Extract Consent.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV and the Nasdaq under the symbol “AEC”, and on the FSE under the symbol “0AD”. The following table sets forth the reported intraday high and low prices and trading volumes of the Common Shares on the TSXV for the 12-month period prior to the date of this Prospectus Supplement.

Period	High Trading Price (C$)	Low Trading Price (C$)	Volume
July 2025	0.130	0.095	75,446,597
August 2025(1)	8.800	5.510	480,194
September 2025	14.250	7.250	929,237
October 2025	16.250	9.790	1,102,122
November 2025	11.690	7.710	436,321
December 2025	10.300	6.100	1,900,029
January 2026	13.850	7.150	1,986,919
February 2026	11.250	8.290	540,823
March 2026	10.160	6.750	364,696
April 2026	8.810	6.520	412,721
May 2026	7.380	5.830	417,024
June 2026	7.930	5.080	789,809
July 1-29, 2026	7.070	5.780	268,123

Notes:

(1)	On August 1, 2025, the Company completed the consolidation of its outstanding share capital on a basis of seventy-five (75) pre-consolidation Common Shares for one (1) post-consolidation Common Share.

On July 29, 2026, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the TSXV was C$5.86.

The following table sets forth the reported intraday high and low prices and trading volumes of the Common Shares on the Nasdaq on a monthly basis since the listing of the Common Shares on the Nasdaq on September 18, 2025 to the date of this Prospectus Supplement.

Period	High Trading Price (US$)	Low Trading Price (US$)	Volume
September 18-30, 2025(1)	10.98	6.00	1,661,656
October 2025	12.49	6.96	5,730,310
November 2025	8.41	5.50	1,850,100
December 2025	7.25	4.42	1,896,600
January 2026	9.56	5.90	2,888,503
February 2026	8.49	6.03	1,259,700
March 2026	7.44	4.94	1,372,800
April 2026	6.23	4.65	852,400
May 2026	5.40	4.19	1,125,200
June 2026	5.24	3.66	1,248,300
July 1-29, 2026	5.06	4.08	688,293

Notes:

(1)	The Company’s Common Shares commenced trading on the Nasdaq on September 18, 2025.

On July 29, 2026, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the Nasdaq was US$4.23.

RISK FACTORS

An investment in securities of the Company including the Offered Shares is subject to certain risks, which should be carefully considered by prospective purchasers before purchasing such securities. In addition to information set out or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus currently and from time to time, investors should carefully consider the risk factors contained and incorporated by reference in this Prospectus Supplement and the Shelf Prospectus before purchasing the Offered Shares. Some of the risk factors described herein and in the Shelf Prospectus and the documents incorporated by reference herein and therein are interrelated and, consequently, investors should treat such risk factors as a whole. The risks described herein, in the Shelf Prospectus and in the documents incorporated by reference herein and therein are not the only risks facing the Company and should not be considered exhaustive.

Any one of such risk factors could materially adversely affect the Company’s business, prospects, financial condition, results of operations, cash flows and/or an investment in the Common Shares and could cause actual events to differ materially from those described in forward-looking information and forward-looking statements relating to the Company set out or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus. Additional risks and uncertainties of which the Company is currently unaware or that are unknown or that the Company currently deems to be immaterial could have a material adverse effect on the Company’s business, prospects, financial condition, results of operations, cash flows and/or an investment in the Common Shares. Further, many of the risks are beyond the Company’s control and there is no guarantee that risk management activities will successfully mitigate such exposure. The Company cannot provide any assurances that it will successfully address any or all of these risks. Prospective purchasers should carefully consider the risks described under the heading “Risk Factors” herein, in the Shelf Prospectus and in the AIF, and consult with their professional advisors to assess any investment in the Offered Shares. See “Documents Incorporated by Reference”. A purchaser should not purchase Offered Shares unless the purchaser understands, and can bear, all of the investment risks involving the Offered Shares.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the net proceeds from the Offering, as well as the timing of their expenditures. While information regarding the intended use of net proceeds from the Offering is described under the heading “Use of Proceeds”, because of the number and variability of factors that will determine the Company’s use of such proceeds, the Company’s ultimate use might vary substantially from the planned use. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the Offering. Management may use the net proceeds from the Offering in ways that an investor may not consider desirable if they believe it would be in the best interests of the Company to do so and could spend the proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Company’s securities, including the Common Shares. The results and the effectiveness of the application of proceeds from the Offering are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may be adversely affected.

Common Share Price Volatility

The prices of securities of junior companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the junior companies involved. These factors, among others, include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Common Share price is also likely to be significantly affected by delays experienced in progressing with development plans, a decrease in investor appetite for junior stocks, or adverse changes in the Company’s financial condition or results of operations as reflected in its quarterly and annual financial statements. Other factors unrelated to performance that could have an effect on the price of the Common Shares include, without limitation, the following:

(a)	the trading volume and general market interest in the Common Shares could affect a shareholder’s ability to trade significant numbers of Common Shares;

(b)	the size of the public float in the Common Shares may limit the ability of some institutions to invest in the Company’s securities;

(c)	actual or anticipated fluctuations in the Company’s quarterly results of operations;

(d)	regulatory and political changes affecting the Company’s industry generally and its business and operations;

(e)	recommendations by securities research analysts;

(f)	changes in the economic performance or market valuations of companies in the industry in which the Company operates;

(g)	addition or departure of the Company’s executive officers, directors and other key personnel;

(h)	operating and financial performance that vary from the expectations of management, securities analysts and investors;

(i)	announcements of developments and other material events by the Company;

(j)	fluctuations to the costs of materials and services;

(k)	changes in global financial markets, global economies, general market conditions, interest rates and volatility in the price of uranium and vanadium which may be impacted by a variety of factors; and

(l)	natural disasters, unusual weather, pandemic outbreaks, boycotts and geo-political events or acts of terrorism.

As a result of any of these or other factors, the market price of the Common Shares at any given point in time might not accurately reflect the Company’s long-term value. Securities class action litigation has been brought against companies following years of volatility in the market price of their securities. The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Further, there is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and/or the Nasdaq.

Market Price Depression

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair the Company’s ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Dilution Risk

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s constating documents permit the issuance of an unlimited number of Common Shares, and other than the participation rights granted to Uranium Energy, holders of the Offered Shares will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares may be issued by the Company on the conversion of convertible securities, including the exercise of stock options under the Company’s omnibus incentive plan, and upon the exercise of outstanding warrants.

No Dividends

The Company has never paid cash dividends on its Common Shares and does not presently expect to pay any cash dividends in the future in favor of utilizing cash to support the development of the Company’s business. Any future determination relating to the Company’s dividend policy will be made at the discretion of the Board and will depend on a number of factors, including future operating results, capital requirements, financial condition and the terms of any credit facility or other financing arrangements the Company may obtain or enter into, future prospects and other factors the Board may deem relevant at the time such payment is considered. As a result, the return on an investment in the Offered Shares may depend upon any future appreciation in value, if any, and on a shareholder’s ability to sell the Offered Shares.

Loss of Entire Investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Active Liquid Market for Common Shares

There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and/or the Nasdaq. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

The Company May be Considered a PFIC Which May Cause Adverse Tax Consequences for U.S. Holders

U.S. Holders should be aware that the Company believes that it was classified as a PFIC during its most recently completed tax year, and due to the nature of the Company’s assets and the income that the Company expects to generate, the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years. Whether the Company will be a PFIC for the current tax year or any future tax year will depend on the composition and value of its assets and the nature of its income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status for any tax year. If the Company is a PFIC for any year during a U.S. Holder’s holding period of the Offered Shares, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of its Offered Shares, or any “excess distribution” received (or deemed received) on its Offered Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. Holder. Subject to certain limitations, these tax consequences may be altered if a U.S. Holder makes a timely and effective QEF Election or a Mark-to-Market Election. U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that the Company or any subsidiary of the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to the Company or any subsidiary of the Company. A U.S. Holder that makes a Mark-to-Market Election with respect to the Offered Shares generally must include as ordinary income each year the excess of the fair market value of such Offered Shares over the U.S. Holder’s adjusted tax basis therein. U.S. Holders should consult their own tax advisors regarding the acquisition, ownership and disposition of the Offered

Shares. This paragraph is qualified in its entirety by the section above entitled “Certain U.S. Federal Income Tax Considerations for U.S. Holders – Passive Foreign Investment Company Rules”.

Proposed U.S. Congress Tax Legislation May Adversely Impact the Company and the Value of the Offered Shares

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of the Offered Shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company’s financial performance and the value of the Offered Shares. For example, on July 4, 2025, the President of the United States signed into law a new tax bill commonly referred to as “One Big Beautiful Bill Act” which may affect the U.S. federal income tax considerations applicable to certain investors in the Offered Shares. Investors should consult their own tax advisors regarding such enacted or proposed legislation as well as the potential impact of such legislation on them in light of their own personal circumstances.

U.S. Federal Income Tax Risk for U.S. Persons Treated as Owning At Least 10% of the Company’s Offered Shares

If a “United States person” within the meaning of Section 957(c) of the Code is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the Company’s outstanding shares of stock, such person may be treated as a “United States shareholder” within the meaning of Section 951(b) of the Code (a “United States shareholder”) with respect to each “controlled foreign corporation” within the meaning of Section 957(a) of the Code (a “CFC”) in the Company’s group (if any). A United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of “subpart F income” within the meaning of Section 952 of the Code, “net CFC tested income” (formerly, global intangible low-taxed income) within the meaning of Section 951A(b) of the Code and investments in U.S. property by CFCs, whether or not the Company will make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a corporation. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. Furthermore, the Company cannot provide any assurances that it will have sufficient information to assist investors in determining whether the Company or any of its subsidiaries is treated as a CFC or whether such investor is treated as a United States shareholder with respect to any such controlled foreign corporations. The Company also cannot provide any assurances that it will be in a position to furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax payment obligations. Prospective U.S. investors should consult their own advisors regarding the potential application of these rules to an investment in the Offered Shares.

Forward-Looking Statements May Prove to be Inaccurate

Investors are cautioned not to place undue reliance on forward-looking statements and forward-looking information. By their nature, forward-looking statements and forward-looking information involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements and forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this Prospectus Supplement and the Shelf Prospectus under the heading “Cautionary Note Regarding Forward-Looking Statements”.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by Cassels Brock & Blackwell LLP, Canadian counsel to the Company, and Dorsey & Whitney LLP, U.S. counsel to the Company, and on behalf of the Underwriters by Stikeman Elliott LLP, Canadian counsel to the Underwriters, and Faegre Drinker Biddle & Reath LLP, U.S. counsel to the Underwriters. As of the date hereof, Cassels Brock & Blackwell LLP, and its partners and associates, and Stikeman Elliott LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Company.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement and accompanying Shelf Prospectus under “Documents Incorporated by Reference”, the consents of auditors, counsel and any experts identified herein, if applicable, powers of attorney of the directors and officers of the Company, and the Underwriting Agreement have been, or will be, furnished to the SEC under the cover of Form 6-K and are hereby incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part.

WHERE YOU CAN FIND MORE INFORMATION

Copies of the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus may be obtained on request without charge from the Corporate Secretary of the Company at 2005—4390 Grange Street, Burnaby, British Columbia V5H 1P6, telephone (604) 669-5762, e-mail: timelinefiling@gmail.com, and are also available electronically under the SEDAR+ profile of the Company at www.sedarplus.ca or under the EDGAR profile of the Company at the website of the SEC at www.sec.gov.

The Company has filed with the SEC the Registration Statement under the U.S. Securities Act with respect to the Offered Shares offered under this Prospectus Supplement. This Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus Supplement or the Shelf Prospectus but contained in the Registration Statement is available on EDGAR under the Company’s profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to the Company, the Offering and the Offered Shares. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

The Company is required to file with the various securities commissions or similar authorities in all of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. The Company is also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, files with, or furnishes to, the SEC certain reports and other information. Under the MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. As a “foreign private issuer” (as defined under United States securities laws), the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is incorporated under and governed by the BCBCA. All except one of the officers, all except five of the directors and some of the experts named in this Prospectus are not residents of the United States, some of the Underwriters or experts named in this Prospectus Supplement and in the accompanying Shelf Prospectus are not residents of the United States, and certain of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Offered Shares who reside in the United States to effect service within the United States upon the Company or these persons in the United States. It may also be difficult for holders of Offered Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors and officers and experts under the United States federal securities laws or the securities laws of any state of United States. The Company has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with the Registration Statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates, with an address at 850 Library Ave Unit 204, Newark, DE 19711, United States, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the Offering.

INTEREST OF EXPERTS

The following are the names of persons or companies (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or incorporated by reference in this Prospectus Supplement; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or the Company: Mr. Terence P. (Terry) McNulty, P.E., D. Sc., of T.P. McNulty and Associates Inc., and Mr. Douglas L. Beahm, P.E., P.G., of BRS, have acted as qualified persons under NI 43-101 in connection with the 2026 PEA.

Experts who have prepared reports for the Company directly or in a document incorporated by reference to this Prospectus Supplement include DMCL LLP, Chartered Professional Accountants, who issued the Independent Auditor’s Report accompanying the audited financial statements of the Company for the fiscal years ended December 31, 2025 and December 31, 2024, and report that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPABC Code of Professional Conduct and any applicable legislation and regulations, as well as the rules of the SEC and the Public Company Accounting Oversight Board (PCAOB) on auditor independence, as of the date hereof.

All scientific and technical information in this Prospectus Supplement has been reviewed and approved by Douglas L. Beahm, P.E., P.G., who is considered, by virtue of his education, experience and professional association, a qualified person under NI 43-101. Mr. Beahm is not independent of the Company as he is the Company’s Chief Operating Officer. As of the date hereof, Mr. Beahm holds 40,000 stock options to purchase Common Shares and 52,500 restricted share units of the Company.

As of the date hereof, to the knowledge of the Company, except as disclosed above, none of the above-mentioned experts nor any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in the Company’s property or of any of the Company’s associates or affiliates. As at the date hereof, such persons, and the directors, officers, partners and employees, as applicable, of each of the experts beneficially own, directly or indirectly, in the aggregate, less than one percent (1%) of the securities of the Company and they did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such report. None of such persons, or any director, officer or employee, as applicable, of any such companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

The Company’s independent auditor is DMCL LLP, Chartered Professional Accountants.

The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada, located at its principal offices in Vancouver, British Columbia.

A copy of this short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this short form base shelf prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form base shelf prospectus is obtained from the securities regulatory authorities.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

The information contained herein is subject to completion and amendment. A registration statement relating to these securities will be filed with the United States Securities and Exchange Commission. These securities may not be offered or sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the head office of Anfield Energy Inc. at 2005 - 4390 Grange Street, Burnaby, British Columbia, V5H 1P6, telephone (604) 669-5762, e-mail: timelinefiling@gmail.com, and are also available electronically at http://www.sedarplus.ca/.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	October 31, 2025

Anfield Energy Inc.

US$100,000,000

Common Shares

Debt Securities

Subscription Receipts

Warrants

Units

Anfield Energy Inc. (“Anfield”, “we” or the “Company”) may from time to time offer and issue the following securities: (i) common shares of the Company (“Common Shares”); (ii) senior and subordinated debt securities of the Company, including convertible debt securities (collectively, “Debt Securities”); (iii) subscription receipts (“Subscription Receipts”) exchangeable for Common Shares and/or other securities of the Company; (iv) warrants (“Warrants”) exercisable to acquire Common Shares and/or other securities of the Company; and (v) securities comprised of more than one of Common Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (“Units”, and together with the Common Shares, Debt Securities,

Subscription Receipts and Warrants, the “Securities”), or any combination thereof, having an aggregate offering price of up to US$100,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be), at any time during the 25-month period that this short form base shelf prospectus, including any amendments hereto (the “Prospectus”), remains effective. The Securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale and set forth in one or more prospectus supplements (each, a “Prospectus Supplement”). This Prospectus qualifies the distribution of Securities by the Company. In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The specific terms of any offering of Securities will be set out in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered; (ii) in the case of Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, and any other terms specific to the Debt Securities being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the exchange of Subscription Receipts for Common Shares and/or other securities of the Company, as the case may be, the currency or currency unit in which the Subscription Receipts are issued, and any other terms specific to the Subscription Receipts being offered; (iv) in the case of Warrants, the number of Warrants being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Warrants are being offered for cash, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Company, and any other terms specific to the Warrants being offered; and (v) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Units are being offered for cash, the currency or currency unit in which the Units are issued, and any other terms specific to the Units being offered. A Prospectus Supplement may include other specific terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

This Prospectus may qualify an “at-the-market distribution” as defined in NI 44-102. This Prospectus does not qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/

or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as the Canadian Overnight Repo Rate Average (“CORRA”) or a United States federal funds rate.

We may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents designated by the Company from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Company in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including the proceeds to us, and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to the Company. See “Plan of Distribution”.

Unless otherwise specified in the relevant Prospectus Supplement, subject to applicable laws, in connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions that are intended to stabilize or maintain the market price of the offered Securities at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed. See “Plan of Distribution”.

As at the date of this Prospectus, no underwriter, dealer or agent is in a contractual relationship with the Company requiring the underwriter, dealer or agent to distribute under this Prospectus. No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide investors with different or additional information. There are certain risks inherent in an investment in our Securities and in our activities. Prospective investors should carefully read and consider the risk factors described or referenced under the headings “Forward-Looking Information” and “Risk Factors” in this Prospectus, contained in any of the documents incorporated by reference herein, and in any applicable Prospectus Supplement and any of the documents incorporated by reference therein, before purchasing Securities. See “Forward-Looking Information” and “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.

All dollar amounts in this Prospectus are in Canadian dollars, unless otherwise indicated. References to United States dollars are referred to as “US$”. See “Currency and Exchange Rate Information”.

The outstanding Common Shares are listed and posted for trading in Canada on the TSX Venture Exchange (“TSXV”), in the United States on the Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbol “AEC” and in Germany on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “0AD”. On October 30, 2025, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $12.35, on the Nasdaq was US$8.60 and on the FSE was €6.70.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION OR REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

We prepare our annual financial statements, certain of which are incorporated by reference herein, in Canadian dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and our interim financial statements in Canadian dollars and in accordance with IFRS as applicable to interim financial reporting, including IAS 34, Interim Financial Reporting (“IAS 34”), and they therefore may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities may subject you to tax consequences both in Canada and the United States. Such tax consequences, including for investors who are resident in, or citizens of, the United States and Canada, are not described in this Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because: (i) the Company is governed by the Business Corporations Act (British Columbia) (“BCBCA”); (ii) certain officers, all but three of the directors and some of the experts named in this Prospectus are not residents of the United States; and (iii) certain of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities and Agent for Service of Process”.

Four directors and one officer of the Company and certain of the experts named in this Prospectus reside outside of Canada. See “Enforceability of Certain Civil Liabilities and Agent for Service of Process”.

Information with respect to a purchaser’s right to withdraw from or rescind an agreement to purchase securities is provided herein. See “Statutory and Contractual Rights of Withdrawal and Rescission”.

The Company’s head office and its registered and records offices are located at 2005 - 4390 Grange Street, Burnaby, British Columbia, Canada. The Company also has a project office in Apache Junction, Arizona, U.S.

ABOUT THIS PROSPECTUS

This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will prepare a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under “Documents Incorporated by Reference”.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement and are not entitled to rely on certain parts of the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement to the exclusion of the remainder. We have not authorized anyone to provide investors with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer of Securities in any jurisdiction where the offer or sale of Securities is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement is accurate as of any date other than the date on the front of such documents (including the documents incorporated by reference herein and therein), regardless of the time of delivery of this Prospectus, any applicable Prospectus Supplement or any sale of Securities. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company’s website should not be deemed to be a part of this Prospectus, nor incorporated by reference herein.

Market data and certain industry forecasts used in the Prospectus and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, nor have we ascertained the validity or accuracy of the underlying economic assumptions relied upon therein, and we do not make any representation as to the accuracy of such information.

Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “Anfield”, the “Company”, “we”, “us” and “our” refer to Anfield Energy Inc. and/or, as applicable, one or more of its subsidiaries, its predecessors and/or its co-ownership arrangement.

Certain capitalized terms and other terms used in this Prospectus are defined in the “Glossary of Terms”.

FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated herein by reference, contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. In particular, this Prospectus contains or incorporates by reference forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: capital expenditure programs; estimates of the quality and quantity of the mineral resources at our mineral properties; costs and timing of the development of new deposits; success of exploration activities, permitting time lines; title disputes or claims; development of mineral resources; treatment under governmental and taxation regimes; success of exploration programs; expectations regarding the Company’s ability to raise capital; currency fluctuations; environmental risks; belief and expectations including the possible impact of any legal proceedings or regulatory actions against the Company; expenditures to be made by the Company on its properties; the Company’s expectations regarding the preparation of a feasibility study at the Velvet-Wood Project (as defined herein); the expectation for the development of the Velvet-Wood Project; the Company’s overall strategy, objectives, plans and expectations for the fiscal year ended December 31, 2024 and beyond; plans and expectations including anticipated expenditures relating to exploration, pre-extraction, extraction and reclamation activities; work plans to be conducted by the Company; and other factors or information.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things: uncertainties relating to receiving mining, exploration, environmental and other permits or approvals; unpredictable changes to the market prices for uranium; exploration and development costs for the Velvet-Wood Project, West Slope Project, Shootaring Canyon Mill and the Slick Rock Project; anticipated results of exploration and development activities; availability of additional financing; ability to remain in compliance with the terms of the Company’s indebtedness; the Company’s ability to obtain additional financing on satisfactory terms; the ability to achieve production at any of the Company’s mineral exploration and development properties; preparation of a development plan at the Velvet-Wood Project, West Slope Project, Shootaring Canyon Mill and the Slick Rock Project; the ability to fund, advance and develop the Company’s properties; the Company’s ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; pricing and demand for uranium; impact of increasing competition; commodity prices, currency rates, interest rates and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where the Company operates; impact of unknown financial contingencies; market prices for uranium; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms and the anticipated timing and results of operation and development. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, but are not limited to, factors relating to: general economic conditions in Canada, the United States and globally; industry conditions; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; changes in current and future trade agreements, legislation, regulations, import tariffs and other similar trade barriers; credit risks with respect to the Company’s cash and cash equivalents; risks arising from changes in foreign currency fluctuations; liquidity risks; financing risks; risks related to the Company’s capability to continue as a going concern; risks associated with industry competitiveness; risks related to metal prices and marketability; risks related to political and regulatory effects on the uranium and vanadium industries including political uncertainty; risks in maintaining interest in the Company’s mineral properties; uninsurable risks related to mineral properties; risks resulting from future environmental legislation, regulations and actions; risks relating to rights of ownership of mineral properties;

uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; risks in obtaining and maintaining all necessary licenses and permits for operations; risks related to the integration of acquisitions; risks related to the Company’s capability to attract and maintain qualified key management personnel; risks related to international conflict; risks resulting from adverse economic conditions; risks relating to tariffs or the imposition of other restrictions on trade; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this Prospectus and in the AIF (as defined herein). Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in or incorporated by reference in this Prospectus is expressly qualified by these cautionary statements. All forward-looking information in this Prospectus or incorporated by reference in this Prospectus speak as of the date of this Prospectus (or as of the date in the document incorporated by reference). The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this Prospectus, including the documents incorporated by reference herein, are expressly qualified in their entirety by this cautionary statement. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent AIF and most recent management’s discussion and analysis for our most recently completed financial period and, if applicable, interim financial period, which are available on SEDAR+ at www.sedarplus.ca and EDGAR at http://www.sec.gov/edgar.

NOTICE REGARDING REPRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The disclosure included in or incorporated by reference in this Prospectus uses mineral reserves and mineral resources classification terms that comply with reporting standards in Canada and are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in this Prospectus and the documents incorporated by reference herein that describes the Company’s mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

PRESENTATION OF FINANCIAL INFORMATION

We present our financial statements in Canadian dollars. Our annual financial statements are prepared in accordance with IFRS and our interim financial statements are prepared in accordance with IFRS as applicable to interim financial reporting, including IAS 34. Unless otherwise indicated, financial information included in or incorporated by reference in this Prospectus has been derived from financial statements prepared in accordance with IFRS, or in accordance with IAS 34. As a result, certain financial information included in or incorporated by reference in this Prospectus may not be comparable to financial information prepared by companies in the United States reporting under generally accepted accounting principles in the United States. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, all references to “$”, “C$” or “dollars” in this Prospectus refer to Canadian dollars. References to “US$” in this Prospectus refer to United States dollars.

The following table sets forth, for each of the periods indicated, the high, low and average exchange rates, and the exchange rate at the end of the period, for the conversion of one (1) United States dollar into the Canadian dollar equivalent, based on the exchange rate as reported by the Bank of Canada:

US$ to C$

	YE 2024	Q2 2025

High	C$1.4416	C$1.4489

Low	C$1.3316	C$1.3558

Average	C$1.3698	C$1.4094

Rate at end of period	C$1.4389	C$1.3643

The exchange rate on October 30, 2025, as reported by the Bank of Canada for the conversion of one United States dollar into Canadian dollars was US$1.00 equals C$1.3987.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed by us with the securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the head office of the Company at 2005 - 4390 Grange Street, Burnaby, British Columbia, V5H 1P6, telephone (604) 669-5762, e-mail: timelinefiling@gmail.com, and are also available electronically under the profile of the Company at www.sedarplus.ca/ or in the United States through EDGAR at the website of the SEC at http://www.sec.gov/edgar.

As at the date of this Prospectus, the following documents, filed by the Company with the securities commissions or similar regulatory authorities in British Columbia and Alberta, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, as further described below:

(a)	the annual information form of the Company dated July 15, 2025 for the fiscal year ended December 31, 2024 (the “AIF”);

(b)	the audited consolidated financial statements of the Company for the fiscal years ended December 31, 2024 and December 31, 2023, together with the notes thereto and the auditor’s report thereon;

(c)	the management’s discussion and analysis of the results of operations and financial condition of the Company for the fiscal year ended December 31, 2024;

(d)	the unaudited condensed consolidated interim financial statements of the Company as at and for the six months ended June 30, 2025 and 2024, together with the notes thereto;

(e)	the management’s discussion and analysis of the results of operations and financial condition of the Company for the six months ended June 30, 2025;

(f)	the management information circular of the Company dated May 7, 2025 prepared in connection with the annual general and special meeting of shareholders held on June 13, 2025;

(g)

the material change report of the Company dated January 24, 2025, in respect of the closing of the equity financing whereby Uranium Energy Corp. acquired 107,142,857 Common Shares at a price of C$0.14 per Common Share for gross proceeds of $15 million; and

(h)

the material change report of the Company dated March 24, 2025, in respect of an amending agreement with Extract Advisors LLC to increase the existing credit facility dated September 26, 2023 by US$6,000,000.

Except as otherwise stated below, any documents of the foregoing type, and all other documents of the type required to be incorporated by reference in a short form prospectus pursuant to NI 44-101, including, without limitation, any material change reports (excluding material change reports filed on a confidential basis), interim financial statements, annual financial statements and the auditor’s report thereon, management’s discussion and analysis, information circulars, annual information forms and business acquisition reports filed by the Company with the securities commissions or similar regulatory authorities in any of the provinces or territories of Canada subsequent to the date of this Prospectus and during the 25-month period this Prospectus remains effective, shall be deemed to be incorporated by reference in this Prospectus. Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus pursuant to the foregoing paragraph is also included in any report that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Furthermore, we may incorporate by reference into the registration statement of which this Prospectus forms a part, any report on Form 6- K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Upon new annual financial statements and related management’s discussion and analysis of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual financial statements and related management’s discussion and analysis and the previous interim financial statements and related management’s discussion and analysis of the Company most recently filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim financial statements and related management’s discussion and analysis of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous interim financial statements and related management’s discussion and analysis of the Company most recently filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new annual information form of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, notwithstanding anything herein to the contrary, the following documents shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous annual information form; (ii) any material change reports filed by the Company prior to the end of the financial year in respect of which the new annual information form is filed; (iii) any business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circulars filed by the Company prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous management information circular prepared in connection with an annual general meeting of the Company shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

References to our website in any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements is available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purpose of the distribution of the Securities to which the Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplements. Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

AVAILABLE INFORMATION

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Company’s reports and other information filed or furnished with or to the SEC are electronically available from EDGAR at http://www.sec.gov/edgar.

The Company will file with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended, with respect to the Securities. This Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the registration statement will be available on the SEC’s website at .http://www.sec.gov/edgar.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to in “Documents Incorporated by Reference”; (ii) the consents of auditors, counsel and any experts identified herein, if applicable; (iii) powers of attorney of the directors and officers of the Company; and (iv) a copy of the form of indenture for Debt Securities. A copy of any applicable form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because: (i) the Company is governed by the BCBCA; (ii) certain officers, four of the directors and some of the experts named in this Prospectus are not residents of the United States; and (iii) certain of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon the Company or these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

The Company will file with the SEC, concurrently with the registration statement on Form F-10 of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company will appoint Dorsey & Whitney LLP, with an address at 3400 - 66 Wellington Street W, Toronto, Ontario, M5K 1G8, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Securities under the registration statement on Form F-10.

Ken Mushinski, John Eckersley, Jeff Duncan, Joshua D. Bleak and Stephen S. Lunsford, each a director of the Company, and Douglas L. Beahm, the Chief Operating Officer of the Company, Carl D. Warren, Harold J. Hutson and Terrence (Terry) P. McNulty, each a “qualified person” under NI 43-101 who has prepared or supervised the preparation of certain scientific and technical information contained or incorporated by reference in this Prospectus, reside outside of Canada. Messrs. Ken Mushinski, John Eckersley, Joshua D. Bleak, Jeff Duncan and Stephen S. Lunsford have appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada.

THE COMPANY

Anfield is a publicly listed company incorporated under the BCBCA on September 12, 1986. Anfield is a reporting issuer in both British Columbia and Alberta, and the Common Shares are listed on the TSXV under the symbol “AEC”, Nasdaq under the symbol “AEC” and the FSE under the symbol “0AD”.

The Company was incorporated on September 12, 1986, under the name Merritech Development Corporation. It changed its name several times: to Dencam Development Corporation on August 17, 1992; to Consolidated Dencam Development Corporation on January 19, 1994; to Equinox Exploration Corp. on March 13, 2009; to Equinox Copper Corp. on February 1, 2013; and to Anfield Resources Inc. on September 20, 2013. Finally, on December 27, 2017, the Company changed its name from Anfield Resources Inc. to Anfield Energy Inc.

The Company’s head office and its registered and records offices are located at 2005-4390 Grange Street, Burnaby, British Columbia, Canada. The Company also has a project office in Apache Junction, Arizona, U.S.

BUSINESS OF THE COMPANY

The Company is an energy metals exploration, development and near-term production company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its energy metals assets. The Company is engaged in the acquisition and development of uranium assets in the United States.

Anfield’s assets include: (i) the West Slope project, located in Colorado (the “West Slope Project”); (ii) the Velvet-Wood uranium and vanadium project (the “Velvet-Wood Project”), including the Shootaring Canyon mill (the “Shootaring Canyon Mill”), both located in Utah; (iii) the Slick Rock conventional uranium and vanadium project, located in Colorado (the “Slick Rock Project”); and (iv) surface stockpiles containing approximately 370,000 pounds of uranium. The Company’s assets have been chosen for their production potential and location in a safe and politically-stable jurisdiction.

Management of the Company considers the West Slope Project, Velvet-Wood Project, Slick Rock Project and the Shootaring Canyon Mill to be the material properties of the Company.

The Company intends to focus its business activity in the near term on advancing its conventional uranium and vanadium portfolio closer to production. This includes updating its radioactive materials license at the Shootaring Canyon Mill (the “Radioactive Materials License”), determining economics for its West Slope Project and, uranium price permitting, advancing both its Velvet-Wood Project and Slick Rock Project.

Project Overview

The West Slope Project

The West Slope Project is located within the Uravan Mineral District of southwestern Colorado, approximately 10 miles west of Naturita, Colorado, within Sections 16 to 22, 29, 30, T46N, R17W, 6th P.M., of Montrose County, Colorado. The West Slope Project consists of four adjacent U.S. Department of Energy (“DOE”) mineral leases, JD-6, JD-7, JD-8, and JD-9, that were previously developed and mined by Cotter Corporation from the late 1970s to early 2000s. All the four leases experienced underground mining activity over the 30-year period. In addition, the JD-7 lease also had significant open pit stripping performed to within less than 100 feet of the top of mineralization. Mineral resource estimates for the four leases, JD-6, JD-7, JD-8, and JD-9, were completed for and are the subject of the West Slope Technical Report (as defined below).

The technical report entitled “US DOE Uranium/Vanadium Leases JD-6, JD-7, JD-8, and JD-9 Montrose County, Colorado, USA” and dated April 10, 2022 (the “West Slope Technical Report”), which refers to the four core DOE leases of the nine which make up the West Slope Project, was prepared by Douglas L. Beahm, P.E., P.G., Carl Warren, P.E., P.G. and Joshua Stewart, P.E., P.G. of BRS, Inc., all of whom were independent qualified persons for the purposes of NI 43-101 at the time the West Slope Technical Report was prepared. Joshua Stewart is no longer employed by BRS, Inc. Therefore, BRS, Inc. is now taking responsibility for all of the statements made by Joshua Stewart in respect of the West Slope Technical Report. A technical report for the remaining five DOE leases, which do not share common geography or development plans, have not been prepared. The West Slope Technical Report is available on the Company’s SEDAR+ profile at www.sedarplus.ca.

At the West Slope Project, the Company is pursuing a preliminary economic assessment (“PEA”) for four of the nine mineral leases held within the West Slope Project portfolio.

The Shootaring Canyon Mill, Velvet-Wood Project and Slick Rock Project

The Shootaring Canyon Mill is one of only three licensed, permitted and constructed conventional uranium mills in existence in the United States, with the other two held by Rio Tinto Group and Uranium Energy Corp. (Sweetwater) and Energy Fuels (White Mesa). Located approximately 48 miles (77 kilometres) south of Hanksville, Utah, the Shootaring Canyon Mill is a conventional acid-leach facility that is permitted to process up to 750 tonnes of ore per day, with a capacity to process up to 1,000 tonnes per day. The Shootaring Canyon Mill was built in 1980 and during its period of operation it processed and sold 27,825 pounds of triuranium octoxide. It ceased operation with the collapse of the uranium price in the early 1980s.

The Velvet-Wood Project is located within the Lisbon Valley physiographic province in San Juan County, Utah. The Velvet mine produced a reported 400,000 tons of ore containing some 4.2 million pounds of uranium (U3O8) and 4.8 million pounds of vanadium (V2O5) (Chenoweth, 1990).

The Slick Rock Project is located in the southern end of the Uravan mineral belt of the Colorado Plateau physiographic province and at the southeastern edge of the Paradox fold and fault belt in the proximal Disappointment syncline. The Slick Rock District is also a past producer with reported production of 2,236,723 pounds of uranium (U3O8) and 13,941,457 pounds of vanadium (V2O5) (Chenoweth, 1990).

The combined Velvet-Wood Project and Slick Rock Project PEA entitled “The Shootaring Canyon Mill and Velvet Wood and Slick Rock Uranium Projects, Preliminary Economic Assessment” and dated May 6, 2023 (the “2023 PEA”), was authored by Douglas L. Beahm, P.E., P.G. Principal Engineer, Harold H. Hutson, P.E., P.G. and Carl D. Warren, P.E., P.G., of BRS, Inc., and Terrence P. (Terry) McNulty, P.E., D. Sc., of T.P. McNulty and Associates Inc., all of whom were independent qualified persons for the purposes of NI 43-101 at the time the 2023 PEA was prepared. The 2023 PEA is available on the Company’s SEDAR+ profile at www.sedarplus.ca.

At the Velvet-Wood Project and Slick Rock Project, the Company engaged consultants to provide a combined PEA and to complete a mine plan as the current uranium price has reached a high-enough level to make such a pursuit economically viable.

At the Shootaring Canyon Mill, the Company is updating its Radioactive Materials License in order to update the license from its current “standby status” to “operational status”.

Detailed Project Descriptions

For additional information with respect to the Company’s assets, such as the West Slope Project, the Velvet-Wood Project, the Slick Rock Project and the Shootaring Canyon Mill, the Company’s other mineral interests and the business of the Company, readers are referred to the Company’s then-current AIF, annual management’s discussion and analysis and interim management’s discussion and analysis, if applicable, all of which are incorporated by reference herein, and the other documents incorporated by reference herein. See also “Risk Factors” in this Prospectus and “Risk Factors” in the Company’s then-current AIF.

Recent Developments

On June 20, 2025, enCore Energy Corp. sold 170,000,000 Common Shares (on a pre-Consolidation basis) to Uranium Energy Corp. pursuant to a private sale agreement. As a result, enCore Energy Corp. no longer holds any Common Shares. As of the date hereof, to the knowledge of the Company, the only shareholder that beneficially owns, directly or indirectly, or exercises control over, Common Shares carrying more than 5% of the outstanding voting rights attached to the Common Shares is Uranium Energy Corp.

On July 30, 2025, the Company announced that in preparation of the listing of Common Shares on Nasdaq, the Company will undertake a consolidation (the “Consolidation”) of its outstanding common share capital on the basis of one (1) post-Consolidation share for every seventy-five (75) pre-Consolidation shares.

Summary of Quarterly Results

The following summary should be read in conjunction with the Company’s management’s discussion and analysis for the six months ended June 30, 2025 and the unaudited condensed consolidated interim financial statements and related notes thereto of the Company for the six months ended June 30, 2025.

The following table presents selected unaudited consolidated financial information for each of the eight most recently completed quarters ending as at June 30, 2025, derived from financial statements prepared in accordance with IFRS, as applicable to interim financial reporting, including IAS 34, stated in Canadian dollars:

Quarter Ended	Total Revenues	Net Income/(Loss)	Earnings/(Loss) Per Share
September 30, 2023	$Nil	$(1,510,904)	$(0.00)
December 31, 2023	$Nil	$16,916,355	$0.02
March 31, 2024	$Nil	$(2,152,438)	$(0.00)
June 30, 2024	$Nil	$(2,700,069)	$(0.00)
September 30, 2024	$Nil	$(2,438,824)	$(0.00)
December 31, 2024	$Nil	$(4,154,321)	$(0.00)
March 31, 2025	$Nil	$(2,767,838)	$(0.00)
June 30, 2025	$Nil	$(4,328,083)	$(0.28)

Developments Following the Date of the Prospectus

If, after the date of this Prospectus, the Company is required by Section 4.2 of NI 43-101 to file a technical report to support scientific or technical information that relates to a mineral project on a property that is material to the Company, the Company will file such technical report in accordance with Section 4.2(5)(a)(i) of NI 43-101 as if the words “preliminary short form prospectus” refer to “shelf prospectus supplement”.

CONSOLIDATED CAPITALIZATION

As at October 30, 2025, there were 15,661,557 Common Shares issued and outstanding, as well as 4,954,622 Warrants, and 1,031,571 Options outstanding. As at December 31, 2024, prior to the completion of the Consolidation, there were 1,034,229,633 Common Shares issued and outstanding, as well as 338,022,202 Warrants, and 91,467,828 Options outstanding.

Other than as noted above, there have been no material changes in our share or loan capital, on a consolidated basis, since June 30, 2025.

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capital of the Company since the date of the Company’s financial statements for its most recently completed financial period included in such Prospectus Supplement, including any material change that will result from the issuance of Securities pursuant to such Prospectus Supplement.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided in the applicable Prospectus Supplement with respect to any issuance of Debt Securities (having a term to maturity in excess of one year) pursuant to this Prospectus, as required by applicable securities laws.

DESCRIPTION OF COMMON SHARES

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as at October 30, 2025, 15,661,557 Common Shares are issued and outstanding. All rights and restrictions in respect of the Common Shares are set out in the Company’s constating documents and the BCBCA and its regulations. The Common Shares have no pre-emptive, subscription, redemption or conversion rights. Neither the BCBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The BCBCA and the Company’s constating documents provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board of Directors; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority.

Dividend Policy

The Company has no fixed dividend policy and the Company has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties. The payment of dividends in the future will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

DESCRIPTION OF DEBT SECURITIES

Debt Securities may be issued in one or more series under an indenture to be entered into between the Company and one or more trustees that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the indenture to be entered into has been or will be filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The Company may issue Debt Securities, separately or together, with Common Shares, Subscription Receipts, Warrants or Units or any combination thereof, as the case may be. The description of certain provisions of the indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the indenture.

The description of certain provisions of the indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the indenture. The particular terms and provisions of a series of Debt Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the title of the Debt Securities;

•	the aggregate principal amount of the Debt Securities and any limit thereon;

•

the date or dates, if any, on which the principal of and premium, if any, on the Debt Securities are payable and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•

the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities;

•	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

•	the covenants applicable to the Debt Securities;

•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

•

the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

•	whether the Debt Securities will be secured or unsecured;

•	whether the Debt Securities will be issuable in the form of global securities (“Global Securities”), and, if so, the identity of the depositary for such Global Securities;

•	the denominations in which Debt Securities will be issuable, if other than denominations of $1,000 and integral multiples of $1,000;

•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities; and

•	any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA or a United States federal funds rate.

The Company may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of Debt Securities pursuant to this Prospectus.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. The Company may issue Subscription Receipts, which may be offered separately or together with Common Shares, Debt Securities, Warrants or Units, as the case may be, or may be converted into or exchanged for Common Shares, Debt Securities, Warrants, Units and/or other securities upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts, will be described in such Prospectus Supplement.

The Subscription Receipts will be issued under one or more subscription receipt agreements, in each case between the Company and a subscription receipt agent determined by the Company. A copy of any such subscription receipt agreement will be available on SEDAR+ at www.sedarplus.ca and EDGAR at http://www.sec.gov/edgar.

The Prospectus Supplement relating to any Subscription Receipts being offered will include specific terms and provisions of the Subscription Receipts being offered thereby. These terms and provisions will include some or all of the following:

●	the name or designation of the Subscription Receipts;

●	the number of Subscription Receipts being offered;

●	the price at which Subscription Receipts will be offered and whether the price is payable in instalments;

●

the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares, Debt Securities, Warrants, Units and/or other securities, as the case may be, and the consequences of such terms and conditions not being satisfied;

●	the number of Common Shares, Debt Securities, Warrants, Units and/or other securities that may be issued or delivered upon the conversion or exchange of each Subscription Receipt;

●	the identity of the Subscription Receipt agent;

●

the manner in which funds will be invested and held, and procedures for the release of funds (including interest or other income earned on funds) pending satisfaction or non-satisfaction of the escrow release or other conditions;

●	any entitlements of the holders of Subscription Receipts to receive distributions declared on Common Shares or distribution-equivalent payments;

●	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

●	the dates or periods during which the Subscription Receipts may be converted or exchanged into Common Shares, Debt Securities, Warrants, Units and/or other securities;

●	whether such Subscription Receipts will be listed on any securities exchange;

●	material Canadian federal income tax consequences of owning, holding or disposing of the Subscription Receipts, if any;

●	if applicable, whether the Subscription Receipts shall be in registered or unregistered form;

●

if applicable, that the Subscription Receipts shall be issuable in whole or in part as one or more Global Securities and, in such case, the depositary or depositaries for such Global Securities in whose name the Global Securities will be registered;

●	any terms, procedures and limitations relating to the transferability, exchange or conversion of the Subscription Receipts;

●	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts.

Subscription Receipts, if issued in registered form, will be exchangeable for other Subscription Receipts of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

DESCRIPTION OF WARRANTS

The following sets forth certain general terms and provisions of Warrants. The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada) pursuant to which the Company will agree not to distribute pursuant to this Prospectus, as it may be supplemented or amended, any Warrants that are “novel” (as such term is defined in NI 44-102), including Warrants that are convertible into or exchangeable or exercisable for securities of an entity other than the Company or its affiliates, unless the applicable Prospectus Supplement(s) pertaining to the distribution of the novel securities is either (a) first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada) where such novel securities are distributed, or (b) 10 business days have elapsed since the date of delivery to the applicable securities regulatory authority of the draft Prospectus Supplement in substantially final form and the applicable securities regulatory authority has not provided written comments on the draft Prospectus Supplement.

The Company may issue Warrants for the purchase of Common Shares and/or other securities. The particular terms and provisions of the Warrants offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Warrants, will be described in such Prospectus Supplement.

Warrants may be offered separately or together with Common Shares, Debt Securities, Subscription Receipts or other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants will be issued under one or more warrant indentures, in each case between the Company and a warrant agent determined by the Company. Each such warrant indenture, as supplemented or amended from time to time, will set out the terms and conditions of the applicable Warrants. The statements in this Prospectus relating to any warrant indenture and the Warrants to be issued under it are summaries of anticipated provisions of an applicable warrant indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such warrant indenture, as applicable. A copy of any such warrant indenture will be available on SEDAR+ at www.sedarplus.ca and EDGAR at http://www.sec.gov/edgar.

The Prospectus Supplement relating to any Warrants being offered will include specific terms and provisions of the Warrants being offered thereby. These terms and provisions will include some or all of the following:

●	the designation of the Warrants;

●	the aggregate number of Warrants offered and the offering price;

●	the designation, number and terms of the Common Shares and/or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

●	the exercise price of the Warrants;

●	the dates or periods during which the Warrants are exercisable;

●	the designation and terms of any Securities with which the Warrants are issued;

●	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

●	the currency or currency unit in which the exercise price is denominated;

●	whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

●	any minimum or maximum amount of Warrants that may be exercised at any one time;

●	whether such Warrants will be listed on any securities exchange;

●	whether the Warrants will be issued in fully registered or global form;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

●	any other rights, privileges, restrictions and conditions attaching to the Warrants; and

●	any other material terms and conditions of the Warrants.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities issuable on exercise of the Warrants.

Warrants, if issued in registered form, will be exchangeable for other Warrants of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

DESCRIPTION OF UNITS

The following sets forth certain general terms and provisions of the Units. The Company may issue Units comprising any combination of the other Securities described in this Prospectus. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The Prospectus Supplement relating to any Units being offered will include specific terms and provisions of the Units being offered thereby. These terms and provisions will include some or all of the following:

●	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

●	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

●	how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

●	the currency or currency units in which the Units may be purchased, and the underlying Securities denominated;

●	whether such Units will be listed on any securities exchange;

●	whether the Units and the underlying Securities will be issued in fully registered or global form;

●	any other rights, privileges, restrictions and conditions attaching to the Units; and

●	any other materials terms and conditions of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to, if applicable, the unit agreement, collateral arrangements and depositary arrangements relating to such Units.

PLAN OF DISTRIBUTION

The Company may, during the 25-month period that this Prospectus remains effective, offer for sale and issue, as applicable, the Securities, separately or together: (i) through underwriters, dealers or agents purchasing as principal or acting as agent; (ii) directly to one or more purchasers, including sales upon the exercise of conversion or exchange rights attaching to convertible or exchangeable securities held by the purchaser; or (iii) through a combination of any of these methods of sale. Securities sold to the public pursuant to this Prospectus may be offered and sold exclusively in Canada or the United States, or in both jurisdictions. The

Prospectus Supplement relating to each offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public, identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of that offering, including the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non- fixed price basis), the proceeds to the Company and any underwriters’, dealers’ or agents’ fees, commissions or other items constituting underwriters’ or agents’ compensation. Only underwriters, dealers or agents so named in the applicable Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby. A Prospectus Supplement may provide that the Securities sold thereunder will be “flow-through” securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSXV, Nasdaq or other existing trading markets for the securities. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution.

If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Any offering of Debt Securities, Subscription Receipts, Warrants or Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See “Risk Factors”.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to “at-the-market distributions” or as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which are intended to stabilize or maintain the market price of the offered Securities at a level other than that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed, including selling an aggregate number or principal amount of Securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed.

If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. If agents are used in an offering, unless otherwise indicated in the Prospectus Supplement, such agents will be acting on a “best efforts” basis for the period of their appointment. Any offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement, we currently expect to use the net proceeds from the sale of Securities to fund our capital commitments to the West Slope Project, Velvet-Wood Project, the Slick Rock Project, and Shootaring Canyon Mill along with other potential capital projects, acquisitions, general corporate purposes, and for working capital – meaning current assets minus current liabilities. Specific information about the use of the net proceeds to the Company of any offering of Securities under this Prospectus and the specific business objectives which the Company expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

There may be circumstances where, based on results obtained or for other sound business reasons, a reallocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the net proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” in this Prospectus and in the documents incorporated by reference herein and any other factors set forth in the applicable Prospectus Supplement. The Company may invest funds which it does not immediately use. Such investments may include short-term marketable investment grade securities denominated in United States dollars, Canadian dollars or other currencies. The Company may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

Any specific allocation of the net proceeds of an offering to a specific purpose will be determined at the time of the offering and will be described in the relevant Prospectus Supplement. To date, the Company has not generated revenues from operations. The Company had total comprehensive loss of $8,072,359 and accumulated a deficit of $84,544,667 for the fiscal year ended December 31, 2024. As a result, the Company may need to allocate a portion of its existing working capital or a portion of the proceeds of any offering of Securities to fund any such net loss in future periods. See “Risk Factors – Negative Operating Cash Flows”.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading in Canada on the TSXV under the symbol “AEC”, in the United States on Nasdaq under the symbol “AEC” and in Germany on the FSE under the trading symbol “0AD”. Trading prices and volumes of the Common Shares for the previous 12-month period will be provided, as required, in each Prospectus Supplement.

PRIOR SALES

Information in respect of prior sales of Common Shares and other Securities distributed under this Prospectus and for securities that are convertible into or exchangeable for Common Shares or such other

Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares and/or other Securities pursuant to such Prospectus Supplement.

CERTAIN INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain material Canadian federal income tax considerations generally applicable to investors described therein of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may describe certain United States federal income tax considerations generally applicable to investors described therein who are U.S. persons (within the meaning of the United States Internal Revenue Code of 1986, as amended) of the acquisition, ownership and disposition of any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

An investment in the Securities is speculative and subject to a number of risks, including those set forth below and in the Company’s then-current AIF and in the then-current management’s discussion and analysis for our most recently completed financial year period and interim financial period, if applicable. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement.

Prospective investors should carefully consider these risks, in addition to the information contained and incorporated by reference herein and in the Prospectus Supplement relating to an offering and the information incorporated by reference therein, before purchasing Securities. Some of the risk factors described herein and in the documents incorporated by reference herein (including subsequently filed documents incorporated by reference herein), including the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the events identified in these risks and uncertainties were to actually occur, it could have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Company. These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that are currently considered immaterial may also have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Company. The Company cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described in this Prospectus or the applicable Prospectus Supplement or the documents incorporated by reference herein and therein or other unforeseen risks.

Liquidity and Capital Resources

Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Company’s mineral properties, the state of international debt and equity markets and investor perceptions and expectations of the global market for uranium and vanadium and its derivatives. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Company’s planned exploration, development or other work programs may be postponed, or otherwise revised, as necessary.

There is No Market for the Securities

Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation.

Dilution from Further Financings

The Company may need to raise additional financing in the future through the issuance of additional equity securities or convertible debt securities. If the Company raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Company and reduce the value of their investment and the value of the Company’s securities.

Active Liquid Market for Common Shares and Market Price of Securities

There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and/or the Nasdaq. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies with small capitalization have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These risk factors included global economic and trade developments and market perceptions of the attractiveness of certain industries. There can be no assurance that continuing fluctuations in price will not occur. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Common Shares for reasons unrelated to the Company’s performance.

Other factors unrelated to the performance of the Company that may have an effect on the price of Common Shares include the following: lessening in trading volume and general market interest in the Company’s securities may affect a purchaser’s ability to trade significant numbers of Common Shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities. The price per Common Share may be adversely affected by a variety of factors relating to the Company’s business, including fluctuation in the Company’s operating and financial results, the result of any public announcement made by the Company and the Company’s failure to meet analysts’ expectations. Additionally, the value of the Common Shares is subject to market value fluctuations based upon factors that influence the Company’s activity and changes in interest and currency rates.

The market value of the Common Shares may also be affected by the Company’s financial results and political, economic, financial, and other factors that can affect the capital markets generally, the stock exchanges on which the Common Shares are traded and the market segment of which the Company is a part.

The Company May Be Impacted by Inflationary Pressures

General inflationary pressures may affect labor and other costs, which could have a material adverse effect on the Company’s financial condition, results of operations and the capital expenditures required to advance the Company’s business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition and the price of the Company’s securities.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the net proceeds from the offering of any Securities, as well as the timing of their expenditures. Depending on fluctuations in prices and other factors, the intended use of net proceeds from the offering of any Securities may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the offering of any Securities. Management may use the net proceeds from the offering of any Securities in ways that an investor may not consider desirable if they believe it would be in the best interests of the Company to do so. The results and the effectiveness of the application of proceeds from an offering of any Securities are uncertain. If the proceeds are not applied effectively, the Company’s business, financial condition, results of operations or prospects may suffer.

Negative Operating Cash Flows

Given that none of the Company’s properties have yet to enter commercial production and generate cash flow, the Company had negative operating cash flow for its fiscal period ended December 31, 2024. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves or a portion of the proceeds of any offering of Securities to fund such negative cash flow could adversely impact the Company’s business, financial condition and profitability.

If we are unable to satisfy the requirements of Sarbanes-Oxley or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned.

We are subject to the requirements of Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”). Section 404 of Sarbanes-Oxley (“Section 404”) requires companies subject to the reporting requirements of United States securities laws to complete a comprehensive evaluation of their internal controls over financial reporting. To comply with this statute, we are required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (“JOBS Act”), we are classified as an “emerging growth company.” Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Under this exemption, our independent auditor is not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period, except in the event this is accelerated if we lose our status as an “emerging growth company”. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business will grow both domestically and internationally, organically and through acquisitions, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by Sarbanes-Oxley. If management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

In connection with the Nasdaq listing of the Common Shares, as a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of certain Nasdaq corporate governance requirements applicable to United States domestic companies

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices rather than those of the Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. Currently, we follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq rules for United States issuers, including practices in lieu of the Nasdaq requirements to (i) adopt a majority independent board of directors, (ii) adopt formal audit committee, compensation committee and nomination committee charters, (iii) adopt one or more codes of conduct, (iv) hold regularly scheduled meetings at which only independent directors are present and (v) have by-laws providing for a quorum of at least 33 1/3 percent of the outstanding Common Shares.

Any foreign private issuer exemptions we avail ourselves of in the future may reduce the scope of information and protection to which you are otherwise entitled as an investor. As result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

We will incur significantly increased costs and devote substantial management time as a result of operating as a United States public company

As a United States public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company or as a Canadian public company. For example, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404, which involve annual assessments of a company’s internal controls over financial reporting. We plan to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. Furthermore, we expect the premium for director & officer insurance will increase significantly due to a more litigious environment in the United States. At this time, we cannot reasonably predict or estimate the amount of additional costs that we may incur as a result of becoming a United States public company or the timing of such costs.

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses

We may in the future lose foreign private issuer status if a majority of the Common Shares are held in the United States and if we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of the directors or executive officers are United States citizens or residents; (ii) a majority of assets are located in the United States; or (iii) the business is administered principally in the United States. The regulatory and compliance costs to us under United States securities laws as a United States domestic issuer will be significantly more than the costs incurred as an SEC foreign private issuer. If we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to foreign private issuers. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.

We expect that we will be considered a passive foreign investment company or “PFIC”, which may result in adverse tax consequences for United States taxpayers

Holders of Common Shares that are United States taxpayers should be aware that we believe we were a “passive foreign investment company” (a “PFIC”) during our most recently completed tax year and, due to the nature of our assets and the income that we expect to generate, we expect to be a PFIC for the current tax year, and may be a PFIC in subsequent tax years. Whether we will be a PFIC for the current tax year or any future tax year will depend on our assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the determination made by us concerning our PFIC status for any tax year. If we are a PFIC for any year during a United States taxpayer’s holding period of the Common Shares, then such United States taxpayer generally will be required to treat any gain realized upon a disposition of its Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the United States taxpayer. Subject to certain limitations, these adverse tax consequences may be mitigated if the United States taxpayer makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A United States taxpayer who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A United States taxpayer who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s adjusted tax basis therein. Holders of Common Shares should consult their own tax advisors regarding the ownership and disposition of our Common Shares.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of the Securities will be passed upon on behalf of the Company by Cassels Brock & Blackwell LLP with respect to matters of Canadian law and Dorsey & Whitney LLP with respect to matters of U.S. law. As at the date of this Prospectus, the partners and associates of Cassels Brock & Blackwell LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s independent registered public accounting firm is Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants, who have issued an Independent Auditor’s Report dated August 15, 2025, except for the effects of restating the number of shares figures to reflect the share consolidation effected on August 1, 2025, to which the date is September 10, 2025 in respect of the Company’s consolidated financial statements as at December 31, 2024 and December 31, 2023 and for the fiscal year ended December 31, 2024 and for the fiscal year ended December 31, 2023. Dale Matheson Carr-Hilton LaBonte LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPABC Code of Professional Conduct and any applicable legislation or regulations, as well as the rules of the SEC and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada, located at its principal offices in Vancouver, British Columbia.

INTERESTS OF EXPERTS

Experts who have prepared reports or summaries of reports for the Company directly or in a document incorporated by reference to the Prospectus include the following: Mr. Douglas L. Beahm, P.E., P.G., Mr. Carl Warren, P.E., P.G., Mr. Joshua Stewart, P.E., P.G., Mr. Harold H. Hutson, P.E., P.G., of BRS, Inc., and Mr. Terence P. (Terry) McNulty, P.E., D. Sc., of T.P. McNulty and Associates Inc., have acted as qualified persons under NI 43-101 in connection with the 2023 PEA. Mr. Douglas L. Beahm, P.E., P.G., Mr. Carl Warren,

P.E., P.G., and Mr. Joshua Stewart, P.E., P.G. of BRS Inc. have acted as qualified persons under NI 43-101 in connection with the West Slope Technical Report. Joshua Stewart is no longer employed by BRS, Inc. Therefore, BRS, Inc. is now taking responsibility for all of the statements made by Joshua Stewart in respect of the West Slope Technical Report.

None of the above-mentioned experts has any registered or beneficial interest, directly or indirectly, in any securities or other properties of the Company. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company. As at the date hereof, such persons, and the directors, officers, partners and employees, as applicable, of each of the experts beneficially own, directly or indirectly, in the aggregate, less than 1% of the securities of the Company.

All scientific and technical information in this Prospectus has been reviewed and approved by Douglas L. Beahm, P.E., P.G., who is considered, by virtue of his education, experience and professional association, a qualified person under NI 43-101. Mr. Beahm is not independent of the Company as he is the Company’s Chief Operating Officer. As of the date hereof, Mr. Beahm holds no securities of the Company. Experts who have prepared reports for the Company directly or in a document incorporated by reference to the Prospectus include the following: Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants, who issued the Independent Auditor’s Report accompanying the audited financial statements of the Company for the fiscal year ended December 31, 2024 and fiscal year ended December 31, 2023, and report that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPABC Code of Professional Conduct and any applicable legislation and regulations, as well as the rules of the SEC and the Public Company Accounting Oversight Board (PCAOB) on auditor independence, as of the date hereof.

GLOSSARY OF TERMS

When used in this Prospectus, the following terms have the meanings set forth below unless expressly indicated otherwise.

“2023 PEA” has the meaning given to that term under “Business of the Company”.

“AIF” has the meaning given to that term under “Documents Incorporated by Reference”.

“Anfield” or “we” has the meaning given to that term on the cover page of this Prospectus.

“BCBCA” means the Business Corporations Act (British Columbia).

“Common Shares” has the meaning given to that term on the cover page of this Prospectus.

“Company” has the meaning given to that term on the cover page of this Prospectus.

“CORRA” means the Canadian Overnight Repo Rate Average.

“Debt Securities” has the meaning given to that term on the cover page of this Prospectus.

“DOE” has the meaning given to that term under “Business of the Company”.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Forward-Looking Information” has the meaning given to that term under “Forward-Looking Information”.

“FSE” has the meaning given to that term on the cover page of this Prospectus.

“Global Securities” has the meaning given to that term under “Description of Debt Securities”.

“IFRS” has the meaning given to that term on the cover page of this Prospectus.

“JOBS Act” has the meaning given to that term under “Risk Factors”.

“MJDS” has the meaning given to that term on the cover page of this Prospectus.

“Nasdaq” has the meaning given to that term on the cover page of this Prospectus.

“NI 43-101” has the meaning given to that term under “Notice Regarding Representation of Mineral Reserve and Mineral Resource Estimates”.

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions.

“NI 44-102” means National Instrument 44-102 – Shelf Distributions.

“Options” means the incentive stock options of the Company.

“PEA” has the meaning given to that term under “Business of the Company”.

“PFIC” has the meaning given to that term under “Risk Factors”.

“Prospectus” has the meaning given to that term on the cover page of this Prospectus.

“Prospectus Supplement” has the meaning given to that term on the cover page of this Prospectus.

“QEF Election” has the meaning given to that term under “Risk Factors”.

“Radioactive Materials License” has the meaning given to that term under “Business of the Company”.

“Sarbanes-Oxley” has the meaning given to that term under “Risk Factors”.

“SEC” has the meaning given to that term on the cover page of this Prospectus.

“Section 404” has the meaning given to that term under “Risk Factors”.

“Securities” has the meaning given to that term on the cover page of this Prospectus.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval Plus.

“Shootaring Canyon Mill” has the meaning given to that term under “Business of the Company”.

“Slick Rock Project” has the meaning given to that term under “Business of the Company”.

“Subscription Receipts” has the meaning given to that term on the cover page of this Prospectus.

“TSXV” has the meaning given to that term on the cover page of this Prospectus.

“Units” has the meaning given to that term on the cover page of this Prospectus.

“Velvet-Wood Project” has the meaning given to that term under “Business of the Company”.

“Warrants” has the meaning given to that term on the cover page of this Prospectus.

“West Slope Project” has the meaning given to that term under “Business of the Company”.

“West Slope Technical Report” has the meaning given to that term under “Business of the Company”